UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 26, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – MINERAL RESOURCE AND ORE RESERVE REPORT FOR THE YEAR ENDED DECEMBER 31, 2020**



AngloGoldAshanti

<R&R> 2020

MINERAL RESOURCE AND ORE RESERVE REPORT

as at 31 December 2020

OUR VISION, MISSION AND VALUES

VISION

TO BE THE
LEADING
MINING COMPANY

MISSION

To create value for our shareholders, our employees and our business, and social partners through safely and responsibly exploring, mining and marketing our products.


CONSISTENT
DELIVERY

VALUES


NO
INJURIES

Safety is our first value.



We treat each other with dignity and respect.



We are accountable for our actions and undertake to deliver on our commitments.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.



We value diversity.



We respect the environment.

CONTENTS

Supporting financial, operational, and sustainability data are available at www.aga-reports.com

Stakeholder feedback
We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at:
investor.relations@anglogoldashanti.com

Disclaimer

The information in this report is based on information signed off by Mr VA Chamberlain, a Competent Person who is a full-time employee of AngloGold Ashanti Ltd. Mr VA Chamberlain consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Ore Reserve, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

All photographs depicted showing employees and/or community members in this report were taken prior to the onset of the COVID-19 pandemic and do not reflect AngloGold Ashanti's standard operating procedure that was implemented as a result of the pandemic.

ANGLOGOLD ASHANTI'S 2020 SUITE OF REPORTS COMPRISES:

<IR>	Integrated Report	<R&R>	Mineral Resource and Ore Reserve Report
<SR>	Sustainability Report	<AFS>	Annual Financial Statements
<NOM>	Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)	<WWW>	Reporting website

ABOUT THIS REPORT

The Mineral Resource and Ore Reserve as at 31 December 2020 for AngloGold Ashanti Limited (AngloGold Ashanti) are reported in accordance with the minimum standards described by The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition).

The reporting criteria, as outlined in the reporting code, have been used in the preparation of internal Competent Person reports (CPR) for each operation, from which the numbers stated in this report have been drawn. Reporting is also in accordance with Section 12.13 of the Johannesburg Stock Exchange (JSE) Listings Requirements (as updated from time to time).

Information is presented by operating region, country, mine and project. Topics for brief discussion in this report include regional and country overview, introduction, geology, exploration, projects and estimation. Further to this, the following information is used to illustrate additional detail across our operations and projects:

- Location and infrastructure maps
- Legal aspects and tenure
- Geological cross-sections and maps of underground workings where applicable
- Details of average drill hole spacing and type
- Inclusive Mineral Resource and Ore Reserve
  - below infrastructure
  - by-products
  - year-on-year reconciliation
  - sensitivities
- Exclusive Mineral Resource
- Inferred Mineral Resource in annual Ore Reserve design*
- Ore Reserve modifying factors
- Grade tonnage information on the Mineral Resource
- Details of appointed Competent Persons

Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.

AngloGold Ashanti's reporting on Exploration as well as a breakdown of the operational production performance and comparison is detailed fully in the <IR>. Detail on the Environmental Impact Management including funding is provided in the <SR> and the <IR>.

The Mineral Resource, as reported, is inclusive of the Ore Reserve component unless otherwise stated. Mineral Resource and Ore Reserve estimates are reported as at 31 December 2020 and are net of 2020 production depletion.

The addresses of the professional organisations to which the Competent Persons are affiliated are provided on page 203.

The following should be noted in respect of the <R&R> report:

- All figures are expressed on an attributable basis unless otherwise indicated
- Unless otherwise stated, $ or dollar refers to United States dollars
- Locations on maps are indicative
- Group and company are used interchangeably
- Mine, operation and business unit are used interchangeably
- Rounding off of numbers may result in computational discrepancies
- To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, content for gold and silver to two decimals and copper, sulphur and molydenum content with no decimals
- Metric tonnes (t) are used throughout this report and all ounces are Troy ounces
- For terminology used in this report, please refer to the <Glossary of terms> on page 199.
- All grade tonnage curves reflect the gold Mineral Resource and exclude stockpiles unless otherwise stated
- Abbreviations used in this report: gold – Au, copper – Cu, silver – Ag, sulphur – S, molybdenum – Mo

* *Inferred Mineral Resource cannot be converted to Ore Reserve and is thus not stated as part of the Ore Reserve in compliance with the SAMREC Code. Inferred Mineral Resource may however have an influence on the Ore Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or underground design. Inclusion in the production schedule will also influence the cash flow and thus the viability of any project. A separate schedule is run for the Ore Reserve with any included Inferred Mineral Resource set to waste to test if it is cash positive. This indicates that the Ore Reserve is able to stand on its own and is therefore not at risk due to the Inferred Mineral Resource in the optimisation process.*

Our philosophy is that the first two years of the business plan is covered by Ore Reserve, the first five years of the business plan has minimal Inferred Mineral Resource and that only beyond five years we allow for lower confidence material to be included in the plan. Exploration drilling to upgrade this confidence is included in the plan at the time it is required and well before the time it is mined.



Employees working at Lamego underground

GROUP PROFILE

OUR FOOTPRINT


1
2
3
4
5
6
7
8

● Operations ○ Projects

AMERICAS

1 Argentina
Cerro Vanguardia (92.5%)

2 Brazil
Serra Grande
AGA Mineração

3 Colombia
Gramalote (50%) [(1)]
La Colosa
Quebradona

AFRICA

4 Guinea
Siguiri (85%)

5 Ghana
Iduapriem
Obuasi [(2)]

6 DRC
Kibali (45%) [(3)]

7 Tanzania
Geita

AUSTRALIA

8 Australia
Sunrise Dam
Butcher Well (70%) [(4)]
Tropicana (70%)

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated

[(1)] Gramalote is managed by B2Gold and there was a change in ownership from 51% to 50%
[(2)] Obuasi's redevelopment project began in 2019
[(3)] Kibali is operated by Barrick Gold Corporation (Barrick)
[(4)] Butcher Well has been declared as a Mineral Resource for the first time

STREAMLINED
portfolio

STRONGEST
balance sheet in a decade

RAMP UP
at Obuasi continues

UNLOCKING VALUE
in Colombia

CORPORATE GOVERNANCE

AngloGold Ashanti reports its Mineral Resource and Ore Reserve in accordance with the minimum standards prescribed by the SAMREC Code and Section 12.13 of the JSE Listings Requirements (as updated from time to time).

We achieve this through ensuring the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in the SAMREC Code. Refer to <Definitions> in this report on page 197 for further details regarding the relationship between Exploration Results, Mineral Resource and Ore Reserve, the Table 1 and reporting on an 'if not, why not basis' in the SAMREC Code. In complying with the SAMREC Code, the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code, apart from the maiden Mineral Resource declaration for Butcher Well. The Company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the SAMREC Code.

Our established Mineral Resource and Ore Reserve Steering Committee (RRSC) is responsible for setting and overseeing our Mineral Resource and Ore Reserve governance framework, and for ensuring that it meets AngloGold Ashanti's goals and objectives while complying with all relevant regulatory codes. The committee's membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

The Audit and Risk Committee as well as the Investment Committee of the board, review the Mineral Resource and Ore Reserve and make a recommendation to the board which provides the final approval for the Mineral Resource and Ore Reserve.

Over more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates.

Due to the travel restrictions around COVID-19, the internal reviews could not take place on-site but were instead conducted as desktop reviews. The same restriction meant that the external audits could not take place either. With the scope of work for these audits requiring a site visit it was not possible to conduct them remotely. The internal policy requirement of auditing all operations on an average of once every three years will be met by an increased number of audits in 2021.

Numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti. No significant deficiencies were identified. Our Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource management processes and protocols. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the United States Securities and Exchange Commission (SEC) and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company's RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

Competent Persons

The information in this report relating to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (which uses Barrick Competent Persons), and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed within this document. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

VA Chamberlain has 33 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti, and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa.


BGM

Gold bars at Geita Gold Mine

YEAR IN REVIEW

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.

Price assumptions

The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

The Mineral Resource sensitivities shown in the detail of this report use a base of US$1,500/oz and a range of US$200/oz, unless otherwise stated. The Ore Reserve sensitivities shown in the detail of this report use a base of US$1,200/oz and a range of US$100/oz, unless otherwise stated.



Brushing of a gold bar, Sunrise Dam

Gold price

The following local prices of gold were used as the basis for estimation:

	Gold price	Local prices of gold Australia	Brazil	Argentina	Colombia
	US$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
2020 Ore Reserve	**1,200**	**1,604**	**5,510**	**119,631**	**4,096,877**
2019 Ore Reserve	1,100	1,512	4,230	57,080	3,230,030
2020 Mineral Resource	**1,500**	**2,170**	**7,682**	**142,507**	**5,094,827**
2019 Mineral Resource	1,400	1,981	5,166	78,102	3,838,220

Copper price

The following copper prices were used as the basis for estimation:

	Copper price	
	US$/lb	COP/lb
2020 Ore Reserve	**2.65**	**9,047**
2019 Ore Reserve	2.65	7,947
2020 Mineral Resource	**3.30**	**11,209**
2019 Mineral Resource	3.30	9,646

GOLD

124.5Moz
Inclusive Mineral Resource

29.7Moz
Ore Reserve

COPPER

9,677Mlb
Inclusive Mineral Resource

3,105Mlb
Ore Reserve

YEAR IN REVIEW CONTINUED

Mineral Resource

GOLD

The AngloGold Ashanti Mineral Resource reduced from 175.6Moz in December 2019 to 124.5Moz in December 2020. This gross annual decrease of 51.1Moz includes depletion of 3.7Moz, and disposal of assets in the South African region and Sadiola of 54.1Moz. This is partly offset by additions due to exploration and modelling changes of 2.9Moz, changes in economic assumptions of 3.5Moz and other factors of 0.3Moz. The Mineral Resource was estimated using a gold price of US$1,500/oz, unless otherwise stated (2019: US$1,400/oz).



Core logging at Iduapriem

Year-on-year changes

		Moz
Mineral Resource as at 31 December 2019		**175.6**
Disposal	Mponeng	(45.6)
	Vaal River Surface	(2.5)
	Mine Waste Solutions	(2.1)
	West Wits Surface	(0.5)
	Sadiola	(3.2)
	Sub-total	**121.7**
Depletions		(3.7)
	Sub-total	**118.0**
Additions	**Due to:**	
Geita	Exploration success	1.9
Siguiri	Gold price and exploration success	1.5
Iduapriem	Mineral Resource gold price increase	0.8
Tropicana	Gold price and revised underground constraining	0.8
Cerro Vanguardia	Gold price and exploration success	0.7
Serra Grande	Revised interpretation of Mina III underground and open pit	0.6
AGA Mineração	Gold price and exploration countered by changes in methodology	0.5
Other	Additions less than 0.5Moz	1.1
	Sub-total	**125.9**
Reductions	**Due to:**	
Obuasi	Estimation methodology and cost	(1.4)
Other	Reductions less than 0.5Moz	(0.0)
Mineral Resource as at 31 December 2020		**124.5**

COPPER

The AngloGold Ashanti Mineral Resource of 4.39Mt (9,677Mlb) remained unchanged between December 2019 and December 2020. The Mineral Resource was estimated at a copper price of US$3.30/lb (2019: US$3.30/lb).

Year-on-year changes

		Mt	Mlb
Ore Reserve as at 31 December 2019		**4.39**	**9,677**
Additions	**Due to:**		
Quebradona	No changes	–	–
Ore Reserve as at 31 December 2020		**4.39**	**9,677**

YEAR IN REVIEW CONTINUED

AngloGold Ashanti
Gold Mineral Resource


200
150
100
50
Ounces (millions)
175.6
(3.7)
5.6
(2.7)
4.7
(1.1)
0.0
(0.1)
0.4
(54.1)
124.5
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

AngloGold Ashanti
Copper Mineral Resource


10,000
9,500
9,000
8,500
8,000
7,500
Pounds (millions)
9,677
0
0
0
0
0
0
0
0
0
9,677
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020



Iduapriem core shed

YEAR IN REVIEW CONTINUED

Ore Reserve

GOLD

The AngloGold Ashanti Ore Reserve reduced from 43.9Moz in December 2019 to 29.7Moz in December 2020. This gross annual decrease of 14.2Moz includes depletion of 3.4Moz, and disposal of assets in the South African region and Sadiola of 16.7Moz. This is partly offset by additions due to exploration and modelling changes of 4.5Moz, changes in economic assumptions of 1.0Moz and other factors of 0.4Moz. The Ore Reserve was estimated using a gold price of US$1,200/oz, unless otherwise stated (2019: US$1,100/oz).

Year-on-year changes

		Moz
Ore Reserve as at 31 December 2019		**43.9**
Disposal	Mponeng	(11.0)
	Vaal River Surface	(2.1)
	Mine Waste Solutions	(1.9)
	West Wits Surface	(0.2)
	Sadiola	(1.6)
	Sub-total	**27.1**
Depletions		(3.4)
	Sub-total	**23.7**
Additions	**Due to:**	
Obuasi	Updated Mineral Resource models based on new exploration results	1.8
Geita	Exploration success at Nyamulilima and the completion of an economic study to start up this new open pit	1.4
Kibali	Exploration success	0.5
Iduapriem	Increased Ore Reserve price and operational improvements	0.5
AGA Mineração	Exploration and increased Ore Reserve price countered by geological model changes at the quartz vein satellite bodies and Serrotinho	0.4
Siguiri	Exploration success	0.4
Serra Grande	New exchange rate, gold price and cost reduction	0.4
Cerro Vanguardia	Exploration, methodology, price and cost countered by geotechnical changes	0.3
Sunrise Dam	Exploration success	0.3
Other	Additions less than 0.3Moz	0.1
	Sub-total	**29.8**
Reductions	**Due to:**	
Other	Reductions less than 0.3Moz	(0.1)
Ore Reserve as at 31 December 2020		**29.7**

COPPER

The AngloGold Ashanti Ore Reserve increased from 1.39Mt (3,068Mlb) in December 2019 to 1.41Mt (3,105Mlb) in December 2020. This gross annual increase of 0.02Mt is due to optimisation of the production levels. The Ore Reserve was estimated at a copper price of US$2.65/lb (2019: US$2.65/lb).

Year-on-year changes

		Mt	Mlb
Ore Reserve as at 31 December 2019		**1.39**	**3,068**
Additions	**Due to:**		
Quebradona	Result of the update of the mine plan in an effort to optimise the production levels as part of the feasibility study (FS)	0.02	37.3
Ore Reserve as at 31 December 2020		**1.41**	**3,105**

YEAR IN REVIEW CONTINUED


AngloGold Ashanti
Gold Ore Reserve
Ounces (millions)
50
40
30
20
10
43.9
(3.4)
4.2
0.4
0.8
0.2
0.0
(0.1)
0.3
0.1
(16.7)
29.7
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2020


AngloGold Ashanti
Copper Ore Reserve
Pounds (millions)
3,200
3,150
3,100
3,050
3,000
2,950
2,900
2,850
2,800
3,068
0
0
0
0
0
0
0
37
0
0
3,105
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2020

Sale of assets

AngloGold Ashanti sold various assets in South Africa and Mali during 2020. On conclusion of the sales and after depletions for that period of 2020, the final Mineral Resource and Ore Reserve at the time of the sale are shown below:

Operation	Category	Moz
South Africa		
Mponeng	Mineral Resource	45.65
	Ore Reserve	10.94
Surface Operations	Mineral Resource	5.11
	Ore Reserve	4.16
Mali		
Sadiola	Mineral Resource	3.32
	Ore Reserve	1.58

By-products

Several by-products will be recovered as a result of processing of the gold Ore Reserve and copper Ore Reserve. These include 0.41Mt of sulphur from Brazil, 23.89Moz of silver from Argentina and 26.19Moz of silver from Colombia. At present, there are no plans to recover molybdenum at the Quebradona project in Colombia. The Quebradona process plant will be designed to treat approximately 6.2Mtpa underground ore to produce copper concentrate over a 23-year mine life, with provision of space for a molybdenum plant in the future.

GROUP OVERVIEW

Mineral Resource

Mineral Resource by country inclusive of Ore Reserve: gold

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
DRC	Measured	17.87	4.19	74.84	2.41
	Indicated	43.94	3.23	141.73	4.56
	Inferred	7.49	2.79	20.89	0.67
	Total	**69.30**	**3.43**	**237.46**	**7.63**
Ghana	Measured	23.04	3.29	75.82	2.44
	Indicated	166.59	3.72	619.76	19.93
	Inferred	83.75	5.14	430.40	13.84
	Total	**273.38**	**4.12**	**1,125.98**	**36.20**
Guinea	Measured	17.55	0.62	10.94	0.35
	Indicated	137.77	0.96	132.05	4.25
	Inferred	69.40	1.06	73.62	2.37
	Total	**224.71**	**0.96**	**216.61**	**6.96**
Tanzania	Measured	6.29	4.76	29.89	0.96
	Indicated	43.02	2.48	106.64	3.43
	Inferred	32.43	3.39	109.91	3.53
	Total	**81.73**	**3.02**	**246.44**	**7.92**
Argentina	Measured	9.90	2.02	19.98	0.64
	Indicated	30.27	2.23	67.40	2.17
	Inferred	8.21	1.97	16.15	0.52
	Total	**48.37**	**2.14**	**103.53**	**3.33**
Brazil	Measured	24.31	4.05	98.41	3.16
	Indicated	33.24	3.95	131.23	4.22
	Inferred	56.06	3.80	213.20	6.85
	Total	**113.61**	**3.90**	**442.84**	**14.24**
Colombia	Measured	57.90	0.58	33.84	1.09
	Indicated	1,118.55	0.79	883.10	28.39
	Inferred	620.91	0.45	279.70	8.99
	Total	**1,797.36**	**0.67**	**1,196.64**	**38.47**
Australia	Measured	56.95	1.25	71.05	2.28
	Indicated	72.90	1.70	123.85	3.98
	Inferred	46.88	2.30	107.84	3.47
	Total	**176.73**	**1.71**	**302.74**	**9.73**
Total	Measured	213.79	1.94	414.77	13.34
	Indicated	1,646.28	1.34	2,205.76	70.92
	Inferred	925.12	1.35	1,251.70	40.24
	Total	**2,785.19**	**1.39**	**3,872.24**	**124.50**

Mineral Resource by country inclusive of Ore Reserve: copper

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Colombia	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	**602.10**	**0.73**	**4.39**	**9,677**
Total	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	**602.10**	**0.73**	**4.39**	**9,677**

GROUP OVERVIEW CONTINUED

Mineral Resource by country exclusive of Ore Reserve: gold

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
DRC	Measured	3.60	3.62	13.04	0.42
	Indicated	17.65	2.76	48.64	1.56
	Inferred	7.49	2.79	20.89	0.67
	Total	**28.75**	**2.87**	**82.57**	**2.65**
Ghana	Measured	8.50	2.42	20.53	0.66
	Indicated	90.17	3.51	316.51	10.18
	Inferred	77.35	5.46	422.05	13.57
	Total	**176.02**	**4.31**	**759.09**	**24.41**
Guinea	Measured	–	–	–	–
	Indicated	79.68	0.97	77.24	2.48
	Inferred	69.26	1.06	73.60	2.37
	Total	**148.94**	**1.01**	**150.83**	**4.85**
Tanzania	Measured	1.18	3.32	3.93	0.13
	Indicated	21.97	2.47	54.34	1.75
	Inferred	32.43	3.39	109.91	3.53
	Total	**55.58**	**3.03**	**168.18**	**5.41**
Argentina	Measured	4.48	2.31	10.36	0.33
	Indicated	19.26	2.40	46.18	1.48
	Inferred	6.89	1.79	12.33	0.40
	Total	**30.64**	**2.25**	**68.87**	**2.21**
Brazil	Measured	16.45	3.81	62.64	2.01
	Indicated	18.36	2.92	53.53	1.72
	Inferred	55.95	3.81	212.92	6.85
	Total	**90.76**	**3.63**	**329.08**	**10.58**
Colombia	Measured	–	–	–	–
	Indicated	1,002.75	0.78	784.74	25.23
	Inferred	620.91	0.45	279.70	8.99
	Total	**1,623.66**	**0.66**	**1,064.44**	**34.22**
Australia	Measured	30.53	1.21	37.01	1.19
	Indicated	45.18	1.40	63.46	2.04
	Inferred	42.36	2.28	96.44	3.10
	Total	**118.06**	**1.67**	**196.91**	**6.33**
Total	Measured	64.75	2.28	147.49	4.74
	Indicated	1,295.02	1.12	1,444.64	46.45
	Inferred	912.63	1.35	1,227.83	39.48
	Total	**2,272.41**	**1.24**	**2,819.96**	**90.66**

Mineral Resource by country exclusive of Ore Reserve: copper

		Tonnes	Grade	Contained copper	
as at 31 December 2020	Category	million	%Cu	tonnes million	pounds million
Colombia	Measured	–	–	–	–
	Indicated	150.43	0.70	1.05	2,319
	Inferred	340.43	0.57	1.95	4,290
	Total	**490.86**	**0.61**	**3.00**	**6,609**
Total	Measured	–	–	–	–
	Indicated	150.43	0.70	1.05	2,319
	Inferred	340.43	0.57	1.95	4,290
	Total	**490.86**	**0.61**	**3.00**	**6,609**

GROUP OVERVIEW CONTINUED

Ore Reserve

Ore Reserve by country: gold

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
DRC	Proved	9.12	4.34	39.58	1.27
	Probable	25.28	3.66	92.51	2.97
	Total	**34.41**	**3.84**	**132.09**	**4.25**
Ghana	Proved	7.67	1.16	8.93	0.29
	Probable	69.73	4.62	322.01	10.35
	Total	**77.40**	**4.28**	**330.94**	**10.64**
Guinea	Proved	17.55	0.62	10.94	0.35
	Probable	55.99	0.86	47.90	1.54
	Total	**73.53**	**0.80**	**58.84**	**1.89**
Tanzania	Proved	–	–	–	–
	Probable	28.04	2.59	72.68	2.34
	Total	**28.04**	**2.59**	**72.68**	**2.34**
Argentina	Proved	5.26	1.71	9.01	0.29
	Probable	11.05	1.87	20.64	0.66
	Total	**16.31**	**1.82**	**29.65**	**0.95**
Brazil	Proved	5.84	3.26	19.03	0.61
	Probable	15.21	3.58	54.39	1.75
	Total	**21.05**	**3.49**	**73.42**	**2.36**
Colombia	Proved	–	–	–	–
	Probable	175.18	0.75	130.91	4.21
	Total	**175.18**	**0.75**	**130.91**	**4.21**
Australia	Proved	26.42	1.29	34.04	1.09
	Probable	27.72	2.18	60.39	1.94
	Total	**54.14**	**1.74**	**94.43**	**3.04**
Total	Proved	71.85	1.69	121.54	3.91
	Probable	408.20	1.96	801.43	25.77
	Total	**480.05**	**1.92**	**922.97**	**29.67**

Ore Reserve by country: copper

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Colombia	Proved	–	–	–	–
	Probable	112.72	1.25	1.41	3,105
	Total	**112.72**	**1.25**	**1.41**	**3,105**
Total	Proved	–	–	–	–
	Probable	112.72	1.25	1.41	3,105
	Total	**112.72**	**1.25**	**1.41**	**3,105**

"The information in this report relating to Exploration Results, Mineral Resource and Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code."

GROUP OVERVIEW CONTINUED



Portal entrance to Star and Comet underground at Geita

GROUP OVERVIEW CONTINUED

Reconciliation of gold Mineral Resource (gold content Moz)

as at 31 December 2020	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Other
Africa Region									
Kibali	7.72	(0.51)	0.59	(0.04)	–	(0.09)	–	–	(0.04)
Iduapriem	6.17	(0.32)	0.80	(0.31)	0.28	–	–	–	0.06
Obuasi	31.04	(0.16)	(0.01)	(1.98)	1.47	(1.45)	–	–	0.60
Siguiri	5.70	(0.25)	0.32	–	1.22	–	–	–	(0.02)
Sadiola	3.18	0.00	–	–	0.14	–	–	–	–
Geita	6.64	(0.60)	1.79	0.40	0.19	(0.47)	–	–	(0.02)
Total	**60.44**	**(1.83)**	**3.50**	**(1.93)**	**3.31**	**(2.02)**	**–**	**–**	**0.57**
South Africa Region									
Vaal River Surface	2.62	(0.13)	–	–	–	–	–	–	–
Mine Waste Solutions	2.15	(0.07)	–	–	–	–	–	–	–
West Wits Surface	0.57	(0.04)	–	–	–	–	–	–	–
Mponeng	45.81	(0.17)	–	–	–	–	–	–	–
Total	**51.15**	**(0.40)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Americas Region									
Cerro Vanguardia	2.81	(0.15)	0.20	0.00	0.19	0.39	–	–	(0.11)
AGA Mineração	10.45	(0.45)	0.65	(0.68)	0.40	0.34	(0.04)	(0.08)	(0.05)
Serra Grande	3.21	(0.14)	0.48	(0.14)	0.07	0.20	–	–	–
Gramalote	3.07	–	–	–	–	–	–	–	–
La Colosa	28.33	–	–	–	–	–	–	–	–
Quebradona	7.13	–	–	–	–	–	–	–	–
Total	**55.01**	**(0.74)**	**1.32**	**(0.82)**	**0.67**	**0.92**	**(0.04)**	**(0.08)**	**(0.16)**
Australia Region									
Sunrise Dam	4.07	(0.34)	0.47	(0.31)	0.23	–	–	–	–
Butcher Well	–	–	0.27	–	–	–	–	–	–
Tropicana	4.91	(0.37)	0.02	0.38	0.45	(0.05)	–	–	–
Total	**8.98**	**(0.71)**	**0.76**	**0.07**	**0.69**	**(0.05)**	**–**	**–**	**–**
Grand Total	**175.59**	**(3.68)**	**5.59**	**(2.68)**	**4.67**	**(1.15)**	**(0.04)**	**(0.08)**	**0.41**

Reconciliation of copper Mineral Resource (copper content Mlb)

as at 31 December 2020	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Other
Americas Region									
Quebradona	9,677	–	–	–	–	–	–	–	–
Total	**9,677**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Grand Total	**9,677**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**

GROUP OVERVIEW CONTINUED

Acquisition/ disposal	Current year	Net diff	%	Comments
–	7.63	(0.09)	(1)	Exploration additions at Megi-Marakeke-Sayi, Pamao and Aerodrome, KCD (Karagba, Chauffeur, and Durba) offset the combined impacts of depletion and cost (increase in cut-off grades with inclusion of sustaining capital and the royalty increase from 4.5 to 4.7%).
–	6.68	0.51	8	Significant ounce gain due to Mineral Resource shell adjustment resulting from the change in Mineral Resource gold price from US$1,400/oz to US$1,500/oz.
–	29.52	(1.52)	(5)	Changes were mainly a result of depletion (active mining from Sansu and Block 8), model changes (due to drilling and interpretation changes), economics (gold price and cost increases) and other factors such as additional areas that were reduced due to the Mineable Shape Optimiser (MSO) process.
–	6.96	1.27	22	Gains from exploration and the increase in gold price offset depletion.
(3.32)	–	(3.18)	(100)	A minor ounce increase occurred due to the increased Mineral Resource gold price. Sadiola Mine was sold to Allied Gold on 30 December 2020.
–	7.92	1.29	19	Both the underground and surface mining areas gained Mineral Resource due to exploration which offset depletion. Upgrades to the Mineral Resource categories also occurred.
(3.32)	**58.72**	**(1.72)**	**(3)**	
(2.50)	–	(2.62)	(100)	Vaal River Surface was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
(2.08)	–	(2.15)	(100)	Mine Waste Solutions was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
(0.53)	–	(0.57)	(100)	West Wits Surface was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
(45.65)	–	(45.81)	(100)	Mponeng Mine was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
(50.76)	**–**	**(51.15)**	**(100)**	
–	3.33	0.52	19	Exploration gains, the increase in Mineral Resource gold price and fluctuations in the exchange rate offset depletion.
–	10.54	0.09	1	A loss of Mineral Resource occurred due to a revision of the classification requirements and modified parameters for the mineable Mineral Resource constraining shape. Exploration gains and the increase in Mineral Resource gold price helped offset this.
–	3.69	0.48	15	A reviewed interpretation of Mina III underground and open pit added approximately 250koz of gold, more than offsetting depletion. Mining at Palmeiras Sul changed from underground to open pit.
(0.06)	3.01	(0.06)	(2)	The Mineral Resource did not materially change from the last reporting period. The Mineral Resource price was kept at US$1,400/oz. Attributable percentage changed from 51% to 50%. Drilling which occurred in 2020 will be captured in an updated Mineral Resource which is expected early in 2021.
–	28.33	–	–	No changes compared to 2019.
–	7.13	–	–	No changes compared to 2019.
(0.06)	**56.04**	**1.03**	**2**	
–	4.11	0.05	1	Exploration gains and the Mineral Resource gold price increase balanced the losses due to depletion, Mineral Resource limiting shape changes and sterilisation.
–	0.27	0.27	100	Maiden Mineral Resource for Butcher Well project.
–	5.35	0.43	9	The Mineral Resource increase was mainly driven by higher Mineral Resource gold price, methodology changes to the stope definition process in the Mineral Resource limiting shape, and minor increases due to exploration additions resulting from conversion drilling. These changes offset depletion in the open pit and underground operations.
–	**9.73**	**0.75**	**8**	
(54.14)	**124.50**	**(51.09)**	**(29)**	

Acquisition/ disposal	Current year	Net diff	%	Comments
–	9,677	–	–	No changes compared to 2019.
–	**9,677**	**–**	**–**	
–	**9,677**	**–**	**–**	

GROUP OVERVIEW CONTINUED

Reconciliation of gold Ore Reserve (gold content Moz)

as at 31 December 2020	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Operational
Africa Region									
Kibali	4.16	(0.40)	0.21	–	0.08	0.00	–	–	–
Iduapriem	1.80	(0.34)	–	0.10	0.17	–	–	–	0.12
Obuasi	7.12	(0.16)	1.71	–	0.15	(0.09)	–	–	–
Siguiri	1.76	(0.24)	0.30	0.09	0.09	0.04	–	(0.06)	(0.07)
Sadiola	1.58	0.00	–	–	–	–	–	–	–
Geita	1.51	(0.62)	1.39	–	–	0.19	(0.00)	–	–
Total	**17.93**	**(1.75)**	**3.60**	**0.18**	**0.49**	**0.14**	**(0.00)**	**(0.06)**	**0.05**
South Africa Region									
Vaal River Surface	2.17	(0.11)	–	–	–	–	–	–	–
Mine Waste Solutions	1.93	(0.07)	–	–	–	–	–	–	–
West Wits Surface	0.27	(0.04)	–	–	–	–	–	–	–
Mponeng	11.10	(0.15)	–	–	–	–	–	–	–
Total	**15.47**	**(0.36)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Americas Region									
Cerro Vanguardia	0.77	(0.15)	0.09	0.08	0.03	0.09	(0.03)	–	–
AGA Mineração	1.76	(0.43)	0.34	(0.03)	0.07	(0.01)	(0.00)	(0.00)	0.09
Serra Grande	0.41	(0.14)	0.03	0.12	0.05	0.10	0.06	–	–
Gramalote	1.76	–	–	–	–	–	–	–	–
Quebradona	2.53	–	–	–	–	–	–	–	(0.04)
Total	**7.22**	**(0.71)**	**0.45**	**0.16**	**0.15**	**0.18**	**0.03**	**(0.00)**	**0.05**
Australia Region									
Sunrise Dam	1.10	(0.26)	0.19	0.02	0.04	0.02	–	0.02	0.02
Tropicana	2.12	(0.33)	(0.07)	(0.01)	0.15	(0.17)	0.02	(0.01)	0.19
Total	**3.22**	**(0.59)**	**0.11**	**0.00**	**0.20**	**(0.16)**	**0.02**	**0.01**	**0.21**
Grand Total	**43.86**	**(3.42)**	**4.17**	**0.35**	**0.84**	**0.17**	**0.05**	**(0.05)**	**0.31**

Reconciliation of copper Ore Reserve (copper content Mlb)

as at 31 December 2020	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Operational
Americas Region									
Quebradona	3,068	–	–	–	–	–	–	–	37
Total	**3,068**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**37**
Grand Total	**3,068**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**37**

GROUP OVERVIEW CONTINUED

Other	Acquisition/ disposal	Current year	Net diff	%	Comments
0.20	–	4.25	0.09	2	Exploration additions partially countered the depletion.
0.06	–	1.91	0.11	6	The increase in Ore Reserve was primarily due to the increased Ore Reserve price and some operational improvements which overcame the depletion.
0.01	–	8.73	1.61	23	The significant contributing factors to the increase in Ore Reserve were block model updates based on new drilling and the gold price. These factors impacted positively.
(0.02)	–	1.89	0.13	7	The change in Ore Reserve was due to exploration success which was partially countered by depletion.
–	(1.58)	–	(1.58)	(100)	Sadiola Mine was sold to Allied Gold on 30 December 2020.
(0.13)	–	2.34	0.82	55	The increase in Ore Reserve was primarily due to the exploration success at Nyamulilima and the completion of an economic study to start up this new open pit.
0.11	**(1.58)**	**19.12**	**1.18**	**7**	
–	(2.07)	–	(2.17)	(100)	Vaal River Surface was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
–	(1.87)	–	(1.93)	(100)	Mine Waste Solutions was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
–	(0.23)	–	(0.27)	(100)	West Wits Surface was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
–	(10.95)	–	(11.10)	(100)	Mponeng Mine was sold as of 30 September 2020 to Harmony Gold Mining Company Limited. Depletions stated for the operation are up to and including 30 September 2020.
–	**(15.11)**	**–**	**(15.47)**	**(100)**	
0.07	–	0.95	0.19	24	The Ore Reserve increased due to contributions from exploration, methodology, price and cost which were countered by geotechnical changes and depletions.
(0.05)	–	1.73	(0.03)	(2)	Increase in Ore Reserve was due to gold price and exploration. This was offset by losses due to change in Mineral Resource. Modifying factors have been updated to align with historical data.
–	–	0.63	0.22	53	Ore Reserve increased due to changes in exchange rate, gold price and cost. Updates in the Mineral Resource resulted in an increase in the Ore Reserve.
–	(0.03)	1.72	(0.03)	(2)	The Ore Reserve did not materially change from the last reporting period. The Ore Reserve price was kept at US$1,100/oz. Attributable percentage changed from 51% to 50%.
–	–	2.49	(0.04)	(2)	There are no material changes to the Ore Reserve, optimisation of mining shapes resulted in the minor change.
0.02	**(0.03)**	**7.52**	**0.30**	**4**	
0.01	–	1.15	0.05	4	The underground Ore Reserve is based on the 2020 third quarter block model and mining schedule aligned to the business plan for 2021.
–	–	1.89	(0.23)	(11)	The inclusion in the mine plan of incremental stopes at a lower cut-off grade and changes in geotechnical assumptions have largely offset the previous year's depletion.
0.01	**–**	**3.04**	**(0.19)**	**(6)**	
0.14	**(16.73)**	**29.67**	**(14.18)**	**(32)**	

Other	Acquisition/ disposal	Current year	Net diff	%	Comments
–	–	3,105	37	1	There are no material changes to the Ore Reserve. Optimisation of mining shapes resulted in the minor change.
–	**–**	**3,105**	**37**	**1**	
–	**–**	**3,105**	**37**	**1**	

REGIONAL OVERVIEW
Africa




Guinea
Ghana
DRC
Tanzania
1
2
3
4
0
2,000km
● Operation ○ Project



Development drilling underground at Obuasi

LEGEND: ❶ **Guinea** Siguiri (85%) ❷ **Ghana** Iduapriem / Obuasi [1] ❸ **DRC** Kibali (45%) [2] ❹ **Tanzania** Geita

(1) Obuasi's redevelopment project began in 2019
(2) Kibali is operated by Barrick


Contribution to regional production (%)
23
17
8
13
39
Kibali
Iduapriem
Obuasi
Siguiri
Geita

57%

contribution to group production*

**Group production excluding South African Operations*

Key statistics

	Units	2020	2019	2018
Operational performance				
Tonnes treated/milled	Mt	**23.9**	26.6	27.3
Recovered grade	oz/t	**0.058**	0.052	0.050
	g/t	**1.99**	1.80	1.72
Gold production	000oz	**1,603**	1,538	1,512
Total cash costs	$/oz	**757**	759	773
All-in sustaining costs	$/oz	**935**	896	904
Capital expenditure	$m	**397**	410	313

REGIONAL OVERVIEW CONTINUED
Africa


Contribution to group Mineral Resource (Moz)
58.7
65.8
Africa
Rest of AngloGold Ashanti


Contribution to group Ore Reserve (Moz)
19.1
10.6
Africa
Rest of AngloGold Ashanti

As at December 2020, the Mineral Resource (inclusive of Ore Reserve) for the Africa region was 58.7Moz (2019: 60.4Moz) and the Ore Reserve 19.1Moz (2019: 17.9Moz).

This is equivalent to 47% and 64% of the group's Mineral Resource and Ore Reserve respectively. Combined production from these operations totalled 1.60Moz of gold in 2020, or 57% of group production*.

AngloGold Ashanti has five mining operations within the Africa region:

- Kibali in the DRC, a joint venture (JV) with Barrick and Société Minère de Kilo-Moto (SOKIMO), the state-owned gold mining company
- Iduapriem in Ghana
- Obuasi in Ghana
- Siguiri in Guinea
- Geita in Tanzania

Mining is from both open pit and underground, with Obuasi being an underground mine, Iduapriem and Siguiri being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.

**Group production excluding South African Operations*


OBUASI DEEPS DECLINE
JUNE 2013
3

Portal entrance to the underground mine at Obuasi

Africa Mineral Resource
per operation/project (Moz)


35
30
25
20
15
10
5
0
Sadiola 3.2 0.0
Iduapriem 6.2 6.7
Siguiri 5.7 7.0
Kibali 7.7 7.6
Geita 6.6 7.9
Obuasi 31.0 29.5
2019
2020

Africa Ore Reserve
per operation/project (Moz)


10
8
6
4
2
0
Sadiola 1.6 0.0
Siguiri 1.8 1.9
Iduapriem 1.8 1.9
Geita 1.5 2.3
Kibali 4.2 4.3
Obuasi 7.1 8.7
2019
2020

REGIONAL OVERVIEW CONTINUED
Africa

Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Africa	Measured	64.74	2.96	191.50	6.16
	Indicated	391.32	2.56	1,000.18	32.16
	Inferred	193.07	3.29	634.82	20.41
	Total	**649.13**	**2.81**	**1,826.49**	**58.72**

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Africa	Measured	13.29	2.82	37.49	1.21
	Indicated	209.47	2.37	496.73	15.97
	Inferred	186.53	3.36	626.44	20.14
	Total	**409.29**	**2.84**	**1,160.66**	**37.32**

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Africa	Proved	34.34	1.73	59.45	1.91
	Probable	179.04	2.99	535.10	17.20
	Total	**213.38**	**2.79**	**594.55**	**19.12**



View of the processing plant at Obuasi

DEMOCRATIC REPUBLIC OF THE CONGO

Africa




Bunia
Kisangani
DRC
Kinshasa
Lubumbashi
Operation
0
300km

View of ball mill at the processing plant at Kibali

LEGEND: 1 Kibali (45%) [(1)]

[(1)] Kibali is operated by Barrick

Kibali, one of the largest mines of its kind in Africa, is situated in the DRC, adjacent to the town of Doko and 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Barrick (45%) following its merger with Randgold Resources Limited, and SOKIMO (10%), a state-owned gold mining company.

The consolidated lease is made up of 10 mining concessions. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach (CIL), including gravity recovery as well as a float and ultra-fine grind circuit.

Barrick operates the mine which comprises both open pit and underground operations.

Attributable production from the DRC was 364koz of gold in 2020, or 23% of the region's production.

As at December 2020, the Mineral Resource (inclusive of Ore Reserve) for the DRC was 7.6Moz (2019: 7.7Moz) and the Ore Reserve was 4.2Moz (2019: 4.2Moz).

Inclusive Mineral Resource



2.4Moz (31%)
Measured

4.6Moz (60%)
Indicated

0.7Moz (9%)
Inferred

Exclusive Mineral Resource



0.4Moz (16%)
Measured

1.6Moz (59%)
Indicated

0.7Moz (25%)
Inferred

Ore Reserve



1.3Moz (30%)
Proved

3.0Moz (70%)
Probable

KIBALI
Africa

Introduction

Property description	Operations currently focus on open pit and underground mining. Mining of the KCD open pit operation commenced in July 2012. Development of the underground mine commenced in 2013 and production ramped up to 3.8Mt in 2020. Initial production was via a twin decline from surface however, from 2018 onwards, the majority of ore was hoisted up the shaft. The decline is used to haul some of the shallower zones and to supplement shaft haulage.
Location	Kibali is located in the northeastern part of the DRC near the international borders with Uganda and South Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area. Kibali is approximately 210km by road from Arua and immediately north of the district capital of Watsa. The operational area falls within the administrative territory of Watsa in Haut-Uele province.
History	On 15 October 2009, AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Limited through a JV with Randgold, with Moto holding a 70% stake in Kibali and the balance (30%) being held by the DRC parastatal, SOKIMO. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding. On 2 January 2019, Randgold merged with Barrick and their portion of the JV is now with the combined company, trading as Barrick. The first gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. First underground ore from development was also mined in 2013 and stoping began in 2015. Underground production has continued to ramp up to 1.8Mt in 2017, 3.5Mt in 2018, 3.6Mt in 2019, and 3.8Mt in 2020. Initial production was truck hauled by a twin decline to surface. In 2017, the haulage shaft (740m deep) and materials handling system were commissioned.
Legal aspects and tenure	The Mineral Resource and Ore Reserve is covered by exploitation permits (11447, 11467, 11468,11469, 11470, 11471, 11472, 5052, 5073, and 5088) totalling 1,836km^2. Kibali was granted 10 exploitation permits under the DRC mining code, seven of which are valid until 2029, and three are valid until 2030. All necessary government agreements and approvals required for the mine are in place.
Mining method	The operation comprises both open pit and underground mining. The open pit Ore Reserve shell optimisations are conducted on the Mineral Resource models. Detailed mine designs are then completed for open pit mining. This incorporates the mining layout, operating factors, stripping ratio, relevant cut-off grades, and modifying factors required for the reporting of the Ore Reserve. For the underground operation, longitudinal and transverse longitudinal stoping methods with paste backfill are used as the mining methods.
Operational infrastructure	The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility (TSF), camp, airstrip, workshops and offices. Power to the mine is self-generated by a combination of hydroelectric and diesel generators.
Mineral processing	The current processing plant can treat both oxide and fresh sulphide material and uses flotation with ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching. Kibali has a processing operation capable of producing an average of 600koz of gold per annum by treating 7.2Mtpa throughput.
Risks	There are no known material risks that will impact on the Mineral Resource and Ore Reserve.


39

Open pit mining activities at Kibali

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Map showing Kibali Gold Mine infrastructure and licences, with the total mining lease area insert shown in the top right corner



to Doko
Insert: Total mining lease area
0
10
20km
Licences
Mining
Mine Infrastructure
Pits
Plant
Stockpiles
TSF
Waste dumps
Underground workings
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
Ikamva
Kalimva
Mofu
Mengu Hill
Mengu
Gimbia
Pamao
Pakaka
Ndala
mine village
Kombokolo
Gorumbwa
KCD
KCD portal and shaft
Sessenge
Memekazi
Mandungu
N
0
1
2
3km
Plant centroid co-ordinates
3°6'50"N, 29°35'31"E

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Geology
Deposit type

Deposits of the Kibali district are located in the Archaean Moto Greenstone Belt bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The belt comprises three lithostratigraphically distinct blocks. The eastern portion of the belt comprises of psammopelitic schists, amphibolite, banded iron formation (BIF), and gneissic granitoid sills metamorphosed under upper greenschist to low-mid-amphibolite facies conditions. Relative weakly foliated basalts, cherts, siliciclastic rocks, dacitic volcanoclastic rocks, and carbonaceous argillite metamorphosed under mid-to-upper greenschist facies conditions comprise the central and western-most parts of the belt. Granitoid plutons, aged ca. 2,460Ma, intrude these rocks. A thick package of immature sandstone, gritstone, conglomerate, and probably acid tuffs forms much of the western part of the belt, including the host rocks to KCD, the largest deposit discovered to date within the belt. Radiometric dating indicates these siliciclastic rocks were deposited during a belt-wide basin extension event between ca. 2,629Ma and 2,626Ma with much of the detritus derived from adjacent older parts of the belt.

Boundaries between these lithostratigraphic blocks represent important exploration targets.

The main Kibali deposit consists of a combination of the KCD deposits. Currently, only the KCD deposits host an underground Ore Reserve and this constitutes 76% of the total Kibali Ore Reserve.

Mineralisation style

Gold deposits of the Kibali district are classified as Archaean orogenic gold deposits. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, BIF and chert that were metamorphosed under greenschist facies conditions. Ore-forming H_2O-CO_2-rich fluids migrated along a linked network of gently northeast-dipping shears and northeast to north-northeast plunging fold axes that are commonly referred to as the KZ Trend. The richly mineralised KZ Trend appears to have initiated as an extensional fault system along the boundary between the relatively young basin in the western part of the belt and older rocks to the east. Mineralisation occurred during the later stages of subsequent regional contractional deformation which resulted in inversion of the basin and the development of reverse faults and folds. Ongoing deformation during hydrothermal activity resulted in the development of lodes in a variety of related structural settings within the KZ Trend. The source(s) of metal and fluids, which formed the deposits remain unknown, but metamorphic devolatilisation reactions within the supracrustal rocks of the Moto Greenstone Belt and deeper fluid and metal sources may have contributed.

NW-SE Geological cross-section through the KCD orebody, elevation in metres above mean sea level (AMSL)


NW
SE
5700m
5500m
5300m
3000 lode
5000 lode
9000 lode
11000 lode
12000 lode
Fold axial plan
Mafic dyke
Carbonaceous shale
Chert
BIF
ACSA-A alteration
ACSA-B alteration
Current KCD pit outline
100m

Mineralisation characteristics

Gold deposits of the Kibali district are associated with halos of quartz, ankerite, and sericite (ACSA-A alteration) that extend for 10s to 100s of metres into the adjacent rocks. This widespread ACSA-A alteration assemblage is superimposed on older greenschist facies metamorphic assemblages. Locally, in the vicinity of the main mineralised zones, ACSA-A alteration is overprinted by ankerite-siderite pyrite alteration (ACSA-B) that hosts the ore. Gold is directly associated with the ACSA-B alteration assemblage. In smaller peripheral deposits a late chlorite, carbonate, pyrite assemblage is associated with the ore rather than the ACSA-B assemblage, implying a district-wide zonation of mineral assemblages along and across the mineralised KZ Trend. Zones of auriferous ACSA-B alteration are commonly developed along the margins of BIF, or contacts between chert, carbonaceous phyllite, and BIF. Mineralised rocks in the Kibali district typically lack significant infill quartz rich veins, unlike many other orogenic gold deposits. Gold is instead associated with pyrite in zones of alteration that replaced

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the earlier mineralogy of the host rocks. Local remobilisation and upgrading of ACSA-B related ore occurred adjacent to the margins of some post-ore cross-cutting chlorite, carbonate, pyrite, magnetite-altered diorite dykes.

The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape, and orientation of a series of gently northeast-plunging tight to isoclinal folds. The ACSA-A alteration developed during the formation of these folds, and the sericite foliation which is an integral part of the ACSA-A assemblage formed parallel to their axial planes. Zones of later auriferous ACSA-B alteration developed along the axes, limbs, and more rarely the axial planes of these folds, locally wrapping around the hinges of the folds to form elongate northeast-plunging concave-shaped rods. ACSA-B alteration is also commonly focused along the margins of more extensive BIFs, indicating a stratigraphic as well as structural control to the distribution of ore, both within KCD, and the wider KZ Trend. Shear zones that were active during folding are a third key structural control on the location of ore within KCD and the wider KZ Trend.

At KCD a folded carbonaceous shear in the core of the deposit juxtaposes stratigraphically distinct blocks. The 3000 lodes above this shear are hosted by locally ferruginous cherts, carbonaceous argillites, and minor greywacke, whereas the 5000 and 9000 lodes below are hosted by siliciclastic rocks and BIF. Fold shapes and wavelength differ between the two blocks reflecting their different rheologies during folding, and this is reflected in the scale, shape, and continuity of lodes in each block. At Pakaka and Kalimva-Ikamva chlorite, carbonate, pyrrhotite, pyrite-altered shear zones rather than folds are the principal controls of gold distribution.

Exploration

During 2020, KCD was the centre of exploration activities with continued underground Mineral Resource definition of the 9000 lode.

Continued Mineral Resource definition drilling in KCD underground added 1.03Moz of total Mineral Resource to Kibali.
At Megi-Marakeke-Sayi a prefeasibility study (PFS) was successfully completed, adding a new open pit Proved and Probable Ore Reserve, and extending the Kibali open pit life to 2032. For a second successive year Kibali more than replaced depletion of the Ore Reserve. This has enabled the updated life of mine (LOM) plan to increase the utilisation of the installed plant capacity, with an average annual throughput of 7Mt and annual gold production in excess of 750koz sustained through to 2030.

Projects

At the end of 2020, Kibali delivered a third successive year of greater than 800kozpa total gold production, as an increased and stable plant performance was backed up with a record underground ore production of 3,791kt.

In 2020, Kibali in conjunction with Tractafric successfully commissioned a grid stabiliser system consisting of five battery modules, capable of injecting 9MW into the power grid to offset high-cost diesel-generated power. The system is charged by hydropower from the three hydro stations and is currently configured as a spinning reserve to supply the required power to the shaft winder on demand, and absorb, or supply power during an emergency condition. In 2021 the system is being developed and configured to supply both reactive, and active power, which will further reduce the project power demand from the diesel generators.



Paste plant at Kibali

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	5 x 10, 10 x 25	✓	✓	–	–	–
Indicated	30 x 40, 40 x 40	✓	✓	–	–	–
Inferred	80 x 80	✓	✓	–	–	–
Grade/ore control	5 x 10, 10 x 25	✓	✓	–	–	–

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Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Open pit	Measured	4.64	2.76	12.81	0.41
	Indicated	19.44	2.25	43.75	1.41
	Inferred	2.41	2.26	5.44	0.18
	Total	**26.48**	**2.34**	**62.00**	**1.99**
Underground	Measured	12.58	4.85	61.05	1.96
	Indicated	24.50	4.00	97.98	3.15
	Inferred	5.08	3.04	15.45	0.50
	Total	**42.16**	**4.14**	**174.48**	**5.61**
Stockpile	Measured	0.65	1.50	0.98	0.03
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**0.65**	**1.50**	**0.98**	**0.03**
Kibali	**Total**	**69.30**	**3.43**	**237.46**	**7.63**

Estimation

Mineral Resource estimation is undertaken by Barrick in-house Competent Persons or by approved external consultants. The results of both diamond drilling (DD) and reverse circulation (RC) drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology, and these are then statistically verified to confirm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos. Volumes are filled with block model cells and interpolated for density, rock type and grade; the latter using ordinary kriging. Grade top cuts and restricted searches are applied to drill hole data to prevent the spread of high-grades during the estimation process. Drill hole spacing is used to guide the Mineral Resource classification. The open pit Mineral Resource is quoted within a limiting shell. The underground Mineral Resource is constrained by the application of optimised mineable Mineral Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade.

Grade tonnage curves


Kibali
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Kibali
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

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Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Kibali	Measured	3.60	3.62	13.04	0.42
	Indicated	17.65	2.76	48.64	1.56
	Inferred	7.49	2.79	20.89	0.67
	Total	**28.75**	**2.87**	**82.57**	**2.65**

The exclusive Mineral Resource for the open pits largely comprises Inferred Mineral Resource and tonnages that occur below the Ore Reserve cut-off grade (due to gold price difference). At the KCD deposit, it is also partially due to the selection of a fixed interface between open pit and underground mining areas. Both the open pit and underground Mineral Resource below the Ore Reserve mining cut-off grade form a significant part of this material.

Year-on-year changes in Mineral Resource


Kibali
Total (Moz)
Ounces (millions)
7.72
(0.51)
0.59
(0.04)
0.00
(0.09)
0.00
0.00
(0.04)
0.00
7.63
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

Exploration changes (additional ounces from exploration drilling campaigns) offset the impact of depletion, but overall the Mineral Resource is slightly down as a result of the removal of unrecoverable blocks from underground (reported as other).

Inclusive Mineral Resource sensitivity


Kibali
Percentage change
Percentage change
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Kibali Mineral Resource is quoted at US$1,500/oz (used by Barrick, the operating partner). The Kibali Mineral Resource is very sensitive to a significant decrease in gold price for both open pit and underground, but less sensitive to an increase in gold price. This is due to the geological constraints placed on the high-grade underground mineralisation which leaves a lower-grade surrounding margin that only becomes mineable at materially higher gold prices.

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Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Open pit	Proved	2.72	2.96	8.07	0.26
	Probable	10.88	2.40	26.16	0.84
	Total	**13.61**	**2.52**	**34.23**	**1.10**
Underground	Proved	5.74	5.32	30.53	0.98
	Probable	14.40	4.61	66.35	2.13
	Total	**20.14**	**4.81**	**96.88**	**3.11**
Stockpile	Proved	0.65	1.50	0.98	0.03
	Probable	–	–	–	–
	Total	**0.65**	**1.50**	**0.98**	**0.03**
Kibali	**Total**	**34.41**	**3.84**	**132.09**	**4.25**

Estimation

The open pit Ore Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Ore Reserve. An open pit underground interface was set at 5,685mRL between the KCD open pit and underground mine.

A cut-off grade analysis at US$1,200/oz was used to determine a cut-off grade of 2.09g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Ore Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Ore Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali FS and have been updated as the project has developed.

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	Dilution g/t	MRF (% based on tonnes)	MCF %	MetRF %
Open pit	1,200	1.11	–	10.0	–	97.0	100.0	84.5
Underground	1,200	2.09	2,000	4.0	1.0	90.0	100.0	89.8
Stockpile	1,200	0.54	–	–	–	–	100.0	86.8

Inferred Mineral Resource in annual Ore Reserve design

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Open pit	2.49	2.41	5.99	0.19
Underground	2.21	4.80	10.61	0.34
Total	**4.70**	**3.53**	**16.60**	**0.53**

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. The updated business plan contains a total of 11% of Inferred Mineral Resource (on an ounce basis), which is predominantly scheduled from 2031 onwards. All Inferred Mineral Resource included in the business plan has had modifying factors applied to the Mineral Resource and is planned to be mostly converted into Ore Reserve by the end of 2021. The added Inferred Mineral Resource is primarily from the Pamao South pit and KCD underground, with a small addition from the KCD pushback.

The current mine plan has no reliance on the Inferred Mineral Resource to support the economic viability of the project at the declared Ore Reserve gold price of US$1,200/oz.



Overlooking the crushing circuit

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Year-on-year changes in Ore Reserve


Kibali
Total (Moz)
Ounces (millions)
5.0
4.5
4.0
3.5
3.0
2.5
4.16
(0.40)
0.21
0.00
0.08
0.00
0.00
0.00
0.00
0.20
0.00
4.25
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

Mining depletion was more than offset by significant exploration changes (conversion of Inferred Mineral Resource to higher confidence categories) and subsequent inclusion in Ore Reserve based on study outcomes. The Other reconciliation item for Ore Reserve relates to the addition of Megi-Marakeke-Sayi, after successful completion of a PFS, adding a new open pit Proved and Probable Ore Reserve, and extending the Kibali open pit life to 2032. The application of a higher gold price (US$1,200/oz) on selected small open pits resulted in a small increase in the Ore Reserve.

Ore Reserve sensitivity


Kibali
Percentage change
Percentage change
5
4
3
2
1
0
-1
-2
-3
-4
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Kibali underground Ore Reserve is insensitive to a small change in gold price because it is geologically constrained, and the current Ore Reserve designs effectively mine the entire high-grade shoots, with the surrounding halo of mineralisation providing dilution. The open pit Ore Reserve has a limited sensitivity due to data constraints within the higher confidence Measured and Indicated Mineral Resource. A US$1,200/oz Ore Reserve price was used.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource and Ore Reserve	Simon Bottoms [1]	Geological Society of London (FGS CGeol)	1 023 769	11 years	MGeol

[1] *Employed by Barrick as SVP, Africa and Middle East Mineral Resource Manager, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands*

GHANA
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Bolgatanga
Tamale
GHANA
Kumasi
1
Tarkwa
2
Skondi Takoradi
Accra
0
150km
Operation
Project



Underground drilling at Obuasi

LEGEND: ① Obuasi [(1)] ❷ Iduapriem

[(1)] Obuasi's redevelopment project began in 2019

AngloGold Ashanti has two mines in Ghana. Obuasi, currently in a redevelopment phase, is an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s and Iduapriem, an open pit mine.

Obuasi underground development restarted in the first half of 2019, with the first gold produced in December 2019.

Obuasi and Iduapriem are both wholly owned by AngloGold Ashanti. Obuasi is located in the Ashanti region of southern Ghana, approximately 80km south of Kumasi. Mining was temporarily suspended at the end of 2014 while a series of economic studies progressed. Iduapriem is located in western Ghana, some 85km from the coast and south of Obuasi, near the town of Tarkwa.

Attributable production from Ghana was 402koz of gold in 2020, or 25% of the region's production.

As at December 2020, the Mineral Resource (inclusive of Ore Reserve) for Ghana was 36.2Moz (2019: 37.2Moz) and the Ore Reserve was 10.6Moz (2019: 8.9Moz).

Inclusive Mineral Resource



2.4Moz (7%)
Measured

19.9Moz (55%)
Indicated

13.8Moz (38%)
Inferred

Exclusive Mineral Resource



0.7Moz (3%)
Measured

10.2Moz (42%)
Indicated

13.6Moz (55%)
Inferred

Ore Reserve



0.3Moz (3%)
Proved

10.4Moz (97%)
Probable

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Mining of Blocks 7 and 8 - Cut 2 at Iduapriem

IDUAPRIEM
Africa

Introduction

Property description	Iduapriem Mine is wholly owned by AngloGold Ashanti. It is a multiple open pit operation that currently sources ore from the Block 3W, Ajopa, and Block 7 and 8 pits. More recently the Block 5 pit was re-instated in the mining plan.
Location	The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. Iduapriem Mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s).
History	A FS was completed in 1990 and in October 1991, the then owners, Golden Shamrock Limited (Golden Shamrock) began construction of a 1.36Mtpa semi-autogenous milling circuit and carbon-in-pulp (CIP) plant. Mining commenced in August 1992 with the first gold pour achieved in September of that year. Golden Shamrock was acquired by Ashanti Goldfields Company Limited in 1996. In 2000, a portion of the non-operational Teberebie Goldfields Limited company (a subsidiary of Pioneer Goldfields Limited) was purchased resulting in an increased Ore Reserve and LOM. In 2002, Ashanti upgraded the plant capacity to 4Mtpa and in 2004 AngloGold merged with Ashanti to become AngloGold Ashanti. In 2009 the plant capacity was further extended to the current 5.2Mtpa.
Legal aspects and tenure	Iduapriem comprises the following mining leases (all renewed in 2020): • Iduapriem Concession LVB1539/89 covering 36.47km² • Ajopa Concession LVB/WR326/09 covering 46.12km² • Teberebie Concession LVB3722H/92 covering 28.98km² • Ajopa South West Concession covering 28.10km² The renewal of all four mining leases have been obtained and are valid until February 2035. In light of above renewal, all environmental legislations are now compliant.
Mining method	Iduapriem Mine is an open pit operation which makes use of contract mining. It uses conventional drill and blast, with truck and excavator load and haul.
Operational infrastructure	Surface infrastructure associated with Iduapriem's operation includes a primary crusher, overland conveyor, CIL processing plant next to the main office building, a TSF, and two camp areas for contractors and company employees. The town of Tarkwa is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and Ghana Grid Company (GRIDCo).
Mineral processing	The current processing plant treats free-milling material from open-cast mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a two stage crushing circuit consisting of a 54-75 primary gyratory crusher and two GP 550 gyratory crushers for secondary crushing. The Iduapriem treatment plant has two semi-auto geneous grinding mills (SAG mills) and two ball mills which run in two parallel circuits, each with a SAG mill and a ball mill.
Risks	Power reliability, slope/high wall stability (rockfall potential) and inrush/inundation (flooding of pits, TSFs and infrastructure) are considered potential risks. Mitigation plans are in place to manage these risks. The future lower mining cost is a risk going forward if not realised, however there is a realistic expectation it will be achieved through competitive bidding.

Geology

Iduapriem Mine is located within the Tarkwaian Group which forms part of the West African Craton that is covered, to a large extent, by metavolcanics and metasediments of the Birimian Supergroup. In Ghana, the Birimian terrane consists of northeast-southwest trending volcanic belts separated by basins, and the Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The Tarkwaian lithologies are considered to represent the erosion products that accumulated following uplift and deformation of the underlying Birimian rocks during the Eburnean orogeny. The basins (grabens) are believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic metasedimentary rocks which have undergone low-grade regional metamorphism.

Deposit type

At Tarkwa, the entire Tarkwaian Group has been folded into a broad syncline and is locally referred to as the Tarkwa Syncline. The Banket Series Formation comprises a sequence of individual quartz pebble conglomerates (Banket beds), breccia conglomerates and metasandstones (also called quartzites and grits). All known gold mineralisation within the Banket Formation is associated with the conglomerates and it is found within the matrix that binds the pebbles together. Gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit – the bigger and/or more pebbles present, the higher the gold grade. The upper stratigraphic limit of the Banket Series Formation is marked by the hangingwall quartzite which exhibits well-developed and characteristic trough- and cross-bedded haematitic black sand banding. The hangingwall

IDUAPRIEM CONTINUED
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Map showing Iduapriem Mine infrastructure and licence boundaries, with the total mining lease area insert shown in the top right corner



to Aniantintem
Licences
Mining
Mine Infrastructure
Pits
Plant
ROM pad
Crusher
Stockpiles
Leach pad
TSF
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Insert: Total mining lease area
0 2 4km
Pepesa
Ajopa
Badukrom
Wangarakrom
Tarkwa
Efuanta
Teberebie
Block 7&8
Tamso
Block 5
Mile 8
Mile 7
Block 4
Block 3 west
Akwemim
N
0 1 2 3km
to Adiawso
Plant centroid co-ordinates
5°14'44"N, 2°02'38"W

IDUAPRIEM CONTINUED
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quartzite also contains thin discontinuous grit interbeds. Dykes and sills of doleritic composition intrude the sedimentary sequence and frequently occur adjacent to complex structural zones.

Mineralisation style

There are four recognised conglomerate reefs namely A, B, C and D which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West) and Breccia Reefs respectively. The B and C reefs are oligomictic, and consist of well sorted conglomerates that have been mined underground in some areas more than a century ago. The A and D reefs have a lower gold tenor and are polymictic containing both well rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold is fine-grained, particulate and free milling (i.e. not locked up with quartz or iron oxides). Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500 microns (0.002 to 0.5mm) and averages 130 microns (0.13mm). The thickness of the main mineralised B and C reefs are approximately 15m and 6m respectively. The mineralised sequence dips at angles varying from steep to sub-vertical, at Blocks 1 and 2, to steep (70° to 80° north dipping) towards Block 3 East. The dip continues to be shallower at Block 3 West (50°), through Blocks 4 and 5 (45°) to become 35° at Block 7 South and 30° at Block 8. At Ajopa, the average dip is 50° to 60°. At Blocks 7 and 8, the western limb of the syncline extends over 4km on the property, with the eastern limb reaching the surface just beyond the eastern boundary of the concession. The western and the eastern limbs outcrop approximately 4km apart with the mineralised horizons buried some 400m below the surface at the centre of the syncline.

Mineralisation characteristics

The gold is fine-grained, free milling and not associated with sulphides.

Geological section of Block 1, with Mineral Resource constraining pit shells



Plunge 00
Azimuth 330
0
250
500
750
Legend
Mined out surface
Current topography
$1,500/oz shell
Drill hole trace
Faulted conglomerate

Exploration

At Iduapriem 47,025m were drilled comprising 38,628m (DD) and 8,397m (RC) by the end of December 2020. Exploration focused on Mineral Resource conversion drilling at Block 1, Efuanta, Block 5 extension and Badukrom.

Regional mapping of the hydrothermal targets commenced during the year as well as auger drilling at Mile 8 and Mile 5W targets.

At Block 1, the reef package observed confirms the stratigraphy to be similar to that developed in Blocks 7 and 8. Significant intersections were returned for samples submitted from all drill holes. Sample results received from the lab showed significant results in the B and C reefs, and thin widths of duplicated reef were often surrounded by low-grade material.

At Efuanta phase 1 drilling was completed with C reef (6m thick) and D reef (11m thick) being intersected. Gold mineralisation was also intercepted at shallower depth within potassic altered quartzite units.

In Block 5 extension, 944m of RC and 4,863m of DD were drilled and significant intersections returned.

Regional mapping and drilling commenced with mapping of the hydrothermal target areas where grab samples returned very low gold grade. Detailed mapping was carried out and indicated that the area is underlain with regolith with limited exposure to outcrops for sampling. Auger drilling at Mile 8 target was completed.

Projects

No major exploration projects have recently been completed however an 18-month exploration programme has been planned at Iduapriem for the future. This includes mine-wide geochemical sampling, Mineral Resource drilling at Block 1, Blocks 7 and 8, Ajopa and Block 5 extension.

IDUAPRIEM CONTINUED
Africa



View of the crusher

Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blasthole	Channel	Other
Measured	20 x 15	–	✓	–	–	–
Indicated	50 x 75	✓	✓	–	–	–
Inferred	100 x 100	✓	✓	–	–	–
Grade/ore control	20 x 15	–	✓	–	–	–

In general, 200 x 200m drill hole spacing is used to define the extent and geometry of an anomaly. The majority of the Mineral Resource area has been drill tested at a spacing of a 100 x 100m with the spacing closed up to 50 x 75m for the shallower, Indicated Mineral Resource.

The appropriate grid for each phase is optimised for each project based on the geometry of the mineralisation, the continuity of geology and grade, and mining experience from the pits.

In some cases, the data spacing may be reduced where structural complexity is encountered. Apart from the major fault structures, geological continuity is considered to be very good with the conglomerate reefs being laterally consistent and continuous.

> *"Exploration focused on Mineral Resource conversion drilling at Block 1, Efuanta, Block 5 extension and Badukrom."*

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Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Ajopa	Measured	–	–	–	–
	Indicated	5.33	1.53	8.15	0.26
	Inferred	4.09	1.32	5.40	0.17
	Total	**9.42**	**1.44**	**13.56**	**0.44**
Block 1	Measured	–	–	–	–
	Indicated	7.60	1.80	13.72	0.44
	Inferred	0.17	1.70	0.29	0.01
	Total	**7.77**	**1.80**	**14.00**	**0.45**
Block 3W	Measured	5.36	0.97	5.20	0.17
	Indicated	1.30	1.20	1.56	0.05
	Inferred	5.58	1.14	6.36	0.20
	Total	**12.24**	**1.07**	**13.12**	**0.42**
Block 5	Measured	–	–	–	–
	Indicated	5.49	1.24	6.83	0.22
	Inferred	6.05	1.29	7.79	0.25
	Total	**11.54**	**1.27**	**14.62**	**0.47**
Blocks 7 and 8 (other)	Measured	0.22	1.15	0.25	0.01
	Indicated	4.89	1.37	6.69	0.22
	Inferred	9.48	1.56	14.83	0.48
	Total	**14.59**	**1.49**	**21.77**	**0.70**
Blocks 7 and 8 East cutback	Measured	6.37	1.50	9.58	0.31
	Indicated	56.99	1.56	88.84	2.86
	Inferred	10.02	1.61	16.16	0.52
	Total	**73.37**	**1.56**	**114.58**	**3.68**
Stockpile (full grade ore)	Measured	3.83	0.92	3.52	0.11
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**3.83**	**0.92**	**3.52**	**0.11**
Stockpile (other)	Measured	–	–	–	–
	Indicated	10.80	0.57	6.16	0.20
	Inferred	2.76	0.68	1.88	0.06
	Total	**13.56**	**0.59**	**8.03**	**0.26**
Stockpile (marginal ore)	Measured	0.59	0.66	0.39	0.01
	Indicated	6.23	0.67	4.17	0.13
	Inferred	–	–	–	–
	Total	**6.82**	**0.67**	**4.56**	**0.15**
Iduapriem	**Total**	**153.14**	**1.36**	**207.77**	**6.68**

Estimation

Geostatistical techniques are used to estimate the Mineral Resource. 3D wireframes are built from all geological information obtained from drill hole data, mapping of pits and geophysical data interpretations. Where appropriate, these wireframes are subdivided into the individual reef units that occur within a broad conglomerate package. Estimation is by ordinary kriging into block sizes that range from 20 to 25m in the X and Y directions, and between 18 and 24m in the Z direction, depending on the reef width and data spacing. Densities are allocated from tests conducted on drill hole samples. Grade and tonnages are estimated from these block models that are constrained within an optimised pit shell at the Mineral Resource gold price. Full grade ore and marginal stockpiles are surveyed monthly to validate tonnage measurements. Grade estimates for these stockpiles are based on RC grade control drilling from the individual pits mined. Old, historical stockpiles have been drilled and sampled with the results used to assign grades. These stockpiles are reported as part of the Mineral Resource if material is above the economic cut-off grade at the Mineral Resource gold price.

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Grade tonnage curve


Iduapriem
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off



RC exploration drilling

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Iduapriem	Measured	6.02	1.00	6.00	0.19
	Indicated	49.79	1.36	67.88	2.18
	Inferred	31.74	1.40	44.35	1.43
	Total	**87.55**	**1.35**	**118.23**	**3.80**

The exclusive Mineral Resource is that part of the Mineral Resource that is not converted to an Ore Reserve. It is defined as the Mineral Resource that is outside the current Ore Reserve designs, but inside the Mineral Resource shells and includes the Inferred Mineral Resource within the Ore Reserve design, as well as all the Mineral Resource within the Ore Reserve design that rests between the Mineral Resource and Ore Reserve cut-offs. The exclusive Mineral Resource gives an indication of the future potential of the deposit. This material could be converted to Ore Reserve by an increase in gold price, a reduction in costs and an upgrade in geological confidence.

Year-on-year changes in Mineral Resource


Iduapriem
Total (Moz)
Ounces (millions)
6.17
(0.32)
0.80
(0.31)
0.28
0.00
0.00
0.00
0.06
0.00
6.68
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

IDUAPRIEM CONTINUED

Africa

The total Inclusive Mineral Resource ounces for Iduapriem Mine increased by 13.45% from 2019 to 2020 year end after depletion. This was largely driven by exploration success at Block 1, Blocks 7 and 8 (Cut 5 region) and Ajopa. Further increases were noted due to the change in gold price from US$1,400/oz to $1,500/oz.

Inclusive Mineral Resource sensitivity


Iduapriem
Percentage change
20
10
0
-10
-20
-30
-40
-50
Percentage change
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is highly sensitive to changes in gold price due to the high stripping cost and capital-intensive cutbacks required to access the deeper portions of the orebody. There is an 18% upside in ounces at a higher Mineral Resource price and a 43% downside in ounces at a lower Mineral Resource price.

Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Ajopa	Proved	–	–	–	–
	Probable	1.60	1.63	2.62	0.08
	Total	**1.60**	**1.63**	**2.62**	**0.08**
Block 5	Proved	–	–	–	–
	Probable	4.36	1.23	5.34	0.17
	Total	**4.36**	**1.23**	**5.34**	**0.17**
Blocks 7 and 8 (other)	Proved	1.56	1.50	2.33	0.07
	Probable	10.09	1.66	16.77	0.54
	Total	**11.64**	**1.64**	**19.10**	**0.61**
Blocks 7 and 8 East cutback	Proved	1.69	1.59	2.70	0.09
	Probable	10.67	1.65	17.60	0.57
	Total	**12.36**	**1.64**	**20.30**	**0.65**
Stockpile (full grade ore)	Proved	3.83	0.92	3.52	0.11
	Probable	–	–	–	–
	Total	**3.83**	**0.92**	**3.52**	**0.11**
Stockpile (other)	Proved	–	–	–	–
	Probable	5.26	0.74	3.88	0.12
	Total	**5.26**	**0.74**	**3.88**	**0.12**
Stockpile (marginal ore)	Proved	0.59	0.66	0.39	0.01
	Probable	6.23	0.67	4.17	0.13
	Total	**6.82**	**0.67**	**4.56**	**0.15**
Iduapriem	**Total**	**45.87**	**1.29**	**59.32**	**1.91**

The Ore Reserve estimate for Iduapriem Mine is based on the development of appropriately detailed and engineered LOM plan. For each deposit, Mineral Resource was depleted by the projected pit face positions for 31 December 2020.

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Estimation

The 3D Mineral Resource models are used as the basis for the Ore Reserve. An ore envelope is developed using the Mineral Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is utilised and incorporates mining extraction losses and dilution factors.

The Ore Reserve is estimated within mine designs, using modifying factors based on actual mining and detailed analysis of cut-off grade, geotechnical, environmental, productivity considerations and the requirements of the mining fleet. The upper portions of the Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Cut-off grade g/t Au	RMF % (based on tonnes)	RMF % (based on g/t)	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Ajopa	1,200	0.90	100.0	100.0	100.0	96.0	100.0	95.9
Block 5	1,200	0.80	100.0	100.0	100.0	96.0	100.0	95.9
Blocks 7 and 8 (other)	1,200	0.80	100.0	100.0	100.0	96.0	100.0	95.9
Blocks 7 and 8 East cutback	1,200	0.80	100.0	100.0	100.0	96.0	100.0	95.9
Stockpile (full grade ore)	1,200	0.80	100.0	100.0	100.0	100.0	100.0	95.9
Stockpile (other)	1,200	0.55	100.0	100.0	100.0	100.0	100.0	93.0
Stockpile (marginal ore)	1,200	0.55	100.0	100.0	100.0	100.0	100.0	93.0

Inferred Mineral Resource in annual Ore Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2020	million	g/t	tonnes	Moz
Ajopa	0.43	1.35	0.59	0.02
Block 5	0.89	1.23	1.10	0.04
Blocks 7 and 8 (other)	0.23	1.95	0.44	0.01
Blocks 7 and 8 East cutback	0.64	1.65	1.05	0.03
Total	**2.19**	**1.45**	**3.18**	**0.10**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the nine-year business plan consists of extensions of all geological domains, in support of extending the nine-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 5% of the business plan. No Inferred Mineral Resource is considered in Ore Reserve reporting.



Iduapriem processing plant

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Year-on-year changes in Ore Reserve


Iduapriem
Total (Moz)
Ounces (millions)
2.1
1.9
1.7
1.5
1.3
1.1
0.9
1.80
(0.34)
0.00
0.10
0.17
0.00
0.00
0.00
0.12
0.06
0.00
1.91
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Revenue factor
Operational
Acquisition/ disposal
2020

On a year-on-year basis, the Ore Reserve increased as a result of a higher Ore Reserve price and some operational improvements which overcame the depletion.

Ore Reserve sensitivity


Iduapriem
Percentage change
Percentage change
4
3
2
1
0
-1
-2
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Iduapriem Ore Reserve is insensitive to lower gold price changes and is more sensitive to higher gold prices due to the high stripping cost and capital intensive cutbacks required to access the deeper portions of the orebody. There is less than a 3% upside in ounces at a higher Ore Reserve price and less than a 1% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Charles Kusi-Manu	MAusIMM	205 238	30 years	MSc, MBA, Dip (Geological Engineering), Postgraduate Certificate (Geostatistics)
Ore Reserve	Reuben Tisa Chama	SAIMM	703 095	19 years	BSc (Mining Engineering), MBA

IDUAPRIEM CONTINUED
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9250

Open pit floor

OBUASI
Africa

Introduction

Property description	Obuasi Gold Mine is owned and operated by AngloGold Ashanti (Ghana) Limited (AGAG). AGAG was established following the merger of the former AngloGold Limited of South Africa and Ashanti Goldfields Company Limited of Ghana in April 2004. Production at Obuasi started in 1897 and stopped in the last quarter of 2014. Some aspects of the mine continued under limited operational conditions, including the development of the underground decline. A favourable FS was completed in 2017 and indicated a strong technical and economical case with an anticipated 20-year LOM. In 2018, approval was received from the AngloGold Ashanti board to proceed with the project. The redevelopment project commenced in late 2018 and first gold was poured during the fourth quarter of 2019.
Location	Obuasi Gold Mine is located in the municipality of Obuasi, in the Ashanti region of Ghana, some 260km northwest of the capital Accra and 60km south of Kumasi.
History	Underground production was continuous from 1897 to 2014 and recommenced in 2018. A phase of open pit mining was conducted from 1988 to 2000 with small intermittent open pit mining beyond that period. Total historic production is ~33Moz gold, including ~5Moz gold from open pits.
Legal aspects and tenure	Obuasi Gold Mine concession previously covered an area of approximately 475km² and had 80 communities within a 30km radius of the mine. This was reduced to 201km² in March 2016. The majority of the reduced concession area falls in the Obuasi municipality. Minor portions of the new concession fall in the Adansi North, Adansi South and Amansie Central districts. Mineral Resource and Ore Reserve are covered by two mining leases, namely: • Obuasi Concession comprising 152.6km² • Binsere Concession parts 1, 2 and 3 comprising 48.86km² The mining concessions, which expire on 5 March 2054, are covered by a Development Agreement and Tax Concession Agreement with the government of Ghana.
Mining method	Obuasi is an underground operation with the main accesses into the mine consisting of shafts and a single access decline with interlevel development of between 15 and 30m. The Obuasi Deeps Decline, which is situated at the southern end of the mine, is designed to extend to a depth of about 1500m. The Obuasi Underground operation employs mostly Long Hole Open Stoping (LHOS) mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebodies of varying thickness and dips. The three main distinct variations of the LHOS used at Obuasi are Longitudinal Retreat Stoping (LRS), Longitudinal Open Stoping (LOS) and Transverse Open Stoping (TOS). The Blind Upper Stoping is a form of LRS or TOS used for partial sill pillar recovery. Underhand drift and fill (UHDF) which is used at Côte d'Or with extensive historical cut and fill mining is planned to be converted into LHOS.
Operational infrastructure	Existing infrastructure includes a 2.4Mtpa processing plant with flotation and bacterial oxidation (BIOX), underground development, hoisting shafts and associated infrastructure, power and water reticulation, office complexes, workshops and company housing estates. Power is supplied to the mine by the Volta River Authority and GridCo.
Mineral processing	The plant is configured for flotation and BIOX treatment which is required for the refractory sulphide ore.
Risks	All available, appropriate data has been used for the Mineral Resource estimation. This includes data collected prior to the merger of AngloGold and Ashanti Goldfields Company Limited in 2004. The risk associated with the inclusion of this data has been mitigated by a comprehensive Data Validation Project completed between 2015 and 2018. Obuasi is currently implementing a redevelopment project that aims to establish Obuasi as a modern, efficient, mechanised, underground operation. The first gold pour occurred in December 2019. Significant progress has been made since the first gold pour with production currently at 2,000tpd and planned for 4,000tpd in 2021.

OBUASI CONTINUED
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Map showing Obuasi Gold Mine infrastructure and licence


Licences
Mining
Mine Infrastructure
Pits
Plant
TSF
Waste dumps
Underground access
Ponds and dams
Consolidated operations footprint
Roads
Main
Secondary
Villages
Airfield
to Kumasi
Anyankyirem
Kwapia
Pompora TSF
Kokoteasua TSF
Domiabra
South TSF
Wawasi
ETS
Mangoase
Timber
Adansi
Boete
CVS
Cote D'or
Dankwa
Anyinam
KMS
KMVS
ODD
Pond 3
Nyankumaso
SVS
KRS
GCS
SNVS
Sansu
to Atekyem
Odumasi
Jimi Dam
Gyabunsu-Sibi
N
Plant centroid co-ordinates
6°10'11"N, 1°41'16"W
0
2
4
6km

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Geology

Deposit type

The mine is located within the Obuasi concession area in southwestern Ghana along the northeasterly striking Ashanti volcanic belt. The deposit is one of the most significant Proterozoic gold belts discovered to date. The Ashanti belt predominantly comprises sedimentary and mafic volcanic rocks, and is the most prominent of the five Birimian Supergroup gold belts found in Ghana.

The Birimian was deformed, metamorphosed and intruded by syn- and post-tectonic granitoids during the Eburnean tectonothermal event around two billion years ago. Folding trends are dominantly north-northeast to northeast. Elongate syn-Birimian basins developed between the ridges of the Birimian system and these were filled with the Tarkwaian molasse sediments made up primarily of conglomerates, quartzose and arkosic sandstones and minor shale units. Major faulting has taken place along the same trends.

The Lower Birimian metasediments and metavolcanics are characterised and defined by argillaceous and fine-to-intermediate arenaceous rocks. These rocks are represented by phyllites, metasiltstones, metagreywackes, tuffaceous sediments, ash tuffs and hornstones in order of decreasing importance. Adjacent to the shear zones, these rocks are replaced by sericitic, chloritic and carbonaceous schists, which may be graphitic in places. Multiple lodes are a common feature in the mine.

Granites outcrop in the west and northwest of the concession area and intrude the Birimian rocks only. Two types of granite are present: one is more resistant to weathering than the other, with less resistant granite being prospective for gold mineralisation.

Mineralised shears are found in close proximity to the contact with harder metamorphosed and metasomatically altered intermediate-to-basic Upper Birimian volcanics. The competency contrast between the harder metavolcanic rocks to the east and the more argillaceous rocks to the west is thought to have formed a plane of weakness. During crustal movement, this plane became a zone of shearing and thrusting coeval with the compressional phases.

> *"Obuasi has embarked on the process of rebuilding the mine in all its aspects to deliver a modern, efficient, mechanised underground operation."*

A typical schematic representation of the deposit in local grid, elevation in mRL*



S
N
10700 mN
10900 mN
11100 mN
11300 mN
200 mRL
0 mRL
-200 mRL
-400 mRL
-600 mRL
Legend
Far Hangingwall Lode (FH30)
Footwall Lode 6 (FW06)
Footwall Lode 7 (FH07)
Hangingwall Lode 1 (HW01)
Hangingwall Lode 2 (HW02)
Metavolcanics
Obuasi Fissure
Shear Vein Quartz
Graphite
Hangingwall-Footwall Shears
Scale: 1:7,300
Vertical exaggeration: 1x
0m
300m

*mRL = 1.18m AMSL

Mineralisation style

Gold mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Lower Birimian schists, phyllites, metagreywackes and tuffs, along the eastern limb of the Kumasi anticlinorium.

Mineralisation characteristics

Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally non-refractory. Sulphide ore is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. Sulphide ore is generally refractory.

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Africa

Exploration

During the year, capitalised exploration drilling focused on 41 and 32 Level definition and infill, while the expensed drilling targeted the George Cappendell Shaft (GCS) top (Block 8) area to convert exploration targets to Inferred Mineral Resource.

The GCS top has extensive historical mining, however the block has further opportunity for Mineral Resource identification and definition with the planned drilling programme. The focus of the drilling for the conceptual material in GCS top is ongoing and expected to infill an area between 900 Level to 1400 Level. The strategy is to make use of the existing stockpile cuddies along the main decline and drill from 8 Level towards 14 Level. A total of 10,998m have been planned for the area. The results show that continuity and grades are improving as the drilling extends down dip and plunge.

The focus of the definition and infill drilling during the year was to upgrade areas in Blocks 8L and 10 from Inferred to Indicated Mineral Resource and ultimately prepare it for mining by doing the last phase of grade control drilling. The strategy is to use 32 and 41 Level as the main drilling platforms and target the area below 32 and 41 Level respectively.

The Block 10 area to be drilled lies along the trend of a flat plunging shoot of approximately 380m vertical extent, where the current geological interpretation shows wider mineralisation with multiple lodes. A total of about 32,000m were planned for drilling on 41 Level. Results from the drilling show that the dip of the Obuasi fissure, which is the main drill target, appears to steepen and roll over an easterly plunging felsic igneous body. High-grade mineralised quartz veins seem to be concentrated around the margins of this felsic igneous body creating a drill target at depth. Where tighter spaced drilling has already been done into the area, elevated metal content has been observed.

The shear zone, within which the mineralisation in Block 8 is focused, is around the 12/74 fissure which links the Obuasi fissure to the east with a network of carbonaceous shears on the margin of the Sansu dyke to the west. The Obuasi and 12/74 fissures splay apart at the eastern end of Block 8 with the Obuasi fissure continuing in a west-northwest direction. A total of about 16,000m were planned for drilling on 41 Level. Results show a continuous Obuasi fissure below 32 Level but with a strong display of pinch and swell characteristics. The assay results show a reduction of about 5% on the width of the Obuasi fissure, while the grade has shown an increase of about 6% compared to the model estimated grades.


DD422i
DD422i 01
Underground production drilling

Projects

In 2014, a detailed FS began that considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. It was recognised that a significant rationalisation and/or replacement of current infrastructure will enable the delivery of high utilisation and productivity metrics.

During this time, Obuasi continued in a limited operating phase with underground activities essentially restricted to ongoing development of the Obuasi deeps decline and underground infill drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi's concession in February 2016. The mine was subsequently placed under care and maintenance. The FS was finalised in March 2016, with a schedule for the potential restart of underground production. The FS was followed up with an optimised FS that considered reducing upfront capital spend and this was finalised at the end of 2017. In 2018 approval was received from the AngloGold Ashanti board for project commencement.

Obuasi has embarked on the process of rebuilding the mine in all its aspects to deliver a modern, efficient, mechanised underground operation. Underground development recommenced in quarter one of 2019 and first gold was poured in December 2019.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	20 x 20	✓	✓	–	–	–
Indicated	60 x 60	✓	✓	–	–	–
Inferred	90 x 90	✓	✓	–	–	–
Grade/ore control	10 x 10, 15 x 15	✓	✓	–	✓	–

OBUASI CONTINUED
Africa

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Anyankyirem	Measured	–	–	–	–
	Indicated	5.52	2.38	13.10	0.42
	Inferred	0.09	2.71	0.24	0.01
	Total	**5.61**	**2.38**	**13.35**	**0.43**
Anyinam	Measured	0.00	2.50	0.01	0.00
	Indicated	0.45	3.54	1.59	0.05
	Inferred	1.02	4.23	4.32	0.14
	Total	**1.47**	**4.02**	**5.92**	**0.19**
Gyabunsu-Sibi	Measured	0.05	4.00	0.21	0.01
	Indicated	0.05	3.48	0.16	0.01
	Inferred	0.28	3.97	1.13	0.04
	Total	**0.38**	**3.92**	**1.50**	**0.05**
Above 50 Level – Block 1	Measured	–	–	–	–
	Indicated	7.80	6.03	47.04	1.51
	Inferred	2.56	6.39	16.35	0.53
	Total	**10.36**	**6.12**	**63.39**	**2.04**
Above 50 Level – Block 2	Measured	–	–	–	–
	Indicated	9.12	8.59	78.39	2.52
	Inferred	3.06	5.09	15.58	0.50
	Total	**12.19**	**7.71**	**93.98**	**3.02**
Above 50 Level – Block 8	Measured	4.94	8.52	42.08	1.35
	Indicated	14.72	5.02	73.95	2.38
	Inferred	3.46	4.53	15.69	0.50
	Total	**23.12**	**5.70**	**131.72**	**4.23**
Above 50 Level – Block 10	Measured	–	–	–	–
	Indicated	13.41	6.19	83.03	2.67
	Inferred	5.31	5.72	30.37	0.98
	Total	**18.72**	**6.06**	**113.40**	**3.65**
Above 50 Level – Adansi	Measured	–	–	–	–
	Indicated	5.48	14.52	79.59	2.56
	Inferred	1.81	14.31	25.89	0.83
	Total	**7.29**	**14.47**	**105.49**	**3.39**
Above 50 Level – Côte d'Or	Measured	–	–	–	–
	Indicated	0.01	18.03	0.19	0.01
	Inferred	13.85	10.75	148.84	4.79
	Total	**13.86**	**10.76**	**149.03**	**4.79**
Above 50 Level – Sansu	Measured	1.68	8.70	14.58	0.47
	Indicated	6.81	5.13	34.92	1.12
	Inferred	3.40	4.58	15.55	0.50
	Total	**11.88**	**5.48**	**65.06**	**2.09**
Below 50 Level – Block 11	Measured	–	–	–	–
	Indicated	3.09	19.30	59.70	1.92
	Inferred	2.47	16.81	41.52	1.34
	Total	**5.56**	**18.20**	**101.23**	**3.25**
Below 50 Level – Block 14	Measured	–	–	–	–
	Indicated	1.50	7.95	11.96	0.38
	Inferred	8.30	7.50	62.20	2.00
	Total	**9.80**	**7.56**	**74.16**	**2.38**
Obuasi	**Total**	**120.24**	**7.64**	**918.21**	**29.52**

OBUASI CONTINUED
Africa

Estimation

The underground Mineral Resource models are informed by underground mapping as well as DD and cross-cut channel sampling. 3D wireframe models of the mineralisation are developed and used to define the grade estimation domains which are estimated by ordinary kriging into blocks of 20 x 5 x 15m. For the open pit Mineral Resource, geological interpretation is based on RC and diamond core samples. Estimation is by ordinary kriging into 30 x 30 x 10m blocks.

Obuasi uses AngloGold Ashanti's internal rule of 15% error at 90% confidence to classify its Mineral Resource into Measured, Indicated and Inferred Mineral Resource. The open pit Mineral Resource is constrained by pit optimisation whilst the underground Mineral Resource is constrained by optimised mineable shapes.

Grade tonnage curves


Obuasi
Surface (metric)
Tonnes above cut-off (millions)
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
Average grade above cut-off (g/t)
7
6
5
4
3
2
1
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Obuasi
Underground (metric)
Tonnes above cut-off (millions)
125
105
85
65
45
25
5
Average grade above cut-off (g/t)
40
32
24
16
8
0 2 4 6 8 10 12 14 16 18 20
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off



Employee viewing the processing plant

OBUASI CONTINUED
Africa

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Obuasi	Measured	2.48	5.86	14.53	0.47
	Indicated	40.38	6.16	248.64	7.99
	Inferred	45.61	8.28	377.69	12.14
	Total	**88.47**	**7.24**	**640.86**	**20.60**

The exclusive Mineral Resource is made up of Mineral Resource from underground and open pit. The bulk of the exclusive Mineral Resource is from underground, and is spread across the entire deposit, where further study and design, change in costs and/or gold price is required to develop economic extraction plans. A large proportion of the exclusive Mineral Resource is Inferred Mineral Resource and will require upgrading before it can be mined.

Mineral Resource below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Obuasi	Measured	–	–	–	–
	Indicated	4.60	15.59	71.66	2.30
	Inferred	10.77	9.63	103.72	3.33
	Total	**15.37**	**11.41**	**175.39**	**5.64**

Mineral Resource below infrastructure is from areas below 50 Level. These areas have been extensively drilled but no infrastructure is currently in place to exploit it.

Year-on-year changes in Mineral Resource


Obuasi
Total (Moz)
Ounces (millions)
33
32
31
30
29
28
27
31.04
(0.16)
(0.01)
(1.98)
1.47
(1.45)
0.00
0.00
0.60
0.00
29.52
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

Year-on-year, the most significant changes came from amendments to Mineral Resource models (methodology), economics (price and cost changes) and additional areas added to Block 1 (other). The Mineral Resource models for Sansu and Blocks 1, 2, 8 and 10 were updated during the year and the changes generally resulted in a reduction to the Mineral Resource. Active mining took place from Sansu and Block 8 (depletion).



Surveyor taking notes

OBUASI CONTINUED
Africa

> *"Obuasi uses AngloGold Ashanti's internal rule of 15% error at 90% confidence to classify its Mineral Resource into Measured, Indicated and Inferred Mineral Resource."*

Inclusive Mineral Resource sensitivity



Obuasi
Percentage change
15
10
5
0
-5
-10
-15
-20
-25
Percentage change
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Obuasi is sensitive to changes in gold price, especially to a lower gold price, due to the lower-grade sulphide mineralisation on the flanks of the high-grade quartz. There is an approximate 5% upside in ounces at a higher Mineral Resource price and a 13% downside in ounces at a lower Mineral Resource price.

Ore Reserve

Ore Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Above 50 Level – Block 1	Proved	–	–	–	–
	Probable	1.91	7.59	14.53	0.47
	Total	**1.91**	**7.59**	**14.53**	**0.47**
Above 50 Level – Block 2	Proved	–	–	–	–
	Probable	3.17	7.73	24.46	0.79
	Total	**3.17**	**7.73**	**24.46**	**0.79**
Above 50 Level – Block 8	Proved	–	–	–	–
	Probable	11.06	7.15	79.11	2.54
	Total	**11.06**	**7.15**	**79.11**	**2.54**
Above 50 Level – Block 10	Proved	–	–	–	–
	Probable	8.47	7.49	63.46	2.04
	Total	**8.47**	**7.49**	**63.46**	**2.04**
Above 50 Level – Adansi	Proved	–	–	–	–
	Probable	0.74	16.60	12.36	0.40
	Total	**0.74**	**16.60**	**12.36**	**0.40**
Above 50 Level – Côte d'Or	Proved	–	–	–	–
	Probable	0.01	16.47	0.10	0.00
	Total	**0.01**	**16.47**	**0.10**	**0.00**
Above 50 Level – Sansu	Proved	–	–	–	–
	Probable	3.46	6.89	23.85	0.77
	Total	**3.46**	**6.89**	**23.85**	**0.77**
Below 50 Level – Block 11	Proved	–	–	–	–
	Probable	2.71	19.87	53.76	1.73
	Total	**2.71**	**19.87**	**53.76**	**1.73**
Obuasi	**Total**	**31.53**	**8.62**	**271.63**	**8.73**

OBUASI CONTINUED
Africa

Estimation

3D Mineral Resource models are used as the basis for the Ore Reserve evaluation. Using the Mineral Resource block model, an ore envelope is developed by applying the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is designed that incorporates mining extraction losses and dilution factors. All mine designs delineate stopes by taking into consideration cut-off grade, geotechnical design parameters for each mining block, ventilation and backfill requirements, mining level and section, usually leading to an optimisation of the existing infrastructure, mining sequence, and corresponding development layouts.

The underground operation runs to a depth of 1,500m from surface. Mining levels are between 15 and 20m intervals with major levels between 30 and 60m intervals. Underground production mining methods include both longitudinal and transverse open stoping. The current Ore Reserve has been estimated based on the updated 2020 Mineral Resource models with the exception of Côte d'Or and Adansi Blocks that did not see changes to Ore Reserve figures from that of 2019. The Côte d'Or and Adansi Blocks combined, constitute about 5% in ounces of the total declared Ore Reserve. The significant changes to the Ore Reserve, resulting from the revised geological models and extensive data validation, occurred in Sansu, Blocks 1, 2, 8 and 10. The 2019 block model for Block 11 was maintained as such as no major design changes were done to the block.

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Cut-off grade g/t Au	Dilution %	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Above 50 Level – Block 1	1,200	4.08	17.0	95.0	100.0	100.0	87.0
Above 50 Level – Block 2	1,200	4.18	17.0	95.0	100.0	100.0	87.0
Above 50 Level – Block 8	1,200	3.93	12.0	95.0	100.0	100.0	87.0
Above 50 Level – Block 10	1,200	4.25	17.0	95.0	100.0	100.0	87.0
Above 50 Level – Adansi	1,200	5.20	14.0	95.0	100.0	100.0	87.0
Above 50 Level – Côte d'Or	1,200	5.00	5.0	100.0	100.0	100.0	87.0
Above 50 Level – Sansu	1,200	3.82	12.0	95.0	100.0	100.0	87.0
Below 50 Level – Block 11	1,200	5.01	16.0	95.0	100.0	100.0	87.0

Several factors were used for modifying the Ore Reserve and include mining recovery, dilution and processing recovery. These were applied based on the mining method employed and the understanding of geotechnical condition of the block. The maximum dilution factor applied was 17% for most of the Sub-level Open Stopes (SLOS), while 12% was the minimum, with the exception of Côte d'Or, which had a 5% dilution factor applied due to the planned UHDF mining method. The dilution factor applied to Côte d'Or will be reviewed in future when the mining method is converted to SLOS.

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Above 50 Level – Block 2	0.58	6.91	4.02	0.13
Above 50 Level – Block 8	0.08	6.43	0.52	0.02
Above 50 Level – Block 10	0.06	8.70	0.53	0.02
Above 50 Level – Adansi	0.71	10.38	7.40	0.24
Above 50 Level – Côte d'Or	2.43	6.68	16.21	0.52
Below 50 Level – Block 11	0.70	10.79	7.53	0.24
Total	**4.56**	**7.94**	**36.21**	**1.16**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the 19-year business plan consists of extensions of all geological domains, in support of extending the 19-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 12% of the business plan. No Inferred Mineral Resource is considered in Ore Reserve reporting. An ongoing exploration programme is intended to upgrade the Inferred Mineral Resource into Indicated Mineral Resource ahead of planned mining in the identified blocks.

OBUASI CONTINUED
Africa

Ore Reserve below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Obuasi	Proved	–	–	–	–
	Probable	2.71	19.87	53.76	1.73
	Total	**2.71**	**19.87**	**53.76**	**1.73**

Ore Reserve below infrastructure is restricted to the ground below 50 Level that requires a decline to access, and is located between 50 and 60 Level below Kwesi Mensah Shaft (KMS).

Year-on-year changes in Ore Reserve


Obuasi
Total (Moz)
Ounces (millions)
9.4
8.9
8.4
7.9
7.4
6.9
6.4
5.9
5.4
7.12
(0.16)
1.71
0.00
0.15
(0.09)
0.00
0.00
0.00
0.01
0.00
8.73
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

The change in Ore Reserve year-on-year after depletion resulted in approximately a 25% increase in contained metal. The positive net changes are on account of a favourable gold price assumption and the conversion of Mineral Resource to Ore Reserve as a result of model updates for Sansu, Blocks 1, 2, 8 and 10.

Ore Reserve sensitivity


Obuasi
Percentage change
Percentage change
20
10
0
-10
-20
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Obuasi is very sensitive to the changes in gold price, especially to a lower gold price. There is a 7% upside in ounces at a higher Ore Reserve price (US$1,300/oz) and a 9% downside in ounces at a lower Ore Reserve price (US$1,100/oz).

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Emmarentia Maritz	SACNASP	118 345	17 years	BSc (Geology), BSc Hons (Geology), MSc (Mineral Resource Evaluation)
Ore Reserve	Gerard Bagnell	MAusIMM	334 405	30 years	Dip (Mining Technology)

GUINEA

Africa




Labe
GUINEA
Dabola
Kankan
Conakry
1
Operation
0
200km


CADEX

Drilling for paddock blasting at Kami open pit, Siguiri

LEGEND: (1) Siguiri (85%)

Siguiri Gold Mine is AngloGold Ashanti's only operation in the Republic of Guinea. The mine is 85% owned by AngloGold Ashanti and 15% by the government of Guinea. The mine is a conventional open pit operation situated in the Siguiri district in the northeast of Guinea. It lies about 850km north-northeast of the capital city of Conakry and 109km west of the border with Mali by road.

Gold-bearing ore is mined from several pits (generally three pits at any one time). A plant upgrade to process hard rock was completed in 2018 and production ramped up during 2019. In 2020 the mine continued to remove bottlenecks and optimise the plant. The project was closed early in 2021.

Attributable production from Guinea was 214koz of gold in 2020, or 13% of the region's production.

As at December 2020, the Mineral Resource (inclusive of Ore Reserve) for Guinea was 7.0Moz (2019: 5.7Moz) and the Ore Reserve was 1.9Moz (2019: 1.8Moz).

Inclusive Mineral Resource



0.4Moz (5%)
Measured

4.2Moz (61%)
Indicated

2.4Moz (34%)
Inferred

Exclusive Mineral Resource



2.5Moz (51%)
Indicated

2.4Moz (49%)
Inferred

Ore Reserve



0.4Moz (19%)
Proved

1.5Moz (81%)
Probable

SIGUIRI
Africa

Introduction

Property description

Siguiri, in Guinea, is 85% owned by AngloGold Ashanti and 15% by the government of Guinea. It is an open pit operation with active mining occurring largely in Kami, Bidini and Tubani pits.

Location

The mine is located approximately 850km north-northeast of Conakry, 25km northwest of the town of Siguiri and 220km southwest of the Malian capital Bamako, near the Malian border.

History

First gold mining can be traced back to the first great West African Empire, the Sarakolle Kingdom, but there are no reliable records of prewestern production. The French became involved in the area in the late 19th and early 20th centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1 and 3.8t annually however, little exploration work was completed.

There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980, Société Minière Internationale du Quebéc (SOMIQ) gained the exploration rights for Siguiri and Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Limited was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s.

Société Aurifere de Guinea (SAG) took over from its predecessors and continued work on the placer deposits. Production on the Koron placer reached a peak in 1992 with 1.1t gold being produced, although due to a number of difficulties, the mine was shut down later that year.

In the mid-1990s, Golden Shamrock acquired and operated the project as an open pit and heap leach. In October 1996, Golden Shamrock was acquired by Ashanti Goldfields Corporation which operated Siguiri as a heap leach until 2004. Ashanti Goldfields Corporation merged with AngloGold Corporation in 2004 to become AngloGold Ashanti. AngloGold Ashanti completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant and commissioned it in 2005. This was later increased to 12Mtpa.

A Siguiri combination plant FS, based on the requirement to process fresh and transitional material in combination with existing oxide material, was completed in 2015. The combination plant conversion project began in 2017. The plant conversion will allow the mine to treat six million tonnes of hard fresh rock ore and six million tonnes of oxide ore. Construction was completed in March 2019 and further optimisation and debottlenecking of the plant continued in 2020. The project was closed early in 2021.

Legal aspects and tenure

Siguiri is mined under licence from the government of Guinea. The published Mineral Resource and Ore Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5km^2.

The original SAG concession was granted under the Convention de Base between the République de Guinée and SAG, signed on 4 August 1997. This allows the concession to be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of the agreement, until 4 August 2022.

The recent renewal of the Convention de Base will guide the renewal of the mining concession in 2022. The SAG concession was granted under a new amended Convention de Base between the République de Guinée and SAG signed on 28 June 2016, and ratified by the Guinean parliament on 13 December 2016. The Convention de Base was ratified by the constitutional court and published in the Journal Officiel of the Republic of Guinea on 24 January 2017. Dependent on the submission of the necessary renewal documentation on, or before, 4 March 2022, the concession can be explored and mined exclusively for gold, silver and diamonds by SAG for 25 years from the date of agreement to 13 December 2041.

Mining method

Siguiri is currently a multi-pit fresh rock and oxide gold mining operation, mined by a contract miner. The mining method is selective conventional mining using excavators and trucks on 3m high flitches. Three Caterpillar 6020B excavators are the main loading equipment matched with Caterpillar 777G dump trucks. In some deposits, a selective mining unit (SMU) of 10 x 10 x 3m has been defined based on historical grade control, the deposit type, and the mining equipment used.



Aerial overview of the Siguiri crushing circuit

SIGUIRI CONTINUED
Africa

Introduction CONTINUED

Operational infrastructure	Siguiri Gold Mine includes a processing plant, a TSF, and other infrastructure such as a mine village, water supply system, roads, power supply by on-site generators, and communications systems. Additional infrastructure includes on-site offices, accommodation, and workshops to support remote mining. Power for the mine is self-generated. The proposed Block 2 mine will comprise two pits, namely Foulata and Saraya. Capital for Block 2 infrastructure and road construction including 50km road construction to the existing plant is in place and ready for execution from January 2020. The town of Siguiri can be accessed via a small airfield and a well-paved road that connects Siguiri to Bamako in the north and Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season.
Mineral processing	Processing of the ore is done by a hybrid CIL circuit processing plant converted from CIP in 2018. The plant is capable of treating 50% hard ore post commissioning a new ball mill and three-stage crushing plant in 2019. Further modification of three leach tanks to CIL tanks was done in quarter four of 2020 giving a total of seven CIL tanks.
Risks	The favourable conclusion of the Convention de Base negotiation during 2016 and its ratification in 2017 by parliament has significantly reduced the risk of the remaining Mineral Resource and Ore Reserve not being covered by a valid mining concession. The current mining concession is now confirmed to be valid until 4 August 2022, with high likelihood of renewal until 2041. Performance of the combination plant to achieve the required mill throughput and recovery are seen as a risk until the plant stabilises. There are several action plans in progress to address this.

Map showing Siguiri Gold Mine infrastructure, concession and exploration licences, Blocks 1 to 4


Saraya West
Saraya
Foulata
Corridor N
Gontoron
Corridor S
Didi
TSF
Koron
Block 2
Block 1
Block 3
Block 4
Kounkoun
Kounkoun
Doko
Kouremale
Siguiri
N
0
10
20
30km
Plant centroid co-ordinates
11°33'54"N, 9°23'27"W
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
Stockpiles
Leach pad
TSF
Waste dumps
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary

SIGUIRI CONTINUED

Africa

Map showing Siguiri Gold Mine infrastructure, concession and exploration licences for Block 1, with the total mining lease area insert shown in the bottom left corner


N
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
Stockpiles
Leach pad
RW Dam
TSF
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Kouroundenda
Komatiguia
Corridor N
Setiguia
Seguélén
Bidini
Kintinian
Gontoron
Tubani
Corridor S
Fatoya
Balato
Kami
Silakoro
Boukaria
Koron
Fenserekolen
Kofilani
Silibada
TSF
Sokunu
Colinda
Sintroko
Kourouda
Koufoulani
Tabako
Block 1
Siguiri
Insert: Total mining lease area
0 20 40km
0 2 4 8km
Plant centroid co-ordinates
11°33'54"N, 9°23'27"W

Geology

The Siguiri Gold Mine is situated in the northern part of the Siguiri Basin of Guinea, and is underlain by Lower Proterozoic rocks of the Birimian metasedimentary and volcano-sedimentary formations. Where exposed, the sediments consist of a well-bedded turbiditic sequence of greenschist facies siltstones, sandstones, greywackes and minor conglomerates, with some brecciated and possibly volcanic members. Stratigraphic relationships in the area are however, poorly understood due to poor exposure and a thick lateritic duricrust which covers large portions of the lease.

The mineralisation at Siguiri occurs as secondary gold in alluvial or colluvial gravel in lateritic cover and primary vein hosted mineralisation. The veins are quartz dominant and display a variety of styles and orientations, with a sub-vertical northeast-trending conjugate quartz vein set predominating in most of the open pits, irrespective of the orientation of the bedding. Auriferous quartz veins show a strong lithological control and are best developed in the sandstone/greywacke units.

The main structural and lithological trend in the current mining area of Block 1 changes from a roughly north-south orientation in the south to northwest-southeast in the north.

The geology of Block 2 differs from Block 1 in that the block is mostly underlain by metavolcanics and volcanoclastics. Mineralisation styles appear to be similar to those in Block 1, with Saraya appearing to be located on a north-south orientated structure.

Deposit type

Three main sedimentary packages are recognised in the Siguiri district; the Balato, Fatoya and Kintinian Formations. The Balato Formation is dominated by centimetre scale alternations of shale, siltstone and greywacke. The overlying Fatoya Formation consists of metre scale beds of greywacke fining towards the west.

The Kintinian Formation is a thick package of shale and sandstone with a basal clast-supported conglomerate.

The orebodies are structurally controlled and the area has undergone at least three distinct phases of deformation, with initial north-south compression developing minor folds, the second and largest deformation event is associated with east-west to east-northeast and west-southwest directed compression leading to north-south structural architecture, and the third event was a northwest and southeast compression that led to refolding of existing structures.

SIGUIRI CONTINUED
Africa

A deep oxidation (weathering) profile is developed in the region, varying between 50 and 150m. Following the completion of the plant upgrade, both soft and hard rock can be fed to the plant.

Mineralisation style

Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units that have higher fracture/vein densities relative to fine-grained rocks.

The mineralisation dominantly follows sub-vertical north-south thrusts, northeast to southwest dextral shear zones, and west-northwest to east-southeast sinistral faults associated with the main (D2) deformation event. The mineralised veins are remarkable for the relative consistency of their orientation (northeast), despite the highly variable orientation of bedding and major structures.

Mineralised veins are more intensely developed along major structural trends with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend, instead of being clearly defined continuous structures.

Mineralisation characteristics

Two styles of primary mineralisation have been recognised at Siguiri. The first is characterised by precipitation of gold-bearing pyrite associated with proximal albite and distal carbonate alteration, and opening of carbonate-pyrite veins. The second style corresponds to east-northeast to west-southwest trending native gold bearing quartz veins with carbonate selvages which cross-cut carbonate-pyrite veins and show arsenopyrite (pyrite) halos.

"Exploration at Siguiri was historically focused on finding new oxide Mineral Resource in the saprolite and upgrading the confidence in the existing oxide Mineral Resource."


041
CAT
6020B
Loading material onto a dump truck

SIGUIRI CONTINUED

Africa

W-E Geological cross-section through the Saraya deposit


W
E
Oxide
Fresh
Au>1g/t
300
200
SECTION 1291600
100m
Legend
Saraya Formation: brecciated shale units
Intrusive: granodiorite, diorite to monzogranite
Fault
Intrusive
Saraya Formation: coarse-grained quartzo-feldspathic volcano-sediments
Doubaya Formation: fine-grained chloritic shales
Transition/fresh rock contact
Pit shell outline

Exploration

Exploration at Siguiri was historically focused on finding new oxide Mineral Resource in the saprolite and upgrading the confidence in the existing oxide Mineral Resource. This was achieved using geophysics, soil geochemistry and drill hole sampling in the context of the regional and pit-scale geological models. Following the completion of an asset strategy optimisation project in 2012, which indicated the potential economic viability of the fresh rock material, the aim of the exploration has expanded, and the objectives are four-fold. Firstly, to explore for replacement and additional oxide material for short-term mining requirements at Sanu Tinti, Bidini, Tubani South, Kami and Silakoro. Secondly, to explore new conceptual oxide targets in Blocks 1 to 4 and the Saraya West exploration licence. Thirdly, to increase the level of confidence in major fresh rock targets below the existing oxide pits at Seguélén, Kami and Bidini. Lastly, drilling to support the Block 2 projects at Saraya and Foulata. To achieve all of these, 85,119m were drilled as of December 2020 out of a budget of 108,006m.

Block 2 drilling in 2020, totaling 12,834m, was primarily focused on infill drilling in increasing confidence in mainly the Saraya Mineral Resource to generate an Indicated Mineral Resource in preparation for 2022 mining. An advanced grade control programme was additionally defined in all the active pits to better inform the short-term mine planning.

Infill drilling comprising 56% (50,263m) of the total drilling occurred on Blocks 1 and 2 over various deposits (Kami, Tubani, Sanu Tinti, Bidini, Silakoro, Saraya and Foulata). Reconnaissance drilling comprised 46% of the total metres (39,358m) and was focused on depth extensions at Seguélén while new oxide targets were drilled at Kami, Silakoro North, Setiguiya West, Niono, Balato North (Block 1), Foulata and Saraya (Block 2), as well as the Saraya West exploration licence.

Projects

A FS investigating the exploitation of fresh rock material was completed in December 2015. Called the Combination Plant project, it investigated the upgrade of the current plant to enable processing a combination of oxides and of fresh rock material. The plant throughput will remain at 12Mtpa with a flexible design allowing up to 6Mtpa of fresh rock material to be processed. Targeted fresh rock pits include Kami, Bidini, Tubani, Sintroko, Seguélén and Sokuno. The FS was approved by the board of AngloGold Ashanti following successful negotiations with the government of Guinea regarding the Convention de Base and having obtained access to Seguélén Area 1. Construction of the combination plant commenced in 2017 and was commissioned during quarter four of 2018.

Block 2's mining is scheduled to commence in June 2021 following the completion of the FS. This will start with Foulata, followed by Saraya in 2022. The infill drilling inside the mine design, aimed at converting Inferred to Indicated Mineral Resource, was delayed and about 3,000m out of 16,000m will be carried over in 2021. Block 3 drilling has also been moved to 2021 as well as the PFS for possible mining in 2024.

SIGUIRI CONTINUED

Africa

Mineral resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

Category	Spacing m (-x-)	Type of drilling				
		Diamond	RC	Blasthole	Channel	Other
Measured	–	–	–	–	–	–
Indicated	20 x 40, 25 x 25	✓	✓	–	–	–
Inferred	20 x 40, 50 x 25, 50 x 50	✓	✓	–	–	–
Grade/ore control	5 x 12, 10 x 5, 10 x 10, 12.5 x 6.25, 12.5 x 7.5	–	✓	–	–	–

Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Bidini (sulphide)	Measured	–	–	–	–
	Indicated	8.96	1.61	14.43	0.46
	Inferred	2.63	1.72	4.52	0.15
	Total	**11.60**	**1.63**	**18.95**	**0.61**
Bidini (oxide)	Measured	–	–	–	–
	Indicated	3.29	1.38	4.54	0.15
	Inferred	5.28	1.26	6.63	0.21
	Total	**8.57**	**1.30**	**11.17**	**0.36**
Bidini (transitional)	Measured	–	–	–	–
	Indicated	2.91	1.58	4.60	0.15
	Inferred	1.15	1.95	2.25	0.07
	Total	**4.07**	**1.68**	**6.85**	**0.22**
Eureka East	Measured	–	–	–	–
	Indicated	0.64	1.18	0.75	0.02
	Inferred	0.18	1.22	0.22	0.01
	Total	**0.81**	**1.19**	**0.97**	**0.03**
Eureka North	Measured	–	–	–	–
	Indicated	0.13	1.00	0.13	0.00
	Inferred	0.09	0.91	0.09	0.00
	Total	**0.22**	**0.96**	**0.21**	**0.01**
Foulata	Measured	–	–	–	–
	Indicated	2.39	1.70	4.05	0.13
	Inferred	0.19	2.33	0.45	0.01
	Total	**2.58**	**1.74**	**4.50**	**0.14**
Kalamagna	Measured	–	–	–	–
	Indicated	4.98	0.90	4.51	0.14
	Inferred	1.23	0.88	1.08	0.03
	Total	**6.21**	**0.90**	**5.59**	**0.18**
Kami (sulphide)	Measured	–	–	–	–
	Indicated	21.68	1.02	22.06	0.71
	Inferred	2.99	0.89	2.67	0.09
	Total	**24.67**	**1.00**	**24.72**	**0.79**
Kami (oxide)	Measured	–	–	–	–
	Indicated	9.23	0.73	6.70	0.22
	Inferred	3.50	0.72	2.51	0.08
	Total	**12.73**	**0.72**	**9.21**	**0.30**

SIGUIRI CONTINUED
Africa

Inclusive Mineral Resource CONTINUED

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Kami (transitional)	Measured	–	–	–	–
	Indicated	1.48	0.97	1.44	0.05
	Inferred	0.99	0.95	0.94	0.03
	Total	**2.46**	**0.96**	**2.38**	**0.08**
Kosise	Measured	–	–	–	–
	Indicated	3.13	0.74	2.30	0.07
	Inferred	2.99	0.68	2.02	0.06
	Total	**6.12**	**0.71**	**4.32**	**0.14**
Kounkoun	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	11.09	1.25	13.88	0.45
	Total	**11.09**	**1.25**	**13.88**	**0.45**
Kozan North	Measured	–	–	–	–
	Indicated	2.58	0.69	1.77	0.06
	Inferred	0.48	0.72	0.35	0.01
	Total	**3.06**	**0.69**	**2.12**	**0.07**
Kozan South	Measured	–	–	–	–
	Indicated	6.16	0.66	4.05	0.13
	Inferred	0.42	0.94	0.40	0.01
	Total	**6.58**	**0.68**	**4.45**	**0.14**
Seguélén (oxide)	Measured	–	–	–	–
	Indicated	7.83	0.83	6.52	0.21
	Inferred	2.54	0.78	1.98	0.06
	Total	**10.36**	**0.82**	**8.50**	**0.27**
Seguélén (sulphide)	Measured	–	–	–	–
	Indicated	2.05	1.11	2.28	0.07
	Inferred	2.36	1.06	2.49	0.08
	Total	**4.40**	**1.08**	**4.77**	**0.15**
Seguélén (transitional)	Measured	–	–	–	–
	Indicated	1.02	0.93	0.95	0.03
	Inferred	0.53	1.01	0.54	0.02
	Total	**1.55**	**0.96**	**1.49**	**0.05**
Saraya (sulphide)	Measured	–	–	–	–
	Indicated	2.12	2.46	5.22	0.17
	Inferred	0.88	2.41	2.12	0.07
	Total	**3.00**	**2.45**	**7.34**	**0.24**
Saraya (oxide)	Measured	–	–	–	–
	Indicated	1.53	1.66	2.54	0.08
	Inferred	0.59	1.90	1.12	0.04
	Total	**2.12**	**1.73**	**3.66**	**0.12**
Saraya (transitional)	Measured	–	–	–	–
	Indicated	0.16	2.39	0.38	0.01
	Inferred	0.08	2.39	0.20	0.01
	Total	**0.24**	**2.39**	**0.58**	**0.02**
Sintroko South	Measured	–	–	–	–
	Indicated	2.14	1.31	2.80	0.09
	Inferred	0.29	1.94	0.57	0.02
	Total	**2.43**	**1.39**	**3.37**	**0.11**

SIGUIRI CONTINUED
Africa

Inclusive Mineral Resource CONTINUED

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Silakoro	Measured	–	–	–	–
	Indicated	1.71	1.51	2.58	0.08
	Inferred	0.31	1.88	0.58	0.02
	Total	**2.02**	**1.57**	**3.17**	**0.10**
Sokunu	Measured	–	–	–	–
	Indicated	6.71	0.81	5.42	0.17
	Inferred	5.44	0.93	5.06	0.16
	Total	**12.16**	**0.86**	**10.48**	**0.34**
Soloni	Measured	–	–	–	–
	Indicated	3.81	0.67	2.54	0.08
	Inferred	3.38	0.79	2.66	0.09
	Total	**7.18**	**0.72**	**5.20**	**0.17**
Sorofe (sulphide)	Measured	–	–	–	–
	Indicated	2.17	1.34	2.90	0.09
	Inferred	3.90	1.77	6.90	0.22
	Total	**6.06**	**1.61**	**9.79**	**0.31**
Sorofe (oxide)	Measured	–	–	–	–
	Indicated	5.38	1.22	6.59	0.21
	Inferred	0.99	1.45	1.44	0.05
	Total	**6.37**	**1.26**	**8.02**	**0.26**
Sorofe (transitional)	Measured	–	–	–	–
	Indicated	1.65	1.64	2.71	0.09
	Inferred	1.48	1.58	2.33	0.08
	Total	**3.13**	**1.61**	**5.04**	**0.16**
Stockpile (full grade ore)	Measured	5.48	0.86	4.69	0.15
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**5.48**	**0.86**	**4.69**	**0.15**
Stockpile (marginal ore)	Measured	12.07	0.52	6.25	0.20
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**12.07**	**0.52**	**6.25**	**0.20**
Stockpile (spent heap leach)	Measured	–	–	–	–
	Indicated	31.95	0.54	17.29	0.56
	Inferred	13.40	0.57	7.61	0.24
	Total	**45.35**	**0.55**	**24.90**	**0.80**
Siguiri	**Total**	**224.71**	**0.96**	**216.61**	**6.96**

The Siguiri inclusive Mineral Resource is reported within economic pit shells, based on a gold price of US$1,500/oz and considering mining, processing and operational costs.



Open pit at Siguiri

SIGUIRI CONTINUED
Africa

Estimation

Mineral Resource definition drilling is done with aircore drilling (AC), RC and DD. All available geological drill hole information is validated for use in the Mineral Resource models and together with the local geology of the deposit, an understanding of grade variability is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains which allows for the identification of high-grade outlier values which are capped, with some models post processed using local uniform conditioning (LUC).

The Mineral Resource model is estimated using ordinary kriging into a 3D block model. Geological interpretation is based on geological drill hole data. The dimensions of these Mineral Resource blocks range from 10 x 10 x 2.5m to 50 x 25 x 6m block sizes, guided by the shape of the deposit and the drilling density. The Mineral Resource is declared within an optimised Mineral Resource pit shell using a gold price of US$1,500/oz.

Grade tonnage curve


Siguiri
Surface (metric)
500
400
300
200
100
0
Tonnes above cut-off (millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Average grade above cut-off (g/t)
0.00
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Siguiri	Measured	–	–	–	–
	Indicated	79.68	0.97	77.24	2.48
	Inferred	69.26	1.06	73.60	2.37
	Total	**148.94**	**1.01**	**150.83**	**4.85**

The exclusive Mineral Resource at Siguiri includes:

- Indicated and Inferred Mineral Resource that falls outside the Ore Reserve pit shell but within the Mineral Resource optimised shell at US$1,500/oz gold price.
- Inferred Mineral Resource that occurs within the Ore Reserve pit shell.
- All Mineral Resource that falls between the Mineral Resource and Ore Reserve cut-offs within the Ore Reserve design.

Year-on-year changes in Mineral Resource


Siguiri
Total (Moz)
Ounces (millions)
7.5
7.0
6.5
6.0
5.5
5.0
4.5
5.70
(0.25)
0.32
0.00
1.22
0.00
0.00
0.00
(0.02)
0.00
6.96
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

The increase in the Siguiri Mineral Resource is mainly driven by a higher Mineral Resource gold price (from US$1,400/oz to US$1,500/oz) and gains due to exploration.

SIGUIRI CONTINUED
Africa

Inclusive Mineral Resource sensitivity


Siguiri
Percentage change
Percentage change
20
10
0
-10
-20
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

As a low-grade deposit, Siguiri is very sensitive to gold price changes. There is a 12% upside in ounces at a higher Mineral Resource price and a 14% downside in ounces at a lower Mineral Resource price.

Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Bidini (sulphide)	Proved	–	–	–	–
	Probable	6.59	1.12	7.36	0.24
	Total	**6.59**	**1.12**	**7.36**	**0.24**
Bidini (oxide)	Proved	–	–	–	–
	Probable	2.67	0.84	2.24	0.07
	Total	**2.67**	**0.84**	**2.24**	**0.07**
Bidini (transitional)	Proved	–	–	–	–
	Probable	2.38	1.13	2.68	0.09
	Total	**2.38**	**1.13**	**2.68**	**0.09**
Foulata	Proved	–	–	–	–
	Probable	1.26	1.55	1.96	0.06
	Total	**1.26**	**1.55**	**1.96**	**0.06**
Kami (sulphide)	Proved	–	–	–	–
	Probable	7.37	1.28	9.43	0.30
	Total	**7.37**	**1.28**	**9.43**	**0.30**
Kami (oxide)	Proved	–	–	–	–
	Probable	0.05	1.57	0.08	0.00
	Total	**0.05**	**1.57**	**0.08**	**0.00**
Kami (transitional)	Proved	–	–	–	–
	Probable	0.24	1.13	0.27	0.01
	Total	**0.24**	**1.13**	**0.27**	**0.01**
Saraya (sulphide)	Proved	–	–	–	–
	Probable	2.17	2.00	4.34	0.14
	Total	**2.17**	**2.00**	**4.34**	**0.14**
Saraya (oxide)	Proved	–	–	–	–
	Probable	1.16	1.68	1.95	0.06
	Total	**1.16**	**1.68**	**1.95**	**0.06**
Saraya (transitional)	Proved	–	–	–	–
	Probable	0.14	2.07	0.29	0.01
	Total	**0.14**	**2.07**	**0.29**	**0.01**

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Ore Reserve CONTINUED

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Stockpile (full grade ore)	Proved	5.48	0.86	4.69	0.15
	Probable	–	–	–	–
	Total	**5.48**	**0.86**	**4.69**	**0.15**
Stockpile (marginal ore)	Proved	12.07	0.52	6.25	0.20
	Probable	–	–	–	–
	Total	**12.07**	**0.52**	**6.25**	**0.20**
Stockpile (spent heap leach)	Proved	–	–	–	–
	Probable	31.95	0.54	17.29	0.56
	Total	**31.95**	**0.54**	**17.29**	**0.56**
Siguiri	**Total**	**73.53**	**0.80**	**58.84**	**1.89**

Estimation

The Mineral Resource models for each pit are depleted with surveys of actual mining to the end of September 2020 and forecast depletions to the end of 2020. Costs are assigned on a pit-by-pit basis, reflecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and pit optimisation is then performed. The relevant modifying factors such as metallurgical recoveries, geotechnical parameters, cut-off grades, and economics are applied to generate the mine designs that are used to estimate the final Ore Reserve.

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Cut-off grade g/t Au	Dilution %	Dilution g/t	RMF % (based on tonnes)	RMF % (based on g/t)	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Bidini (sulphide)	1,200	0.70	33.5	0.2	100.0	90.0	98.2	100.9	100.0	88.0
Bidini (oxide)	1,200	0.55	56.9	0.2	100.0	90.0	89.5	101.1	100.0	88.0
Bidini (transitional)	1,200	0.70	32.3	0.2	100.0	90.0	89.4	102.0	100.0	88.0
Foulata	1,200	0.80	48.4	0.4	100.0	100.0	80.2	103.5	100.0	88.0
Kami (sulphide)	1,200	0.70	10.8	0.5	100.0	95.0	95.1	103.1	100.0	88.0
Kami (oxide)	1,200	0.55	0.2	0.3	100.0	95.0	65.4	102.6	100.0	88.0
Kami (transitional)	1,200	0.70	4.8	0.4	100.0	95.0	85.7	99.3	100.0	88.0
Saraya (sulphide)	1,200	0.95	38.9	0.2	100.0	100.0	96.6	102.0	100.0	88.0
Saraya (oxide)	1,200	0.85	20.6	0.1	100.0	100.0	78.3	110.3	100.0	88.0
Saraya (transitional)	1,200	0.95	29.8	0.1	100.0	100.0	73.8	104.5	100.0	88.0
Stockpile (spent heap leach)	1,200	–	–	–	100.0	100.0	100.0	100.0	100.0	88.0

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Bidini (sulphide)	1.39	1.10	1.53	0.05
Bidini (oxide)	3.70	0.92	3.42	0.11
Bidini (transitional)	1.29	1.01	1.31	0.04
Foulata	0.02	1.76	0.04	0.00
Saraya (sulphide)	0.16	2.39	0.39	0.01
Saraya (oxide)	0.23	2.03	0.47	0.02
Saraya (transitional)	0.01	1.59	0.01	0.00
Total	**6.81**	**1.05**	**7.17**	**0.23**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the seven-year business plan consists of extensions of all geological domains, in support of extending the seven-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 11% of the business plan. No Inferred Mineral Resource is considered in Ore Reserve reporting. For the optimisation, the impact of excluding Inferred Mineral Resource is tested to determine if the pit design will still generate a positive cash flow at a US$1,200/oz gold price.

SIGUIRI CONTINUED
Africa

The Inferred Mineral Resource within the Ore Reserve design is 5% of the total ore scheduled. The major contributor of Inferred Mineral Resource material is the Bidini and Saraya pits. Inferred Mineral Resource exists as pockets located within the Bidini stage 1 and Saraya pit designs and will be converted to Indicated and Measured once access to drilling is provided (conversion costs are covered in the 2021/2022 exploration and grade control budgets).

Year-on-year changes in Ore Reserve


Siguiri
Total (Moz)
Ounces (millions)
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
1.76
(0.24)
0.30
0.09
0.09
0.04
0.00
(0.06)
(0.07)
(0.02)
0.00
1.89
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

As at 31 December 2020, there was an increase in Ore Reserve in comparison to the previous year's declaration, which was driven primarily by the introduction of Block 2 (Foulata and Saraya) Ore Reserve, the increase in gold price, Kami and Bidini Mineral Resource modelling, and offset by depletion, a decrease in metallurgical recovery as well as wall instability in the Tubani pit.

Ore Reserve sensitivity


Siguiri
Percentage change
Percentage change
6
5
4
3
2
1
0
-1
-2
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Siguiri is sensitive to gold price changes. An increase in gold price to US$1,300/oz has a 5% impact as the pits remain constrained and a large percentage of Ore Reserve comes from stockpiles. There is a minimal downside in ounces at a lower gold price to US$1,100/oz.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Adama Sissoko	MAusIMM	224 835	27 years	BSc Hons (Geology)
Ore Reserve	Desiderius Kamugisha	MAusIMM	227 181	19 years	BSc (Mining Engineering)

SIGUIRI CONTINUED
Africa


051
CATERPILLAR
CAT
072

Dump trucks carrying material from Tubani (Sorofe) open pit

TANZANIA
Africa




Lake Victoria
1
Mwanza
Arusha
Kigoma
Tabora
Tanga
TANZANIA
Lake Tanganyika
Dodoma
Dar-es-Salaam
0
200km
Operation



Production drilling at Nyankanga Block 1 portal

LEGEND: 1 Geita

Geita, one of AngloGold Ashanti's flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposits are mined as a multiple open pit and underground operation, with the underground operation having begun in 2016. The mine will continue to operate as a mixed open pit and underground operation until the entire economic open pit Mineral Resource is exhausted. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.2Mt.

In 2016, underground mining successfully commenced at Star and Comet to provide ore to the processing plant. Underground ore is now a significant part of the feed to the plant, with underground operations also having commenced at Nyankanga.

Attributable production from Tanzania was 623koz of gold in 2020, or 39% of the region's production.

As at December 2020, the Mineral Resource (inclusive of Ore Reserve) for Tanzania was 7.9Moz (2019: 6.6Moz) and the Ore Reserve was 2.3Moz (2019: 1.5Moz).

Inclusive Mineral Resource



1.0Moz (12%)
Measured

3.4Moz (43%)
Indicated

3.5Moz (45%)
Inferred

Exclusive Mineral Resource



0.1Moz (2%)
Measured

1.7Moz (32%)
Indicated

3.5Moz (66%)
Inferred

Ore Reserve



2.3Moz (100%)
Probable

GEITA
Africa

Introduction

Property description	Geita Gold Mine (GGM) is wholly owned by AngloGold Ashanti and sources ore from Nyankanga open pit and from two underground mines (Star and Comet as well as Nyankanga) in 2020. The Geita Hill underground mine was approved for operations in mid-2020, with mine development commencing in November 2020. The Nyankanga open pit was completed in September 2020, and will be replaced by the Nyamulilima open pit, which is scheduled to commence production in 2021.
Location	GGM is located approximately 910km from the Tanzanian capital city of Dar es Salaam. It falls within the Lake Zone of northwestern Tanzania, approximately 120km west of Mwanza and 4km away from the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldfields.
History	In 1936, the first Geita deposits were discovered and by 1966, three mines had produced almost 1Moz of gold. Ashanti acquired the project through acquisition of Cluff Resources in 1996 and in early December 2000, Ashanti reached an agreement to sell AngloGold a 50% interest in Geita for $324 million. AngloGold added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold and Ashanti resulted in the operation being wholly run by AngloGold Ashanti. In 2015, a decision was taken to go underground at Star and Comet and the underground development started in 2016. In 2017 the Nyankanga underground operation was started.
Legal aspects and tenure	The special mining licence (SML45/99) covers approximately 196.17km² and expires on 26 August 2024. There are a further 120km² of prospecting licences in the immediate vicinity to the special mining licence which do not contain any Ore Reserve.
Mining method	Mining at Geita uses both open pit and underground mining methods. Open pit mining at Nyankanga Cut 8 was completed in 2020. Work has commenced to establish the next open pit operation at Nyamulilima Cuts 1 and 2. This mining is done utilising truck and shovel, operated by GGM, with a contractor providing drill and blast support. Star and Comet underground has successfully transitioned to owner mining, and the mining contractor African Underground Mining Services is used at Nyankanga and Geita Hill for underground development as well as stoping. The mining method is a combination of LOS and TOS. Cemented aggregate fill backfill is used at Nyankanga to fill the primary stopes. Ore is hauled from the Star and Comet and Nyankanga underground operations to the central run-of-mine (ROM) pad by the Geita surface mining fleet.
Operational infrastructure	Geita has an established 5.2Mtpa CIL processing plant capable of processing hard ore. It also has an established TSF with sufficient area to construct wall raises every three years to accommodate planned future production. A full workshop facility is in place to support the maintenance of heavy mining equipment and all light support equipment. Contractor infrastructure supported on the mine site includes workshops for the production and exploration drilling contractor, workshops for the underground mining contractor, as well as a plant for the explosives supplier. Geita has further support infrastructure in place including a mine village, medical clinic, mine store, administration buildings and an airstrip.
Mineral processing	Geita's ore processing method is via conventional CIL process with a throughput capacity of 5.2Mtpa. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a semi-autogenous mill, ball mill and 12 leach tanks. This is coupled with a gravity circuit using two Knelson concentrators. In planning the plant feed blend material, hardness grade and sulphide content are considered in order to optimise throughput and recovery. Power to the mine is self-generated.
Risks	There is minor artisanal and small scale mining activity as well as illegal intrusions into the mine, but there is a holistic mitigation plan in process to manage this. The addition of Nyamulilima Cuts 1 and 2 to the existing underground operations reduces the Ore Reserve risk at Geita. The key is to have both open pit and underground operations on-site. Mitigating actions put in place focus on optimising the exploration and project plans to convert both surface and underground Mineral Resource to Ore Reserve. Other risks include reduced underground production efficiencies when transitioning to owner mining in selected areas, ball mill and crusher plant integrity, and Mineral Resource to Ore Reserve conversion.

GEITA CONTINUED

Africa

Map showing Geita Gold Mine infrastructure and licences, with the total mining lease area shown in the top right corner


Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
TSF
Waste dumps
Raw water dam
Underground access
Active
Planned
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
N
Insert: Total mining lease area
0
5
10km
Chipaka
Mchauru
Nyakabale
Mugusu
Selous
Mabe
Xanadu
Nyamulilima
P1
Star & Comet Cut2
Star & Comet Cut3
Ridge 8
P30
B1U portal
B4U portal
B4L portal
Nyankanga
B5 portal
Geita Hill East
Geita Hill West
Mpomvu
Geita
0 1 2 4km
Plant centroid co-ordinates
2°51'53"N, 32°11'12"W

Geology

Deposit type

The Geita Greenstone Belt (GGB) hosts several world-class shear-hosted Archaean lode gold deposits and forms the northern portion of the regional Sukumaland Greenstone Belt, itself one of several belts that comprise the Lake Victoria goldfields. Other gold mines hosted in the Lake Victoria Goldfields include Golden Pride, Bulyanhulu, Tulawaka, Buzwagi and North Mara.

The east-west oriented GGB is 60km in length and up to 15km wide. The Geita terrain is comprised of upper-to-mid Nyanzian greenschist facies units, made up of clastic sediments, black shales, BIF, volcanoclastics and metabasalts. These have been intruded by a variety of felsic to mafic intrusive bodies, dykes and sills. Gabbro dykes accommodated by regional north-northeasterly structures are also prominent geological features in the area.

Northwest trending deformation corridors divide the GGB into three distinct sub-terrains, namely the Nyamulilima Terrain in the west (hosting the Star and Comet, Ridge 8 and Nyamulilima deposits), the Central Terrain in the central part (hosting the Nyankanga, Geita Hill, Lone Cone and Chipaka deposits) and the Kukuluma Terrain to the northeast (hosting the Matandani, Kukuluma and Area 3 West deposits).

Mineralisation style

Geita's gold mineralisation is preferentially hosted in BIF, cherts and ironstones that have been affected by both ductile and dominant brittle deformation associated with shear zones. The shears preferentially exploit fold axial planes as well as the contacts between the supracrustal and intrusive rocks.

The GGB has been through a protracted history of deformation, which resulted in a large scale synformal configuration in the Central Terrain, with west-northwest trending limbs connected by a northeast trending hinge zone. The deposits of the Central Terrain are mainly located within the relatively low-strain hinge zone.

The Nyankanga deposit is hosted in a BIF dominated supracrustal package that is extensively intruded by, and locally forms a roof pendant within the dioritic Nyankanga Intrusive Complex. At Geita Hill, dioritic rocks are present as sills and dykes intruded into a supracrustal sequence that has been subject to extensive polyphase folding.

To the west, the Nyamulilima Terrain comprises a semi-circular structure surrounding intrusive centers, which internally encompasses structural systems of variable scale that locally control gold mineralisation. At Star and Comet, a folded sedimentary package of BIF intercalated with clastic and tuffaceous metasediments is intruded by a tonalitic complex.

GEITA CONTINUED
Africa

The Kukuluma Terrain trends west-northwesterly, with sub-vertical limbs being dominant over compressed, multiphase folded zones. The three major deposits in the area (Kukuluma, Matandani and Area 3) are located along a 5km long east-southeast mineralisation trend. The geology of the deposits is dominated by volcano-sedimentary rocks that are polydeformed and intruded by syn-to-late folding diorite bodies. Host rocks for mineralisation are fine-grained iron-rich clastic sediments, cherts, BIF and tuffaceous rocks, with local intercalated carbonaceous shales.

Mineralisation characteristics

Gold mineralisation at Nyankanga occurs within a northeast trending and northwest dipping anastomosing shear system, typically along the lowermost shears, with higher-grade mineralisation mainly proximal to the basal contact of BIF packages. Mineralisation is associated with chlorite-carbonate-silica alteration and pyrite dominant sulphide in the damage zones surrounding the shear surfaces as veins, veinlets, local breccias and sulphide replacement of magnetite layers. At Geita Hill, mineralisation at the deposit scale is controlled by a narrow northeast-trending and northwest-dipping shear zone that exploits the axial surfaces of F3 folds. Ore is also hosted by damage zones adjacent to the main shear.

At Star and Comet, a major mineralised shear zone runs north-northwest to south-southeast through the deposit where it is localised along the contact of BIF and tonalite. An envelope of mostly brittle deformation up to 10m thick (which affects both lithologies) occurs on either side of the shear zone and controls the distribution of mineralisation. Most of the gold mineralisation is hosted in pyrrhotite patches associated with strong silicification together with carbonate alteration.

Within the Kukuluma Terrain, steeply dipping ductile/brittle gold-fertile shear zones are developed along, or close to, the edges of an elongate diorite body, hosted in iron-rich rocks and locally exploiting axial surfaces of tight folds. Gold mineralisation in the Kukuluma terrain is strongly associated with pyrrhotite, pyrite and arsenopyrite concentrations, accompanied by strong carbonate and silica alteration of host rocks. Gold is present in gold minerals and sulphides, dominantly in arsenopyrite.

Star and Comet long section: high potential for lateral and down-dip Mineral Resource growth (view looking north)


Ridge 8
Star and Comet - Ridge 8 Gap
Star and Comet Cut 3
Star and Comet Cut 2
Star and Comet NW
500 m
(vertical = horizontal)
Legend
New assays (Quarter 1 of 2021) > 2 g/t
Previous assays (Prior to the end of 2020) > 2 g/t
Ug Mine design
Mining out
SCC2-C3 Gap Footwall Structure

GEITA CONTINUED
Africa

Exploration

The Geita exploration strategy is focused on securing near-term ounces as well as extending the LOM beyond 2030. In 2020, Mineral Resource conversion drilling was carried out at Star and Comet and Nyankanga underground projects, while exploration drilling for underground extensions and resource development occurred at Star and Comet Cuts 2 and 3, where a total of 27km of DD was completed. Mineral Resource development drilling also occurred at Nyankanga Blocks 1 to 5 underground where a total 20km of DD was completed.

Surface drilling was focused at Nyamulilima Cuts 1 and 2 following exploration success in 2019, with Mineral Resource development drilling completed to support the Nyamulilima open pit mining study – a total of 37km of RC and 35km of DD was completed, with 72km drilled in total.

A total of 37km of surface RC, 35km of surface DD and 47km of underground DD was completed during the year, with a total of 118km drilled.

Mineral Resource development drilling at Star and Comet Cut 2 returned significant intersections, upgraded the level of Mineral Resource confidence and provided a better understanding of the limits of the ore zones for stope designs. At Star and Comet Cut 3, drilling was done to upgrade material to Indicated Mineral Resource classification and test down dip projections. Intersections within the Cut 2 to Cut 3 gap confirmed the presence of high-grade mineralisation, and also confirmed new mineralisation identified in the Cut 3 to Ridge 8 gap.

The drilling programmes at Nyankanga Blocks 1, 2, 3, 4 and 5 underground projects aimed to convert the current Inferred to Indicated Mineral Resource and further delineate the potential strike, down-dip and down-plunge continuities. Mineral Resource development drilling aimed to convert Inferred Mineral Resource to Indicated Mineral Resource in Blocks 1 and 2, and commenced in October 2020.



Visible gold at Nyankanga

Significant surface drilling programmes were completed at Nyamulilima Cuts 1 and 2 in 2020 and will continue in 2021, with Mineral Resource development drilling to be concluded in 2021. Surface exploration drilling will then test exploration targets in the Nyamulilima District, including Xanadu, Xanadu West, Mabe, Selous and Kibugwe which are high priority targets for exploration through 2021 to 2024.

Projects

GGM's exploration strategy is focused on three key areas. The first is to increase the Mineral Resource/Ore Reserve base of the underground mining operations, namely the Nyankanga and Star and Comet underground mines in operation, and the Geita Hill underground mine which commenced operations in November 2020. The underground exploration drilling will target Mineral Resource extension as well as Mineral Resource to Ore Reserve conversion in line with Geita's LOM plan. The second key area is aggressive surface exploration of satellite targets within GGM's tenement holdings to bring them into production, including the Nyamulilima open pit project, which is scheduled to commence production in mid-2021. The third key area focuses on completing exploration for discovery, and development of major long lead projects to sustain LOM operations in the future.

Underground mining successfully started at Star and Comet Cut 2 in 2016. Development at Star and Comet Cut 3 was initiated from the Cut 2 platform and ramped up as planned in 2017. Detailed mine design, planning and permitting for Nyankanga underground was completed in 2016 and underground development commenced at Blocks 4 and 5 in 2017. Underground exploration drilling has successfully converted exploration targets and Inferred Mineral Resource to Indicated Mineral Resource in these deposits. Following the successful implementation of underground operations at Star and Comet and Nyankanga underground, exploration and Mineral Resource development drilling will be expanded to include Geita Hill from 2021, with mining operations commencing in November 2020.

Recent exploration success from drilling at Nyamulilima, where drilling commenced in mid-2019 and continued through 2020, defined a significant open pit Mineral Resource at Nyamulilima (Cuts 1 and 2). This open pit Mineral Resource is scheduled to commence production in mid-2021. Future exploration will continue to explore targets in the Nyamulilima district for further open pit potential to provide near-term value in the LOM plan.

There are approximately 50 conceptual exploration targets within GGM's leases, with exploration plans in place to test higher priority targets, including Prospect 5 (Geita Hill ore body extension to the northeast) and Fukiri-Jumanne (potential for the western extension of Nyankanga-type orebodies).

The refractory ore project which encompasses Matandani, Kukuluma and Area 3 was postponed due to high capital costs related to plant modifications that were required to treat the refractory ore as well as the transition to underground mining. Drilling was completed in 2015 within the Matandani pit, which contains the largest Mineral Resource potential. Metallurgical scoping test work was successfully concluded in 2016 and the PFS that was planned to commence in 2017 was put on hold.

GEITA CONTINUED
Africa

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blasthole	Channel	Other
Measured	10 x 15	✓	✓	–	–	–
Indicated	10 x 10, 20 x 20, 25 x 15, 25 x 40, 40 x 20, 40 x 40	✓	✓	–	–	–
Inferred	40 x 40, 50 x 40, 50 x 50, 80 x 40	✓	✓	–	–	–
Grade/ore control	5 x 10, 10 x 5, 10 x 10, 10 x 15	✓	✓	–	–	–



pXRF data collection

GEITA CONTINUED
Africa

Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Area 3 West (oxide)	Measured	–	–	–	–
	Indicated	0.45	2.64	1.18	0.04
	Inferred	0.00	2.13	0.01	0.00
	Total	**0.45**	**2.64**	**1.19**	**0.04**
Chipaka	Measured	–	–	–	–
	Indicated	0.31	2.18	0.68	0.02
	Inferred	0.47	2.44	1.14	0.04
	Total	**0.78**	**2.34**	**1.82**	**0.06**
Kalondwa Hill	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.53	3.76	1.98	0.06
	Total	**0.53**	**3.76**	**1.98**	**0.06**
Kukuluma (oxide)	Measured	–	–	–	–
	Indicated	0.05	3.56	0.16	0.01
	Inferred	0.02	2.28	0.05	0.00
	Total	**0.07**	**3.13**	**0.21**	**0.01**
Kukuluma (transitional)	Measured	–	–	–	–
	Indicated	0.09	4.70	0.43	0.01
	Inferred	0.02	4.88	0.12	0.00
	Total	**0.11**	**4.74**	**0.54**	**0.02**
Kukuluma (sulphide)	Measured	–	–	–	–
	Indicated	0.02	4.89	0.12	0.00
	Inferred	0.36	4.06	1.47	0.05
	Total	**0.39**	**4.11**	**1.59**	**0.05**
Lone Cone	Measured	–	–	–	–
	Indicated	0.67	2.98	2.01	0.06
	Inferred	0.69	2.86	1.99	0.06
	Total	**1.37**	**2.92**	**3.99**	**0.13**
Matandani (oxide)	Measured	–	–	–	–
	Indicated	1.61	2.00	3.21	0.10
	Inferred	0.75	2.14	1.61	0.05
	Total	**2.36**	**2.04**	**4.82**	**0.16**
Matandani (transitional)	Measured	–	–	–	–
	Indicated	0.06	3.39	0.20	0.01
	Inferred	0.17	4.70	0.80	0.03
	Total	**0.23**	**4.36**	**1.01**	**0.03**
Matandani (sulphide)	Measured	–	–	–	–
	Indicated	0.06	3.75	0.24	0.01
	Inferred	2.63	4.14	10.91	0.35
	Total	**2.70**	**4.14**	**11.15**	**0.36**
Nyamulilima – Cuts 1 and 2	Measured	–	–	–	–
	Indicated	17.08	2.21	37.83	1.22
	Inferred	11.22	1.99	22.32	0.72
	Total	**28.30**	**2.13**	**60.15**	**1.93**
Selous (open pit)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	1.01	2.12	2.14	0.07
	Total	**1.01**	**2.12**	**2.14**	**0.07**

GEITA CONTINUED
Africa

Inclusive Mineral Resource CONTINUED

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Stockpile (full grade ore)	Measured	1.60	4.44	7.08	0.23
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**1.60**	**4.44**	**7.08**	**0.23**
Stockpile (marginal ore)	Measured	–	–	–	–
	Indicated	11.46	0.87	10.02	0.32
	Inferred	–	–	–	–
	Total	**11.46**	**0.87**	**10.02**	**0.32**
Stockpile (refractory ore)	Measured	–	–	–	–
	Indicated	0.56	2.80	1.57	0.05
	Inferred	–	–	–	–
	Total	**0.56**	**2.80**	**1.57**	**0.05**
Geita Hill (underground) – Blocks 1 and 2	Measured	–	–	–	–
	Indicated	1.64	3.81	6.26	0.20
	Inferred	1.06	4.29	4.54	0.15
	Total	**2.70**	**4.00**	**10.80**	**0.35**
Geita Hill (underground) – East	Measured	–	–	–	–
	Indicated	1.65	4.29	7.09	0.23
	Inferred	6.37	4.50	28.68	0.92
	Total	**8.03**	**4.46**	**35.77**	**1.15**
Nyankanga (underground) – Blocks 1 and 2	Measured	–	–	–	–
	Indicated	0.57	6.82	3.87	0.12
	Inferred	2.19	5.03	10.99	0.35
	Total	**2.75**	**5.39**	**14.85**	**0.48**
Nyankanga (underground) – Blocks 3 and 4	Measured	1.20	6.03	7.26	0.23
	Indicated	4.12	5.25	21.63	0.70
	Inferred	1.86	4.30	8.01	0.26
	Total	**7.18**	**5.14**	**36.89**	**1.19**
Nyankanga (underground) – Block 5	Measured	0.76	4.62	3.49	0.11
	Indicated	0.62	3.73	2.30	0.07
	Inferred	0.01	4.85	0.06	0.00
	Total	**1.39**	**4.23**	**5.86**	**0.19**
Ridge 8 (underground)	Measured	–	–	–	–
	Indicated	0.89	3.75	3.35	0.11
	Inferred	2.45	4.41	10.81	0.35
	Total	**3.34**	**4.23**	**14.16**	**0.46**
Star and Comet (underground) – Cut 2	Measured	1.39	3.51	4.89	0.16
	Indicated	0.18	3.57	0.66	0.02
	Inferred	0.18	3.72	0.67	0.02
	Total	**1.76**	**3.54**	**6.21**	**0.20**
Star and Comet (underground) – Cut 3	Measured	1.34	5.36	7.17	0.23
	Indicated	0.91	4.19	3.83	0.12
	Inferred	0.42	3.81	1.61	0.05
	Total	**2.67**	**4.72**	**12.61**	**0.41**
Geita	**Total**	**81.73**	**3.02**	**246.44**	**7.92**

GEITA CONTINUED
Africa

Estimation

For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then used to create a 3D model. The geological model is subsequently populated with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into the blocks and uniform conditioning (UC), or LUC is used to generate a recoverable Mineral Resource model which estimates the proportion of ore that occurs above the Mineral Resource cut-off grade assuming a specified SMU. The open pit Mineral Resource is reported within a US$1,500/oz optimised pit shell and above the calculated mineralised waste cut-off grade per pit. Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.

For the underground Mineral Resource, the geological model and the mineralised boundary are generated in the same way as for the open pits. However, a high-grade wireframe is delineated within the broader, lower-grade mineralised envelope. In this instance, all geological controls are adhered to when determining this domain. Ordinary kriging models are then constructed within the low-and high-grade domains, and numerous validation exercises are completed to ensure robust estimates are achieved. The ultimate open pit designs are used as the limiting boundaries between open pit and underground during model compilation. The underground Mineral Resource is reported inside a MSO volume generated using a unique underground cut-off grade for each deposit. The underground stopes and development are evaluated using the ordinary kriging models and the open pit designs are evaluated using the UC/LUC models.

Grade tonnage curves


Geita
Surface (metric)
80
70
60
50
40
30
20
10
0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Geita
Underground (metric)
24
22
20
18
16
14
12
10
8
9
8
7
6
5
4
0
1
2
3
4
5
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off



Development of the portal entrance to Nyankanga underground

GEITA CONTINUED
Africa

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Geita	Measured	1.18	3.32	3.93	0.13
	Indicated	21.97	2.47	54.34	1.75
	Inferred	32.43	3.39	109.91	3.53
	Total	**55.58**	**3.03**	**168.18**	**5.41**

The exclusive Mineral Resource at Geita consists of:

- Underground Mineral Resource within the MSO Mineral Resource constraining shape, but outside of the Ore Reserve design, and Inferred Mineral Resource within the Ore Reserve design. Ore Reserve has been declared at Star and Comet Cuts 2 and 3, and Nyankanga Blocks 1 to 5.
- All open pit Mineral Resource that is located between the Ore Reserve pit shell (at a gold price of US$1,200/oz) and the Mineral Resource pit shell (at a gold price of US$1,500/oz).
- Material within the Ore Reserve pit shell that is Inferred Mineral Resource or falls below the Ore Reserve cut-off grade and above the Mineral Resource cut-off grade, and material within the Nyankanga Block 5 as well as the Star and Comet Cuts 2 and 3 underground mine designs are classified as Inferred Mineral Resource.

This material forms potential extensions to the current LOM if it can be converted to Ore Reserve. A significant portion of the material in the Inferred Mineral Resource category will be targeted by infill drilling programmes to upgrade potentially economical areas to Indicated Mineral Resource.

Mineral Resource below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Geita	Measured	–	–	–	–
	Indicated	4.19	3.98	16.70	0.54
	Inferred	9.88	4.46	44.03	1.42
	Total	**14.08**	**4.31**	**60.73**	**1.95**

The Mineral Resource below infrastructure for Geita has been reported for Geita Hill and Ridge 8 underground.

Year-on-year changes in Mineral Resource


Geita
Total (Moz)
Ounces (millions)
9
8
7
6
5
4
3
6.64
(0.60)
1.79
0.40
0.19
(0.47)
0.00
0.00
(0.02)
0.00
7.92
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2020

Mineral Resource depletion has been offset by significant gains from exploration, resulting from underground Mineral Resource development drilling and surface exploration drilling at the Nyamulilima Cuts 1 and 2 open pit project. Mineral Resource increases are also attributed to methodology and increase in Mineral Resource gold price. Increased mining costs resulted in a decrease in Mineral Resource at Nyankanga underground.

GEITA CONTINUED
Africa

Inclusive Mineral Resource sensitivity


Geita
Percentage change
Percentage change
15
10
5
0
-5
-10
-15
-20
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Geita is very sensitive to changes in gold price, with a 6% upside in ounces at a higher Mineral Resource gold price and an 11% downside in ounces at a lower Mineral Resource price. Continual review of cut-off grades in the underground operations is undertaken to optimise gold production relative to actual gold price.

Ore Reserve

Ore Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Nyamulilima – Cuts 1 and 2	Proved	–	–	–	–
	Probable	13.35	2.32	30.93	0.99
	Total	**13.35**	**2.32**	**30.93**	**0.99**
Stockpile (full grade ore)	Proved	–	–	–	–
	Probable	1.60	4.35	6.94	0.22
	Total	**1.60**	**4.35**	**6.94**	**0.22**
Stockpile (marginal ore)	Proved	–	–	–	–
	Probable	6.51	0.89	5.82	0.19
	Total	**6.51**	**0.89**	**5.82**	**0.19**
Nyankanga (underground) – Blocks 1 and 2	Proved	–	–	–	–
	Probable	0.29	6.37	1.87	0.06
	Total	**0.29**	**6.37**	**1.87**	**0.06**
Nyankanga (underground) – Blocks 3 and 4	Proved	–	–	–	–
	Probable	3.14	4.77	14.99	0.48
	Total	**3.14**	**4.77**	**14.99**	**0.48**
Nyankanga (underground) – Block 5	Proved	–	–	–	–
	Probable	1.10	3.13	3.43	0.11
	Total	**1.10**	**3.13**	**3.43**	**0.11**
Star and Comet (underground) – Cut 2	Proved	–	–	–	–
	Probable	0.77	3.35	2.58	0.08
	Total	**0.77**	**3.35**	**2.58**	**0.08**
Star and Comet (underground) – Cut 3	Proved	–	–	–	–
	Probable	1.27	4.80	6.11	0.20
	Total	**1.27**	**4.80**	**6.11**	**0.20**
Geita	**Total**	**28.04**	**2.59**	**72.68**	**2.34**

GEITA CONTINUED
Africa

Estimation

The Mineral Resource models are used as the basis for Ore Reserve estimation. Input parameters for estimating the Ore Reserve include gold price, mining dilution and recovery, geotechnical information, stay in business capital, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.

Appropriate Ore Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications. Underground designs are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check cash flow analysis from the estimated Ore Reserve.

The Ore Reserve for Geita operating, prospective pits and underground mine areas was estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters. Environmental, sociopolitical, legal and regulatory factors are also considered.



View of the processing plant at Geita

GEITA CONTINUED
Africa

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Cut-off grade g/t Au	Dilution %	RMF % (based on tonnes)	RMF % (based on g/t)	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Open pit									
Nyankanga – Cut 8	1,200	1.10	30.0	80.0	90.0	95.0	95.0	98.0	92.7
Nyamulilima – Cuts 1 & 2	1,200	1.35	5.5	90.5	100.3	100.0	100.0	98.0	88.5
Underground									
Geita Hill – Blocks 1 and 2	1,200	–	10.0	100.0	100.0	95.0	95.0	98.0	88.5
Geita Hill – East	1,200	–	10.0	100.0	100.0	95.0	95.0	98.0	88.5
Nyankanga – Blocks 1 and 2	1,200	3.07	15.0	100.0	100.0	90.0	90.0	98.0	90.7
Nyankanga – Blocks 3 and 4	1,200	3.32	22.0	100.0	100.0	86.0	86.0	98.0	90.7
Nyankanga – Block 5	1,200	2.82	13.0	100.0	100.0	87.0	87.0	98.0	90.0
Star and Comet – Cut 2	1,200	1.68	10.0	100.0	100.0	95.0	95.0	98.0	88.4
Star and Comet – Cut 3	1,200	1.94	10.0	100.0	100.0	95.0	95.0	98.0	79.1

Inferred Mineral Resource in annual Ore Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2020	million	g/t	tonnes	Moz
Nyamulilima – Cuts 1 and 2	11.22	1.99	22.32	0.72
Geita Hill (underground) – Blocks 1 and 2	1.22	3.62	4.41	0.14
Geita Hill (underground) – East	2.97	3.83	11.38	0.37
Nyankanga (underground) – Blocks 1 and 2	1.48	4.17	6.16	0.20
Nyankanga (underground) – Blocks 3 and 4	0.64	4.20	2.70	0.09
Star and Comet (underground) – Cut 2	0.09	1.86	0.16	0.01
Star and Comet (underground) – Cut 3	0.15	2.51	0.39	0.01
Total	**17.77**	**2.67**	**47.53**	**1.53**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the ten-year business plan consists of extensions of all geological domains, in support of extending the ten-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 40% of the business plan. No Inferred Mineral Resource is considered in Ore Reserve reporting.

The Inferred Mineral Resource in the business plan is present within the final pit shell as exclusive Mineral Resource. Inferred Mineral Resource is included in the Star and Comet and Nyankanga underground mine designs however, it is not included in the Ore Reserve estimation process and therefore it does not contribute to the economic assessment of the underground Ore Reserve.

Year-on-year changes in Ore Reserve


Geita
Total (Moz)
Ounces (millions)
2.9
2.4
1.9
1.4
0.9
0.4
1.51
(0.62)
1.39
0.00
0.00
0.19
(0.00)
0.00
0.00
(0.13)
0.00
2.34
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2020

GEITA CONTINUED
Africa

As at 31 December 2020, there was an increase in Ore Reserve in comparison to the previous year's declaration, which was driven primarily by the introduction of Nyamulilima open pit. There were also increases at Star and Comet Cuts 2 and 3. Nyankanga Block 5 had a reduction due to the commencement of stoping, however there were significant increases at Blocks 3 and 4, with Blocks 1 and 2 having a small increase.

Inclusive Ore Reserve sensitivity


Geita
Percentage change
Percentage change
20
10
0
-10
-20
-30
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Geita is very sensitive to a drop in gold price as it is transitioning from the completion of operational open pit to commencement of a new open pit. There is an upside of 8% in ounces at a higher Ore Reserve price and a 10% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Damon Elder	MAusIMM	208 240	24 years	BSc Hons (Geology)
Ore Reserve	Ryan Ecclestone	MAusIMM	334 298	17 years	BEng (Mining Engineering)



Nyankanga Block 1 portal development

REGIONAL OVERVIEW

Americas




Operation
Project
0
400km
1
2
3
4



View of the thickeners at Serra Grande

LEGEND: ❶ **Argentina** Cerro Vanguardia (92.5%) ❷ **Brazil** Serra Grande ❸ AGA Mineração ④ **Colombia** Gramalote (50%)[(1)] / La Colosa / Quebradona

[(1)] Gramalote is managed by B2Gold and there was a change in ownership from 51% to 50%


Contribution to regional production (%)
27
17
56
Cerro Vanguardia
AGA Mineração
Serra Grande

23%

contribution to group production*

**Group production excluding South African Operations*

Key statistics

	Units	2020	2019	2018
Operational performance				
Tonnes treated/milled	Mt	**7.5**	7.3	6.9
Recovered grade	oz/t	**0.081**	0.089	0.103
	g/t	**2.77**	3.04	3.55
Gold production	000oz	**649**	710	776
Total cash costs	$/oz	**721**	736	624
All-in sustaining costs	$/oz	**1,003**	1,032	855
Capital expenditure	$m	**217**	195	176

REGIONAL OVERVIEW CONTINUED

Americas


Contribution to group Mineral Resource (Moz)
56.0
68.5
Americas
Rest of AngloGold Ashanti


Contribution to group Ore Reserve (Moz)
7.5
22.2
Americas
Rest of AngloGold Ashanti

As at 31 December 2020, the Mineral Resource (inclusive of Ore Reserve) for the Americas region was 56.0Moz (2019: 55.0Moz) and the Ore Reserve was 7.5Moz (2019: 7.2Moz).

This is equivalent to 45% and 25% of the group's Mineral Resource and Ore Reserve respectively. Combined production for the Americas was 649koz in 2020, equivalent to 23% of group production*.

The Americas region incorporates two mining jurisdictions: Brazil and Argentina, and greenfields projects in Colombia. AngloGold Ashanti has three operations in the Americas, the Cerro Vanguardia Mine in Argentina (AngloGold Ashanti 92.5% and Formicruz 7.5%), AngloGold Ashanti Córrego do Sítio Mineração operations (referred to as AGA Mineração) which includes the Cuiabá, Lamego and Córrego do Sítio (CdS) Mines, and Mineração Serra Grande (referred to as Serra Grande), both in Brazil.

**Group production excluding South African Operations*

The projects in Colombia form a significant contribution to AngloGold Ashanti's Mineral Resource with the three projects: La Colosa, Quebradona and Gramalote (AngloGold Ashanti 50% and B2Gold 50%) contributing 38.5Moz.

Gramalote declared a maiden Ore Reserve in 2017 and Quebradona declared a maiden Ore Reserve in 2018. Quebradona and Gramalote contribute 4.2Moz to AngloGold Ashanti's gold Ore Reserve and Quebradona has a copper Ore Reserve of 3,105Mlb. Both Quebradona and Gramalote are at various stages of FS. Quebradona is planned as a copper mine with gold and silver as by-products.

Gold

Americas Mineral Resource
per operation/project (Moz)


30
25
20
15
10
5
0
3.1
3.0
2.8
3.3
3.2
3.7
7.1
7.1
10.5
10.5
28.3
28.3
Gramalote
Cerro Vanguardia
Serra Grande
Quebradona
AGA Mineração
La Colosa
2019
2020

Americas Ore Reserve
per operation/project (Moz)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.4
0.6
0.8
1.0
1.8
1.7
1.8
1.7
2.5
2.5
Serra Grande
Cerro Vanguardia
Gramalote
AGA Mineração
Quebradona
2019
2020

> *"The projects in Colombia form a significant contribution to AngloGold Ashanti's Mineral Resource."*

REGIONAL OVERVIEW CONTINUED

Americas

Gold

Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Americas	Measured	92.10	1.65	152.23	4.89
	Indicated	1,182.06	0.92	1,081.73	34.78
	Inferred	685.17	0.74	509.05	16.37
	Total	**1,959.33**	**0.89**	**1,743.01**	**56.04**

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Americas	Measured	20.94	3.49	73.00	2.35
	Indicated	1,040.37	0.85	884.45	28.44
	Inferred	683.75	0.74	504.95	16.23
	Total	**1,745.06**	**0.84**	**1,462.39**	**47.02**

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Americas	Proved	11.10	2.53	28.04	0.90
	Probable	201.44	1.02	205.94	6.62
	Total	**212.54**	**1.10**	**233.98**	**7.52**

Copper

Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Americas	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	**602.10**	**0.73**	**4.39**	**9,677**

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Americas	Measured	–	–	–	–
	Indicated	150.43	0.70	1.05	2,319
	Inferred	340.43	0.57	1.95	4,290
	Total	**490.86**	**0.61**	**3.00**	**6,609**

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Americas	Proved	–	–	–	–
	Probable	112.72	1.25	1.41	3,105
	Total	**112.72**	**1.25**	**1.41**	**3,105**

REGIONAL OVERVIEW CONTINUED
Americas

Copper


Americas Mineral Resource
per operation/project (Mlb)
10,000
9,000
8,000
7,000
6,000
5,000
9,677
9,677
Quebradona
2019
2020


Americas Ore Reserve
per operation/project (Mlb)
3,300
3,100
2,900
2,700
2,500
3,068
3,105
Quebradona
2019
2020

"Quebradona is planned as a copper mine with gold and silver as by-products."



Evening view of the Cuiabá Mine

ARGENTINA
Americas




Cordoba
Santa Fe
Buenos Aires
ARGENTINA
Bahia Blanca
1
San Julian
Rio Gallegos
0
1,000km
Operation



Exploration drilling at the Gabriela vein

LEGEND: ❶ Cerro Vanguardia (92.5%)

Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake, is its sole operation in Argentina. Fomicruz, a state company, owns the remaining 7.5%. Located to the northwest of Puerto San Julián, in the province of Santa Cruz, Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines. The metallurgical plant, which includes a cyanide recovery facility, has a daily capacity of 3,000t. Cerro Vanguardia has been in operation for more than 20 years.

Silver is produced as a by-product.

Attributable production from Argentina totalled 173koz of gold in 2020, or 27% of the region's production.

As at December 2020, the Mineral Resource (inclusive of Ore Reserve) for Argentina was 3.3Moz (2019: 2.8Moz) and the Ore Reserve was 1.0Moz (2019: 0.8Moz).

Inclusive Mineral Resource



0.6Moz (19%)
Measured

2.2Moz (65%)
Indicated

0.5Moz (16%)
Inferred

Exclusive Mineral Resource



0.3Moz (14%)
Measured

1.5Moz (68%)
Indicated

0.4Moz (18%)
Inferred

Ore Reserve



0.3Moz (30%)
Proved

0.7Moz (70%)
Probable

CERRO VANGUARDIA

Americas

Introduction

Property description	Cerro Vanguardia is a gold-silver operation with multiple open pit and underground mines located within the property, but mined simultaneously. AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia, the company's sole operation in Argentina, with Fomicruz, a state company operating in the province of Santa Cruz, owning the remaining 7.5%. The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round.
Location	Cerro Vanguardia is located in the Santa Cruz province, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julian. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia (380km) or Rio Gallegos (510km) and then by road to the mine site.
History	Gold exploration at the site was started in late 1980s by the state owned Fomicruz and Minera Mincorp (JV between Anglo American Argentina Holdings Limited and a local private company Perez Companc). Cerro Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade mined material. To complement the already existing gold plant, a heap leaching operation was started in 2012. The mine has been operated by AngloGold Ashanti since 1998.
Legal aspects and tenure	The mining lease encompasses an area of approximately 543km². The licence 402642/CV/97 covers the full Ore Reserve and was issued on 27 December 1996. The licence expires on 26 December 2036.
Mining method	Cerro Vanguardia conducts both underground and open pit mining. Open pit is conventional open pit mining with a double bench height of 20m and contributes 60% of the mined material. Open pit mining is distributed between multiple operating pits, typically five to ten at any one time, depending on the plant feed requirements. As for the underground, longhole stoping is the mining method and there are currently four underground mines that are operated at the same time, located on the Osvaldo 8, Cuncuna, Serena and Zorro veins. Three more are in development (Liliana, Osvaldo 7 and Loma del Muerto CB6). Underground mining represents around 40% of total production, a percentage that will increase in the coming years. Lower-grade material is stockpiled and processed on the heap leach.
Operational infrastructure	Most of the infrastructure is located on-site. It includes a camp site with capacity for more than 1,000 people, a Merrill Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and a sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area. Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple, waste dumps. The tailings dam is located in, and is contained by, a natural depression.
Mineral processing	Waste dumps and heap leach stockpiles are located adjacent to each pit. Plant grade ore feed is trucked either to the long-range or the short-range stockpiles in order to smooth out the head grades and avoid recovery losses due to higher than planned silver grades. The metallurgical plant has a daily capacity of 3,400t and includes a cyanide recovery facility. Production capacity of the heap leach facility, which was commissioned in the fourth quarter of 2012 and processes lower-grade material, is around 1.5Mtpa at gold and silver grades of around 0.65g/t and 17g/t respectively.
Risks	The Mineral Resource and Ore Reserve is sensitive to gold and silver prices as well as to local exchange rate fluctuations. The low grades from the open pits and difficult hydrogeological and geotechnical conditions for underground are ongoing risks that are managed on a day-to-day basis.

Geology

The Cerro Vanguardia district is located within the southern Deseado Massif in the Santa Cruz province of Patagonia, Argentina. The Deseado Massif is an extensive rhyolite province of Middle-to-Upper Jurassic age. The most important geological feature in the Deseado Massif is an extended plateau formed by pyroclastic, epiclastic and extrusive rocks which were part of a strong explosive volcanic event associated with regional extensional tectonics developed during the Middle-to-Upper Jurassic and related to the opening of the Atlantic Ocean. The rocks representing this magmatism are termed the Bajo Pobre Formation and Bahia Laura Group. The Bajo Pobre Formation comprises andesites, basalts and mafic volcanic agglomerates. The Bahia Laura Group includes both the Chon Aike Formation (ignimbrites, tuffs, volcanic breccias, agglomerates, lavas and domes) and the La Matilde Formation (tuffs and epiclastic volcanics interlayered with ignimbrites).

CERRO VANGUARDIA CONTINUED

Americas

Map showing Cerro Vanguardia Mine infrastructure, with the total mining lease area inserts shown in the bottom right corner



Vanguardia 3 CB11
Vanguardia 3 CB10
Cuncuna portal
to Comodoro Rivadavia / Rio Gallegos
Serena portal
Luciana 3 CB2 portal
Mónica CB6
Potrero CB1
Loma del Muerto CB8
Serena Sur CB1
Potrero CB6
Belén CB2
Osvaldo Diez CB12
Rocio CB1
Zorro portal
Lucy CB1
N
Atila 2 CB6
Atila 2 CB7
Osvaldo Diez CB8 portal
Insert: Total mining lease area
0
65
130km
Insert: Mining lease
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Underground access
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
Concepción CB1
Liliana Norte portal
Liliana Sur portal
El Lazo CB1
Laguna del Mineral CB1
0
1.5
3km
Plant centroid co-ordinates
48°23'08"S, 68°15'46"W

CERRO VANGUARDIA CONTINUED

Americas

Deposit type

The Middle-to-Upper Jurassic ignimbrites and volcanic rocks from Chon Aike Formation host the low-sulphidation epithermal gold and silver deposits. The thickness of the ignimbrite sequence is estimated to have exceeded 1,000m but some lateral variations have been identified across the district. Epithermal gold-silver bearing structures cut across all Jurassic rocks in the stratigraphy. The two main ignimbrite units, the Masiva-Lajosa and Granosa, host the majority of the mineralised veins.

The Masiva-Lajosa ignimbrite occurs at the top of the sequence while the Granosa ignimbrite occurs towards the bottom. These two ignimbrites are separated by two thinner, polymictic ignimbrite units (Brechosa and Brechosa Base) and a sequence of stratified crystal to ash-rich tuffs (Estratificada unit). The base of the sequence is a mixed unit of stratified ignimbrite intercalated with fine-grained tuffs (Estratificada Inferior ignimbrite).

Mineralisation style

Cerro Vanguardia is located in the core of the 60,000km² Deseado Massif, one of the most extensive volcanic complexes in southern Patagonia. The Deseado Massif is an extensive rhyolite province of Middle-to-Upper Jurassic age deposited over Paleozoic low-grade metamorphic basement rocks. These rocks are exposed in erosional windows through overlying Cretaceous sediments and Tertiary to Quaternary basalts. The orebodies comprise a series of low-sulphidation epithermal vein deposits containing gold and large quantities of silver which are produced as a by-product.

Mineralisation characteristics

The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The Cerro Vanguardia district contains around 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 57 veins are currently known to contain economic gold and silver mineralisation.

The veins at Cerro Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding, pseudomorphic quartzlattice textures, massive-to-vuggy quartz veins and vein breccias. $^{40}Ar/^{39}Ar$ dating on adularia from the Osvaldo Diez vein yielded ages of around 153Ma while the age of the thick sequence of ignimbrites hosting the veins has been dated between 166Ma and 150Ma.

SW-NE Geological cross-section of the Oveja vein at Cerro Vanguardia, elevation in metres AMSL


SW
NE
200
100
0
200
100
0
Elevation (m)
LEGEND
Hole Collar
Vein
Stockworks
Masiva Lajosa Ignimbrite
100m

CERRO VANGUARDIA CONTINUED

Americas


normet

Mining rigs at Cerro Vanguardia open pit

Exploration

Exploration in 2020 was focused on drilling to make up for the lack of drilling in 2019 when no drilling took place. Mapping, surface sampling and geophysics tasks planned for 2020 were not fully completed due to the interruption caused by the COVID-19 pandemic. A total of 25,073m were drilled against 25,000m planned. Drilling explored a few of the veins with little information, such as the Dora, Carmela, El Palo and Trinidad veins, amongst others. Veins were also drilled to complete information, to generate new Mineral Resource models and to extend existing Mineral Resource models. A total of 25 veins were drilled during 2020.

Reconnaissance, mapping and sampling activities in the northern district of Cerro Vanguardia covered an area of 3km². Channel sampling to develop new targets could only achieve 1,077m of the planned 3,000m.

Projects

During 2020, a new three-year exploration project began to test the district's remaining potential, considering known vein extensions, new exploration areas and geophysical targets. The strategic exploration programme is expected to continue through 2021 and end in late 2022.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	6 x 10, 12 x 5	✓	✓	–	✓	–
Indicated	40 x 40	✓	✓	–	✓	–
Inferred	80 x 80	✓	✓	–	✓	–
Grade/ore control	6 x 10, 12 x 5	✓	✓	–	✓	–

CERRO VANGUARDIA CONTINUED
Americas

Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Vein (open pit)	Measured	2.79	3.97	11.07	0.36
	Indicated	12.12	3.33	40.38	1.30
	Inferred	3.72	3.34	12.42	0.40
	Total	**18.63**	**3.43**	**63.87**	**2.05**
In situ heap leach stockwork material	Measured	3.53	0.52	1.84	0.06
	Indicated	16.26	0.47	7.68	0.25
	Inferred	4.27	0.42	1.80	0.06
	Total	**24.06**	**0.47**	**11.32**	**0.36**
Heap leach stockpiles	Measured	3.03	0.47	1.43	0.05
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**3.03**	**0.47**	**1.43**	**0.05**
Vein (underground)	Measured	0.54	10.43	5.64	0.18
	Indicated	1.89	10.25	19.34	0.62
	Inferred	0.21	9.04	1.94	0.06
	Total	**2.64**	**10.19**	**26.91**	**0.87**
Cerro Vanguardia	**Total**	**48.37**	**2.14**	**103.53**	**3.33**

Inclusive Mineral Resource by-product: silver

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Cerro Vanguardia	Measured	9.90	51.62	511	16.43
	Indicated	30.27	54.81	1,659	53.34
	Inferred	8.21	80.18	658	21.16
	Total	**48.37**	**58.46**	**2,828**	**90.92**

Estimation

The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are defined from detailed logging of all geological drill holes. This data is validated and the information used to create a 3D model with cell block sizes of 5 x 25 x 5m. Volumetric measurements of the deposit are then determined using relevant block dimensions. Ordinary kriging is used to perform grade interpolation and field tests are conducted to determine appropriate *in situ* densities.

Conditional simulations are performed in the main deposits for uncertainty assessment and the Mineral Resource is then classified into Measured, Indicated and Inferred Mineral Resource categories in accordance with the internal AngloGold Ashanti guidelines. For the veins where simulations are not done, drill density is used to classify the Mineral Resource.



Exploration drilling at El Lazo vein

CERRO VANGUARDIA CONTINUED

Americas



Snow covering the exploration drilling rig

Grade tonnage curves


Cerro Vanguardia
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Cerro Vanguardia
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Cerro Vanguardia	Measured	4.48	2.31	10.36	0.33
	Indicated	19.26	2.40	46.18	1.48
	Inferred	6.89	1.79	12.33	0.40
	Total	**30.64**	**2.25**	**68.87**	**2.21**

The open pit exclusive Mineral Resource is primarily located between the pit design and the Mineral Resource shell and exists due to the difference in the economic parameters that have been used.

Where the grades of gold and silver are above the Mineral Resource cut-off but below the Ore Reserve cut-off, significant zones of exclusive Mineral Resource are generated. Very deep Mineral Resource will not be converted in the near-term to Ore Reserve and is therefore listed as exclusive Mineral Resource.

Mineral Resource below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Cerro Vanguardia	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.21	9.04	1.94	0.06
	Total	**0.21**	**9.04**	**1.94**	**0.06**

All the Inferred Mineral Resource that has no ramp designed as yet is considered to be below infrastructure.

CERRO VANGUARDIA CONTINUED

Americas

Year-on-year changes in Mineral Resource

Cerro Vanguardia
Total (Moz)



Ounces (millions)
4.0
3.5
3.0
2.5
2.0
1.5
2.81
(0.15)
0.20
0.00
0.19
0.39
0.00
0.00
(0.11)
0.00
3.33
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2020

Year-on-year changes are due to exploration gains, gold price and fluctuations in the exchange rate offset by depletion.

Inclusive Mineral Resource sensitivity

Cerro Vanguardia
Percentage change



Percentage change
5
0
-5
-10
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is sensitive to changes in gold price. Significant amounts of low-grade material are present in the deposit which is reflected in the large tonnage increase and grade decrease at elevated gold prices. There is a 4% upside in ounces at a higher Mineral Resource price and 6% downside in ounces at a lower Mineral Resource price.

Ore Reserve

Ore Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Vein (open pit)	Proved	0.76	2.74	2.08	0.07
	Probable	3.71	3.20	11.85	0.38
	Total	**4.47**	**3.12**	**13.93**	**0.45**
In situ heap leach stockwork material	Proved	1.04	0.30	0.31	0.01
	Probable	5.93	0.26	1.57	0.05
	Total	**6.97**	**0.27**	**1.87**	**0.06**
Heap leach stockpiles	Proved	3.03	0.47	1.43	0.05
	Probable	–	–	–	–
	Total	**3.03**	**0.47**	**1.43**	**0.05**
Vein (underground)	Proved	0.42	12.40	5.19	0.17
	Probable	1.42	5.10	7.23	0.23
	Total	**1.84**	**6.76**	**12.42**	**0.40**
Cerro Vanguardia	**Total**	**16.31**	**1.82**	**29.65**	**0.95**

CERRO VANGUARDIA CONTINUED

Americas

Ore Reserve by-product: silver

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Cerro Vanguardia	Proved	5.26	53.24	280	9.00
	Probable	11.05	41.91	463	14.90
	Total	**16.31**	**45.56**	**743**	**23.89**

Estimation

The appropriate Mineral Resource models are used as the basis for estimating the Ore Reserve. All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process. This is based on the original block grades and tonnage, and includes waste material (both internal and external).

Appropriate Ore Reserve cut-off grades are applied and all blocks above this cut-off are reported.

It is important to emphasise the importance of silver during the optimisation of the pits, since silver is a significant by-product at Cerro Vanguardia. The ratio of silver to gold commonly ranges from 20g/t to 30g/t of silver per 1g/t of gold. Ore Reserve depletion includes material that comes from operational dilution, which constitutes an additional low-grade tonnage that is mined as part of the ongoing operation.

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Exchange rate US$/ARS	Cut-off grade g/t Au	Dilution %	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Vein (open pit)	1,200	99.69	3.12	35.0	97.0	96.0	95.0	95.2
In situ heap leach stockwork material	1,200	99.69	0.27	35.0	97.0	96.0	95.0	66.9
Heap leach stockpiles	1,200	99.69	0.47	–	–	–	–	66.9
Vein (underground)	1,200	99.69	6.76	45.0	97.0	96.0	95.0	95.2

A detailed reconciliation process compares estimated versus mined ore, including comparison between predicted grades and tonnes produced in the processing plant. These comparisons are used in determining which modifying factors to use in the Ore Reserve calculations.

"All relevant modifying factors such as mining dilution and costs are used in the Ore Reserve conversion process."

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Vein (open pit)	4.68	4.79	22.39	0.72
In situ heap leach stockwork material	4.57	0.32	1.44	0.05
Vein (underground)	3.53	5.77	20.33	0.65
Total	**12.77**	**3.46**	**44.17**	**1.42**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the seven-year business plan consists of extensions of all geological domains, in support of extending the seven-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 60% of the business plan. No Inferred Mineral Resource is considered in Ore Reserve reporting.


CATERPILLAR
45

Dump trucks travelling to and from the open pit

CERRO VANGUARDIA CONTINUED

Americas

The Inferred Mineral Resource is normally located in the deeper parts of the orebody, such as the bottom of the open pits and deeper portions of the underground Mineral Resource. The Inferred Mineral Resource is used in the business plan in order to delineate the final designs of the open pits, improving efficiency in Mineral Resource utilisation. In the current business plan, around 15% of the open pits and 20% of the underground designs contain Inferred Mineral Resource. The Inferred Mineral Resource is excluded for Ore Reserve reporting.

Year-on-year changes in Ore Reserve


Cerro Vanguardia
Total (Moz)
Ounces (millions)
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.77
(0.15)
0.09
0.08
0.03
0.09
(0.03)
0.00
0.00
0.07
0.00
0.95
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

Year-on-year changes were due to contributions from exploration, methodology, price and cost which were countered by geotechical changes and depletions.

Ore Reserve sensitivity


Cerro Vanguardia
Percentage change
Percentage change
20
15
10
5
0
-5
-10
-15
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Ore Reserve at Cerro Vanguardia is sensitive to a change in gold price. There is a 7% upside in ounces at a higher Ore Reserve price and 5% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Juan Paredes	MAusIMM	227 738	24 years	PhD (Geology)
Ore Reserve	Martin Cesca	MAusIMM	333 864	7 years	BEng (Mining Engineering)

BRAZIL
Americas




Manaus
Belém
Recife
BRAZIL
Salvador
Crixás 1
Brasília
Belo Horizonte 2
São Paulo
Rio de Janeiro
0
1,000km
Operation



Pre-shift checking at Cuiabá

LEGEND: 1 Serra Grande 2 AGA Mineração

AngloGold Ashanti's operations in Brazil comprise AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) in the Quadrilátero Ferrífero, Minas Gerais state and Serra Grande in Goiás state. AGA Mineração consists of several operations, namely Cuiabá, Lamego, and CdS.

Ore from the Cuiabá and Lamego underground mines is processed at the Cuiabá Gold Plant. The concentrate produced is transported by aerial ropeway to the Queiroz Plant for processing and refining. The Queiroz hydrometallurgical plant also produces sulphuric acid as a by-product.

CdS consists of open pit and underground mines. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The distance from the main underground mine (Mina I) to the metallurgical plant is around 15km.

Serra Grande comprises three mechanised underground mines, Mina III, Mina Nova and Mina Palmeiras, and an open pit as well as a dedicated metallurgical plant.

Attributable production from Brazil totalled 476koz of gold in 2020, or 73% of the region's production.

As at December 2020, the Mineral Resource (inclusive of Ore Reserve) for Brazil was 14.2Moz (2019: 13.7Moz) and the Ore Reserve was 2.4Moz (2019: 2.2Moz).

Inclusive Mineral Resource



3.2Moz (22%)
Measured

4.2Moz (30%)
Indicated

6.9Moz (48%)
Inferred

Exclusive Mineral Resource



2.0Moz (19%)
Measured

1.7Moz (16%)
Indicated

6.9Moz (65%)
Inferred

Ore Reserve



0.6Moz (26%)
Proved

1.7Moz (74%)
Probable

AGA MINERAÇÃO
Americas


Descoberto
Sabará
Caeté
Barão de Cocais
Belo Horizonte
1
2
3
6
5
4
Santa Bárbara
Nova Lima
Rio Acima
Gandarela
0
20km
Operation
Project

Drilling pad at the Cachorro Bravo pit, CdS

LEGEND:

AGA Mineração Cuiabá complex
1 Cuiabá
2 Lamego
3 Queiroz plant refinery

AGA Mineração CdS complex
4 CdS I
5 CdS II

Nova Lima Sul
6 Raposos

Introduction

Property description	AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS. The Nova Lima Sul project is currently in care and maintenance pending a decision around its future.
Location	The AGA Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais. Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately 100km in the case of CdS, in the municipalities of Nova Lima, Sabará and Santa Bárbara respectively.
Legal aspects and tenure	Under the current Brazilian mining code and pertinent complementary legislation, mining concessions and mining “manifests” are valid up to the depletion of the Ore Reserve and Mineral Resource, provided that all obligations and the required periodic reporting to the federal government are met.

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
AGA Mineração	Measured	16.24	4.60	74.64	2.40
	Indicated	21.06	4.45	93.70	3.01
	Inferred	37.96	4.20	159.62	5.13
	Total	**75.26**	**4.36**	**327.96**	**10.54**

The inclusive Mineral Resource is made up (by ounces) of 34% CdS, 50% Cuiabá, 10% Lamego and 6% Nova Lima Sul.

AGA MINERAÇÃO CONTINUED
Americas

Inclusive Mineral Resource by-product: sulphur

		Tonnes	Grade	Contained sulphur	
as at 31 December 2020	Category	million	%S	tonnes million	pounds million
AGA Mineração	Measured	9.74	5.2	0.50	1,107
	Indicated	11.61	4.7	0.55	1,207
	Inferred	15.15	4.2	0.64	1,412
	Total	**36.51**	**4.6**	**1.69**	**3,726**

Sulphur is a by-product of the Cuiabá and Lamego mining operations (73% Cuiabá and 27% from Lamego by ounces).

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
AGA Mineração	Measured	9.99	4.35	43.50	1.40
	Indicated	9.13	2.97	27.14	0.87
	Inferred	37.90	4.21	159.46	5.13
	Total	**57.03**	**4.04**	**230.11**	**7.40**

The exclusive Mineral Resource is made up (by ounces) of 41% CdS, 40% Cuiabá, 11% Lamego and 8% Nova Lima Sul.

Mineral Resource below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
AGA Mineração	Measured	0.60	5.92	3.54	0.11
	Indicated	7.87	5.57	43.86	1.41
	Inferred	28.86	4.62	133.33	4.29
	Total	**37.33**	**4.84**	**180.73**	**5.81**

The Mineral Resource below infrastructure is made up (by ounces) of 38% CdS, 46% Cuiabá, 6% Lamego and 10% from Nova Lima Sul.

Year-on-year changes in Mineral Resource


AGA Mineração
Total (Moz)
Ounces (millions)
10.8
10.6
10.4
10.2
10.0
9.8
9.6
9.4
10.45
(0.45)
0.65
(0.68)
0.40
0.34
(0.04)
(0.08)
(0.05)
0.00
10.54
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

The increase in the Mineral Resource is due to exploration gains and the increase in Mineral Resource gold price. This was offset by depletions and methodology changes due to a revision of the classification requirements and modifying parameters for the mineable Mineral Resource constraining shape.

AGA MINERAÇÃO CONTINUED

Americas

Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração	Proved	3.13	3.69	11.58	0.37
	Probable	10.92	3.88	42.35	1.36
	Total	**14.06**	**3.84**	**53.93**	**1.73**

The Ore Reserve is made up (by ounces) of 23% CdS, 70% Cuiabá and 7% Lamego.

Ore Reserve by-product: sulphur

as at 31 December 2020	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração	Proved	2.16	4.7	0.10	221
	Probable	6.62	4.7	0.31	687
	Total	**8.78**	**4.7**	**0.41**	**908**

Sulphur is a by-product of the Cuiabá and Lamego mining operations (92% Cuiabá and 8% Lamego by ounces).

Ore Reserve below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração	Proved	0.14	4.61	0.63	0.02
	Probable	4.81	4.95	23.78	0.76
	Total	**4.94**	**4.94**	**24.41**	**0.78**

The Ore Reserve below infrastructure is made up (by ounces) of 21% CdS, 76% Cuiabá and 3% Lamego.

Year-on-year changes in Ore Reserve


AGA Mineração
Total (Moz)
Ounces (millions)
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
1.76
(0.43)
0.34
(0.03)
0.07
(0.01)
(0.00)
(0.00)
0.09
(0.05)
0.00
1.73
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2020

The decrease in the Ore Reserve is due to depletions, methodology changes and aligning modifying factors with historical data which was then offset by gold price and exploration.

AGA MINERAÇÃO – CÓRREGO DO SÍTIO

Americas

Introduction

Property description	CdS is wholly owned by AngloGold Ashanti Córrego do Sítio Mineração (AGACSM). It has been in operation since 1989 and consists of open pit and underground mines.
Location	The CdS complex is located in the municipalities of Santa Barbara and Barão de Cocais that are located 90km east of the city of Belo Horizonte in Minas Gerais State, in the southeast of Brazil. These operations are included in an important mining district referred to as the Quadrilatero Ferrifero (Iron Quadrangle) the second largest area in Brazil for the production of iron, gold and manganese.
History	Gold has been intermittently mined in the Santa Barbara and Barão de Cocais region since the 19th Century. Modern exploration was undertaken across the CdS area in the 1980s by Morro Velho and São Bento Mineração. An AngloGold Ashanti FS for the oxide Ore Reserve, to be mined by open pit and treated in a heap leach plant, was approved in 1987. The CdS open pit operations started in the 1990s, with the first phase of production between 1990 and 1998. In 2002 development of underground exploration drifts began at CdS I and in 2007 the São Bento Mine was acquired from Eldorado Gold Corporation. A FS for the sulphide Ore Reserve, to be mined underground and treated in a sulphide plant, was concluded in 2010. Implementation followed and the ramp-up was concluded in 2012. In 2011, there were major renovations to the structure of the São Bento metallurgical plant that were completed in 2012. In 2013, the crushing circuit was improved to optimise the throughput.
Legal aspects and tenure	CdS is covered by four Brazilian National Mining Agency (ANM) concessions, namely 930.556/2000; 930.181/2008; 830.129/1982 and 833.472/2003, held by AGACSM, covering a total of 5,461.07ha. All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.
Mining method	The underground mining method for CdS is sub-level stoping. Each panel consists of three levels with secondary development drives approximately 300m along strike in the northeast-southwest direction and cross-cuts of 300m in a southwest direction. The stopes are 15m high and use a top-down mining sequence. Geotechnical parameters require that sill pillars are 4 to 6m high, and rib pillars 4m wide. Stope drilling is drilled upwards using a fan design. The load and haul operations are performed by 8t front-end loaders and 30t articulated trucks, at an approximate rate of 2,500tpd, including ore from stopes and secondary development. The open pit operation uses conventional bench mining, with 8m individual benches and 3.2m berms.
Operational infrastructure	CdS infrastructure consists of two treatment plants, namely, the sulphide plant at CdS II used to process underground material, and the heap leach plant at CdS I for oxide ore mined by open pit. The site has a tailings dam for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I. Ancillary facilities comprise a water treatment facility, effluent treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as offices, medical clinic, mess rooms, dressing rooms, bathrooms, storerooms, garage, fuel stations, a centre of environmental studies, nursery and other facilities required to operate the mine. Water is primarily sourced from recycling the underground mine water and supplementary water catchment wells. The power for the operations is supplied and purchased in the open market. Good communication infrastructure is available in the area.
Mineral processing	There are two metallurgical plants in CdS: the heap leach plant for oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electrowinning and tailings disposal. The plant and POX circuit have a capacity of 600ktpa. The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning, with capacity of 900ktpa.
Risks	The Inferred Mineral Resource and conceptual material projections within the mine plan are seen as a risk but there are drilling programmes in place to mitigate this. The most significant risk to the operation is the lack of Ore Reserve flexibility in order to deliver the production plan. This risk is controlled and mitigated by an Operational Excellence project in order to increase mine development, integrated planning with the exploration team, and monitoring of the execution of the plan.

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

Americas

Map showing the AGA Mineração – CdS Mine infrastructure and licences, with the total mining lease area insert shown in the top left corner


Insert: Total mining lease area
0
15
30km
to Itabira
Barão de Cocais
CdS III
Barra Feliz
São Bento
(non operational)
CdSII
CdS II
Santa Barbara
Onca
Brumal
to Catas Altas
Campo Grande
Santa Barbara Mine
Cristina
CdS I
Rosalino
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Pits
Plant
Leach pad
TSF
Waste dumps
Underground access
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Plant (Cds I) centroid co-ordinates
20°0'58"S, 43°31'11"W
0
1
2
3km

AGA MINERAÇÃO – CÓRREGO DO SÍTIO CONTINUED

Americas

SE-NW Simplified view across the AGA Mineração – CdS deposits (top) and the CdS I main trend (bottom)


CdS I Potential
SE
CDS I
CDS II
CDS III
NW
ROSALINO
CACHORRO BRAVO
LARANJEIRAS
CARVOARIA
PINTA BEM
SÃO BENTO
CDS III
ANOMALIA I e II
15km
CdS – main trend
Rosalino
Cachorro Bravo
Laranjeiras
Carvoaria
SE
NW
Legend
Boreholes (Diamond Drilling)
Underground mine development
Topography surface slice
Geological models
Plunge –01
Azimuth 308
0
500
1,000
1,500

Geology

The CdS gold deposit is located in the eastern part of the Rio das Velhas Archaean greenstone belt, in the Quadrilatero Ferrero region, on the southern margin of the São Francisco Craton in Brazil.

Deposit type

CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagraywackes in an approximately 30km northeast-southwest striking shear zone. Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.

Mineralisation style

CdS is located in the eastern part of the Lower-to-Middle greenschist facies of the Archaean Rio das Velhas greenstone belt. The CdS I, II and III gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a northeasterly direction, from Grota Funda (CdS I) in the south to Jambeiro (CdS III) in the north and which developed in a compressional tectonic regime. Gold is associated with quartz and fine grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend (metasedimentary hosted), the Donana Trend and the Cristina Trend (BIF hosted).

At CdS I, the main orebodies are Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria, which constitute the current production sources and most of the Mineral Resource. At CdS II, the main orebodies are São Bento, Pinta Bem (both BIF hosted) and Sangue de Boi (metasedimentary hosted). At CdS III where exploration has been limited, the Anomalia I orebodies are the best understood and have the highest potential, hosted in the metasedimentary and BIF sequences as well as in Jambeiro and Mina de Pedra targets.

Mineralisation characteristics

The CdS deposits consist of narrow northeast to southwest elongated and folded lenses of mineralisation, parallel to the main regional deformational structure (S2), dipping 60° to 70° to the southeast and plunging 20° to 30° to the northeast. The orebodies are consistently folded, boudinaged and locally disrupted by younger structures. CdS is an orogenic type deposit which is comprised of many hydrothermal lodes with quartz veins and low-grade sulphide disseminated in the wall rocks. In general, the mineralisation consists of sericitic zones and quartz veinlets hosted in metapellite and BIF. The sedimentary sequence, and consequently the mineralised deposits, are cross-cut by a swarm of basic dykes of uncertain age, with a general orientation north-northeast to south-southwest dipping to the southeast, with thicknesses varying from 20cm to 20m.

The gold occurs as native gold in smoky quartz veins and as microscopic or sub-microscopic inclusions in arsenopyrite (the main mineralisation style). It may also occasionally be associated with berthierite ($FeSb_2S_4$). Other typical sulphide minerals are pyrrhotite, pyrite, stibnite, sphalerite and chalcopyrite.

Exploration

During 2020, 155km were drilled along the CdS trends with primary drivers of exploration being:

- Mineral Resource addition and conversion in support of the production plan for the open pit and underground mines (mainly CdS I)
- Assessing high-grade targets and evaluating the potential of near-mine and broader lease targets

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- Forming an essential part of the mine's operational excellence plan. Its role is to decrease risk in the production plan by removing low confidence Mineral Resource within the first five years of the plan

As a result of this strategy, there were large exploration programmes in 2020 with the intent of:

- Fast tracking oxide Mineral Resource opportunities at CdS I, particularly at the Rosalino, Cachorro Bravo and Candeias targets, with the intention of adding ounces to the short- and medium-term plan
- Detailing the down-plunge continuity of Mutuca and Rosalino orebodies and confirming their suitability for underground mining
- Unlocking Mineral Resource potential at the Cristina, Donana, Campinas and Pneu Orebodies which are important to add flexibility at the CdS I underground operations
- Confirming the continuity at the shallow portion of São Bento
- Detailing Pinta Bem south pit for Mineral Resource conversion
- Testing the down-dip and down-plunge continuity of Carvoaria and Laranjeiras
- Testing the Jambeiro and Anomalia targets strike and plunge extents

Projects

The CdS exploration drilling programme is focused on minimising Inferred Mineral Resource within the first three years and exploration targets within the first five years of the production plan. This strategy aims to increase the flexibility and Mineral Resource confidence level while providing organic growth. For this, exploration drives are planned for the next years at CdS I and CdS II.

During 2019, potential orebodies closer to the mine infrastructure were prioritised and this strategy was very successful. Several secondary orebodies were confirmed and contributed directly to the mine production, such as Cristina, Pneu and Donana orebodies. This strategy will continue for the next few years.

The deepest production drill holes at CdS I were performed at the main Carvoaria orebody. They confirmed a high potential both down-plunge and laterally, opening the possibility of a connection to the Sangue de Boi orebody at CdS II. They also indicate a potential trend of mineralisation in a BIF unit within the footwall of Carvoaria orebody. Exploration is planned to confirm this.

At CdS II, exploration programmes based on historical data showed a high potential for Mineral Resource addition in the shallower part of São Bento orebody and this will be tested during the next few years. Future exploration will also focus on Mineral Resource conversion at the Pinta Bem and Anomalia orebodies.

NW-SE Simplified geological cross-section of the Laranjeiras deposit



NW
SE
Laranieiras Old Open pit
900m
700m
500m
300m
Legend
Archean
Diabase dyke
Rio das Velhas Supergroup
Banded iron formation
Metagraywacke
Carbonate-bearing sericite-chlorite-quartz schist
Drill hole trace
Gold lode (>1.5g/t Au)
Open pit
Gallery
200m

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Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	25 x 25	✓	–	–	✓	–
Indicated	50 x 50	✓	✓	–	–	–
Inferred	100 x 100	✓	✓	–	✓	–
Grade/ore control	3.3 x 3.3, 3.8 x 3.8, 8 x 8	✓	✓	✓	✓	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
CdS I (sulphide) Rosalino underground	Measured	0.01	4.22	0.03	0.00
	Indicated	0.62	3.50	2.16	0.07
	Inferred	3.63	3.18	11.51	0.37
	Total	**4.25**	**3.22**	**13.71**	**0.44**
CdS I (sulphide) Secondary underground	Measured	–	–	–	–
	Indicated	0.30	3.36	1.01	0.03
	Inferred	1.30	3.34	4.34	0.14
	Total	**1.60**	**3.35**	**5.35**	**0.17**
CdS I (sulphide) Cachorro Bravo underground	Measured	0.87	3.08	2.68	0.09
	Indicated	0.55	3.05	1.67	0.05
	Inferred	0.44	3.26	1.42	0.05
	Total	**1.86**	**3.11**	**5.77**	**0.19**
CdS I (sulphide) Laranjeiras underground	Measured	1.27	2.96	3.76	0.12
	Indicated	1.18	3.82	4.49	0.14
	Inferred	1.22	3.75	4.58	0.15
	Total	**3.67**	**3.50**	**12.83**	**0.41**
CdS I (sulphide) Carvoaria underground	Measured	0.32	3.60	1.16	0.04
	Indicated	0.97	5.12	4.96	0.16
	Inferred	0.64	5.99	3.86	0.12
	Total	**1.93**	**5.16**	**9.97**	**0.32**
CdS II (sulphide) Sangue de Boi underground	Measured	0.15	6.42	0.96	0.03
	Indicated	0.51	5.30	2.71	0.09
	Inferred	1.74	4.43	7.70	0.25
	Total	**2.40**	**4.74**	**11.37**	**0.37**
CdS II (sulphide) São Bento Mine underground	Measured	0.01	2.78	0.04	0.00
	Indicated	0.66	4.14	2.73	0.09
	Inferred	5.21	4.04	21.05	0.68
	Total	**5.88**	**4.05**	**23.82**	**0.77**
CdS II (sulphide) Pinta Bem underground	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.61	4.74	2.88	0.09
	Total	**0.61**	**4.74**	**2.88**	**0.09**
CdS II (sulphide) Secondary underground	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	2.11	3.36	7.11	0.23
	Total	**2.11**	**3.36**	**7.11**	**0.23**

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Inclusive Mineral Resource CONTINUED

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
CdS I (transitional) Rosalino underground	Measured	0.02	2.69	0.04	0.00
	Indicated	0.03	2.13	0.07	0.00
	Inferred	0.04	2.00	0.08	0.00
	Total	**0.09**	**2.17**	**0.20**	**0.01**
CdS I (sulphide) Rosalino open pit	Measured	1.39	2.02	2.80	0.09
	Indicated	0.83	3.55	2.94	0.09
	Inferred	0.08	3.34	0.26	0.01
	Total	**2.29**	**2.62**	**6.00**	**0.19**
CdS I (oxide) Rosalino open pit	Measured	1.35	0.79	1.07	0.03
	Indicated	1.07	1.10	1.18	0.04
	Inferred	0.32	1.16	0.37	0.01
	Total	**2.74**	**0.95**	**2.61**	**0.08**
CdS I (oxide) Secondary open pit	Measured	0.52	1.43	0.75	0.02
	Indicated	0.86	1.68	1.43	0.05
	Inferred	0.60	1.84	1.11	0.04
	Total	**1.98**	**1.66**	**3.30**	**0.11**
CdS I (transitional) Rosalino open pit	Measured	0.38	1.11	0.42	0.01
	Indicated	0.39	1.41	0.55	0.02
	Inferred	0.22	1.46	0.32	0.01
	Total	**0.99**	**1.31**	**1.29**	**0.04**
CdS I (transitional)	Measured	0.00	3.60	0.00	0.00
	Indicated	0.00	1.54	0.01	0.00
	Inferred	0.03	1.54	0.05	0.00
	Total	**0.04**	**1.59**	**0.06**	**0.00**
CdS II (oxide)	Measured	0.02	0.69	0.02	0.00
	Indicated	1.08	1.45	1.56	0.05
	Inferred	2.27	1.49	3.37	0.11
	Total	**3.37**	**1.47**	**4.95**	**0.16**
CdS II (transitional)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.10	2.77	0.28	0.01
	Total	**0.10**	**2.77**	**0.28**	**0.01**
AGA Mineração – Córrego do Sítio	**Total**	**35.91**	**3.11**	**111.50**	**3.58**



Geologist observing the rock face underground

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Estimation

Gold grades are estimated by ordinary kriging while density and sulphur may also be kriged if there is enough data. The data set consists of DD samples, RC drilling samples and channel samples where all information is used for both geological modelling and estimation. The estimation parameters are defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances. Domaining is determined differently for each orebody and it is mainly based on structural features, dyke positioning, grade distribution and oxidation features. Classification is based on a combination of conditional simulation and sample spacing.

Grade tonnage curves


AGA Mineração – Córrego do Sítio
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


AGA Mineração – Córrego do Sítio
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Córrego do Sítio	Measured	4.47	2.10	9.40	0.30
	Indicated	5.69	2.59	14.76	0.47
	Inferred	20.50	3.42	70.20	2.26
	Total	**30.66**	**3.08**	**94.36**	**3.03**

The exclusive Mineral Resource is mainly in São Bento and Rosalino underground. Only 15% exclusive Mineral Resource is from open pit.



Thickeners at the processing plant

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Mineral Resource below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Córrego do Sítio	Measured	0.20	5.04	1.01	0.03
	Indicated	2.39	4.49	10.75	0.35
	Inferred	14.91	3.85	57.38	1.84
	Total	**17.51**	**3.95**	**69.15**	**2.22**

The Mineral Resource below infrastructure is the Mineral Resource that cannot be accessed from the primary access development, based on the expected position of the access at the end of 2020.

Year-on-year changes in Mineral Resource


AGA Mineração – Córrego do Sítio
Total (Moz)
Ounces (millions)
4.5
4.0
3.5
3.0
2.5
2.0
3.40
(0.16)
0.17
(0.46)
0.33
0.46
(0.04)
(0.08)
(0.05)
0.00
3.58
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

There was an increase in the Mineral Resource in 2020 that resulted from exploration, gold price increase (from US$1,400/oz to US$1,500/oz) and a favourable exchange rate. The losses are mostly caused by model changes and reclassification (mainly at Rosalino, São Bento and Pinta Bem).

Inclusive Mineral Resource sensitivity


AGA Mineração – Córrego do Sítio
Percentage change
Percentage change
15
10
5
0
-5
-10
-15
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The CdS Mineral Resource is sensitive to changes in gold price. There is a 4% upside in ounces at a higher Mineral Resource price and 2.5% downside in ounces at a lower Mineral Resource price.

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Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
CdS I (sulphide) Rosalino underground	Proved	0.01	7.90	0.11	0.00
	Probable	0.03	5.24	0.17	0.01
	Total	**0.05**	**6.06**	**0.28**	**0.01**
CdS I (sulphide) Secondary underground	Proved	0.00	2.47	0.00	0.00
	Probable	0.08	2.80	0.22	0.01
	Total	**0.08**	**2.80**	**0.22**	**0.01**
CdS I (sulphide) Cachorro Bravo underground	Proved	0.02	3.47	0.06	0.00
	Probable	0.02	3.41	0.07	0.00
	Total	**0.04**	**3.44**	**0.13**	**0.00**
CdS I (sulphide) Laranjeiras underground	Proved	0.29	3.14	0.92	0.03
	Probable	0.40	3.67	1.48	0.05
	Total	**0.70**	**3.44**	**2.40**	**0.08**
CdS I (sulphide) Carvoaria underground	Proved	0.06	4.08	0.24	0.01
	Probable	0.61	3.72	2.27	0.07
	Total	**0.67**	**3.76**	**2.51**	**0.08**
CdS II (sulphide) Sangue de Boi underground	Proved	0.07	5.39	0.39	0.01
	Probable	0.30	4.43	1.32	0.04
	Total	**0.37**	**4.62**	**1.71**	**0.05**
CdS II (sulphide) São Bento Mine underground	Proved	–	–	–	–
	Probable	0.10	4.04	0.42	0.01
	Total	**0.10**	**4.04**	**0.42**	**0.01**
CdS I (sulphide) Rosalino open pit	Proved	0.01	3.77	0.05	0.00
	Probable	0.83	2.68	2.22	0.07
	Total	**0.84**	**2.70**	**2.27**	**0.07**
CdS I (oxide) Rosalino open pit	Proved	0.42	0.72	0.30	0.01
	Probable	1.06	0.83	0.87	0.03
	Total	**1.48**	**0.80**	**1.18**	**0.04**
CdS I (transitional) Rosalino open pit	Proved	0.08	1.30	0.11	0.00
	Probable	0.27	1.38	0.38	0.01
	Total	**0.36**	**1.36**	**0.49**	**0.02**
CdS II (oxide)	Proved	–	–	–	–
	Probable	0.60	1.25	0.75	0.02
	Total	**0.60**	**1.25**	**0.75**	**0.02**
AGA Mineração – Córrego do Sítio	**Total**	**5.28**	**2.34**	**12.36**	**0.40**

Estimation

The estimation process considers price and exchange rate inputs from AngloGold Ashanti's guidelines as well as cost studies based on current and future scenarios. Underground estimation uses MSO and open pit uses a scheduling tool to perform optimisation, applying modifying factors that are validated by peer review.



Ball mill at the processing plant

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Ore Reserve modifying factors

as at 31 December 2020	Gold price BRL/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	RMF % (based on tonnes)	RMF % (based on g/t)	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Open pit										
CdS I (sulphide) Rosalino	5,510	1.02	–	–	100.0	100.0	100.0	100.0	100.0	91.5
CdS I (oxide) Rosalino	5,510	0.29	–	–	100.0	100.0	100.0	100.0	100.0	78.4
CdS I (transitional) Rosalino	5,510	0.45	–	–	100.0	100.0	100.0	100.0	100.0	49.7
CdS II (oxide)	5,510	0.35	–	–	100.0	100.0	100.0	100.0	100.0	75.0
Underground										
CdS I (sulphide) Rosalino	5,510	3.06	310.0	19.8	100.0	100.0	90.0	100.0	90.1	91.5
CdS I (sulphide) Secondary	5,510	3.06	292.0	20.7	100.0	100.0	90.0	100.0	91.9	91.5
CdS I (sulphide) Cachorro Bravo	5,510	3.06	269.0	21.9	100.0	100.0	90.0	100.0	91.9	91.5
CdS I (sulphide) Laranjeiras	5,510	3.06	327.0	19.1	100.0	100.0	90.0	100.0	90.1	91.5
CdS I (sulphide) Carvoaria	5,510	3.06	223.0	25.2	100.0	100.0	90.0	100.0	90.1	91.5
CdS II (sulphide) Sangue de Boi	5,510	3.06	267.0	23.0	100.0	100.0	92.0	100.0	90.0	91.5
CdS II (sulphide) São Bento Mine	5,510	3.06	251.0	23.0	100.0	100.0	92.0	100.0	90.0	91.5

The main modifying factors were reviewed based on historical performance and projected scenarios. Stope dilution is calculated with an equation considering stope thickness (among other aspects) and vary from 19 to 25%, Mine call factor (MCF) is based on a new 12-month average and introduction of grades in planned dilution. Metallurgical recovery was reviewed based on geometallurgy studies. For the open pit, a regularised model is used for Ore Reserve estimation, with sizes of 2.5 x 2.5 x 4m, compatible with mining equipment. It is therefore not necessary to consider additional dilution or mining recovery as these have already been included in the regularised block model.

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
CdS I (sulphide) Rosalino underground	0.96	3.99	3.83	0.12
CdS I (sulphide) Secondary underground	0.65	3.80	2.45	0.08
CdS I (sulphide) Cachorro Bravo underground	0.57	4.01	2.27	0.07
CdS I (sulphide) Laranjeiras underground	0.62	3.86	2.40	0.08
CdS I (sulphide) Carvoaria underground	2.12	4.62	9.78	0.31
CdS II (sulphide) Sangue de Boi underground	1.36	4.85	6.59	0.21
CdS II (sulphide) São Bento Mine underground	0.32	3.54	1.14	0.04
CdS I (sulphide) Rosalino open pit	0.07	1.78	0.12	0.00
CdS I (oxide) Rosalino open pit	0.33	0.65	0.21	0.01
CdS I (transitional) Rosalino open pit	0.22	0.90	0.19	0.01
CdS II (oxide)	0.30	3.46	1.03	0.03
Total	**7.50**	**4.00**	**30.02**	**0.97**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the eight-year business plan consists of extensions of all geological domains, in support of extending the eight-year Ore Reserve LOM plan. This accounts for 71% of the business plan. Inferred Mineral Resource has not been included in financial modelling and Ore Reserve reporting. An aggressive drilling strategy is being executed by CdS geology team aiming to increase confidence level in the business plan.

The Inferred Mineral Resource is located in the mining panels in the lower areas of some sulphide deposits such as Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria underground mines in CdS I and the Sangue de Boi underground mine in CdS II. The Rosalino open pit also contains some Inferred Mineral Resource in the business plan.

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Ore Reserve below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Córrego do Sítio	Proved	0.12	4.51	0.54	0.02
	Probable	1.17	4.00	4.68	0.15
	Total	**1.29**	**4.05**	**5.22**	**0.17**

There is no open pit Ore Reserve below infrastructure. All the underground Ore Reserve below infrastructure needs primary development to be accessed.

Year-on-year changes in Ore Reserve


AGA Mineração – Córrego do Sítio
Total (Moz)
Ounces (millions)
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.29
(0.14)
0.19
0.00
0.02
(0.00)
0.00
(0.00)
0.09
(0.05)
0.00
0.40
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

The new drilling strategy is already yielding results as shown by the Ore Reserve increase. Open pit estimation considers a new Revenue Factor (under Operational), in accordance with CdS strategic planning, therefore increasing total Ore Reserve for this operation. In addition, the updated exchange rate also caused an increase in the Ore Reserve, through a lower cut-off grade.

Ore Reserve sensitivity


AGA Mineração – Córrego do Sítio
Percentage change
Percentage change
60
40
20
0
-20
-40
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The CdS Ore Reserve is very sensitive to price changes which is supported by a site-based, well managed, cost management programme. There is a 28% upside in ounces at a higher Ore Reserve price and 22% downside at a lower Ore Reserve price. The open pit Ore Reserve is more sensitive to price changes, with changes resulting in a step change to the volume of the pit shell.

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Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Bruno Figuinha	MAusIMM	330 698	9 years	BSc (Geology)
Ore Reserve	Mateus Piermatei Soares	MAusIMM	326 397	10 years	BSc (Mining Engineering), Postgraduate Certificate (Financial Mathematics)



Remote operated front-end loader

AGA MINERAÇÃO – CUIABÁ

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Introduction

Property description	Cuiabá is an underground operation that is wholly owned by AngloGold Ashanti.
Location	The Cuiabá Mine is located near Sabará, southeast of the city of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil. These operations are located within the mining district referred to as the Iron Quadrangle.
History	In 1740, artisanal miners carried out the first mining in the area. The Saint John Del Rey Mining Company Ltd. acquired the mine in 1834. Exploration and development resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly owned subsidiary of the Anglo American Group, and in 1999, ownership was transferred to the holding company AngloGold (now AngloGold Ashanti), where it remains.
Legal aspects and tenure	Cuiabá is covered by a single concession granted by the ANM, namely 000.323/1973, held by AGACSM, covering a total area of 3,662ha. The concession is currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the company's rights, which are already established.
Mining method	The Cuiabá Mine uses two mining methods: sub-level stoping and cut and fill. Sub-level stoping is the main mining method and applies in all of the thicker and steeper dipping parts of mineralisation. The cut and fill mining method was reintroduced to increase ore recovery. It is applied in the narrow veins below level 14.1 (Balancão, Galinheiro and Canta Galo orebodies) where the dip is lower. In the Galinheiro Footwall the mining method remains sub-level stoping as the orebody shows a reasonable steep dip and thickness.
Operational infrastructure	The metallurgical plants connected by an aerial ropeway (Cuiabá Gold Plant and Queiroz Plant) and a set of small hydropower plants (Rio de Peixe). Cuiabá Mine has a shaft system (846m deep) for production and personnel transport, the current nominal airflow capacity is 1,035m³/s, of which 320m³/s are refrigerated. Tailings deposition is at one of four sites located at Cuiabá, Calcinado, Rapaunha and Cocuruto. Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), connecting directly to the Queiroz Plant.
Mineral processing	Lamego and Cuiabá Mines feed the Cuiabá Gold (flotation) and Queiroz (roaster, carbon circuit and refinery) Plants, currently at 1.7Mtpa for a metallurgical recovery of 94.3%. At Cuiabá Gold Plant, crushing and milling of the ore is followed by flotation and filtration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment. Approximately 25 to 30% of gold is recovered through a gravity circuit at the Cuiabá plant. The backfill plant is also located at Cuiabá. The Queiroz Plant is located in Nova Lima and comprises two different circuits for refractory ore (from Cuiabá) and non-refractory ore (used for the Raposos mine production in the past) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted, and the calcine proceeds to a carbon circuit for further refining. The sulphide gas is captured for processing through the acid plant; approximately 230ktpa of sulphuric acid are produced as a by-product.
Risks	No environmental or legal risks are identified. Management plans are in place to address the risks associated with the low level of Ore Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.

Geology

Cuiabá Mine is located in the Iron Quadrangle, which is a geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Cuiabá Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northeastern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova Lima Group which is part of the Rio das Velhas Supergroup. This sequence is characterised by metabasaltic rocks at the base, overlain by Algoma Type BIF metasediments, carbonaceous schist and graphitic schist. Above the metasediments is a sequence of metabasalts overlain by an alternating sequence of metapelites and metapsamitic rocks with minor volcanoclastic. The gold mineralisation occurs in sulphide orebodies associated mainly with BIF layers, and subordinate to minor quartz veins hosted in schists.

AGA MINERAÇÃO – CUIABÁ CONTINUED

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Map showing AGA Mineração – Cuiabá Mine and Lamego Mine infrastructure and licences, with the total mining lease area inserts shown in the top left corner


Insert: Total mining lease area
0
12.5
25km
Insert: Mining lease
Cuiabá Mine
to Sabará and Lamego
to Caeté
N
to Sabará and Cuiabá
Lamego Mine
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
TSF
Waste dumps
Underground access
Roads
Main
Secondary
Aerial Ropeway
Insert
Total mining lease area
Map zoomed in area
Cuiabá Plant centroid co-ordinates
19°51'45"S, 43°44'00"W
0
0.4
0.8
1.2km

AGA MINERAÇÃO – CUIABÁ CONTINUED

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3D View of the underground infrastructure and interpolated orebodies at Cuiabá, elevation in metres AMSL


NNW
SSE
+750
0
-750
L 05
L 10
L 15
L 20
MAIN OREBODIES
VQZ TARGET
VIANA TARGET
GFW TARGET
NARROW VEINS
Legend
Boreholes (Diamond Drilling)
Underground mine development
Topographic surface slice
OREBODIES
Sulphides hosted in banded iron formation (main orebodies and narrow veins)
Quartz veins hosted in Metamafic Rocks (secondary orebodies)
Plunge 00
Azimuth 0258
0
250
500
750

Deposit type

Cuiabá is a gold-only Archaean BIF-hosted gold deposit. The deposit consists of an intermediate metamafic sequence of the Archaean greenstone belt type. It is characterised by hydrothermal alteration of the rocks, with the mineralisation occurring mainly in BIF layers, subordinate quartz veins or in schists. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group that occurs at the base of the Rio das Velhas Supergroup. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary Maquin Group. The gold mineralisation at Cuiabá has features and characteristics that match the epigenetic orogenic gold deposit model typical of Archaean lode gold deposits.

Mineralisation style

Cuiabá Mine has gold mineralisation associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid flow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures.

Mineralisation characteristics

Apparent intersections of thrust faults with tight isoclinal folds in a ductile environment, tend to control the mineralisation structures. The host rocks are primarily BIF and secondarily mafic volcanic, mainly basalt. Mineralisation is believed to be due to the interaction of low salinity, carbon dioxide-rich gold-bearing fluids with the high-iron BIF, basalts and carbonaceous graphitic schists.

Sulphide mineralisation consists of pyrite and pyrrhotite with subordinate arsenopyrite and chalcopyrite. The latter tends to occur as a late-stage fracture fill and is not associated with gold mineralisation. Wallrock alteration is typically carbonate, potassic and silicic, showing clear zonation in the underground environment. The ore is mainly concentrated in the silicic and sulphidation zones, inside the BIF or in potassic (and sericitic) zones near the basalts. The main orebodies at Cuiabá are as follows:

- Normal limb: Fonte Grande Sul and Serrotinho
- Overturned limb: Balancão, Galinheiro and Canta Galo

Secondary orebodies occur in hydrothermally altered schists in the footwall of Galinheiro (Galinheiro footwall (GFW) orebody) and hydrothermally altered schists/quartz veins near the footwall of Fonte Grande Sul and Serrotinho (Quartz vein orebody).

Exploration

In 2020, 50,983m of underground drilling was performed. The Mineral Resource addition programme (10,546m) focused on the secondary orebodies (quartz vein satellite orebody Levels 17 and 19 and Surucucu Levels 3 to 7) and the main orebodies (Serrotinho Levels 21 to 22 and Fonte Grande Sul Levels 20 to 22). For Mineral Resource conversion 40,437m were drilled, the main targets investigated were the secondary and main orebodies, including the quartz vein satellite orebody Levels 17 to 19; Surucucu Levels 3 to 7; Serrotinho Extension Levels 17 to 19; Serrotinho Levels 21 to 22; and Fonte Grande Sul Levels 20 to 22.

During 2020, the exploration team tested longhole directional drilling in order to intercept lower levels of the Fonte Grande Sul and Serrotinho main orebodies at depth, and optimise the Mineral Resource conversion programme which has experienced drilling delays. Although there was originally low longhole productivity due to high hole deviations, it was possible to minimise the higher delays required to get regular drilling access, thereby getting earlier results from the main orebodies below Level 20. Longhole drilling has become the preferred method to reach deeper targets where regular drilling methods cannot.

AGA MINERAÇÃO – CUIABÁ CONTINUED

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Projects

The three strategic pillars for exploration – flexibility, reliability and organic growth, which were outlined in previous years – continued this year.

The flexibility plan converted 82koz that are close to the infrastructure and can be mined in the short term (2021 to 2022). The remaining ounces project, which is also part of Cuiabá's ounce generation process and reviews previously mined areas, continued to define and add Mineral Resource on the upper levels of Cuiabá Mine.

The reliability plan focused on the main orebodies and narrow veins of Cuiabá and Lamego Mines. The organic growth project focused on the regional targets inside the brownfields defined areas, particularly at Descoberto and Tingua. From mid-year, two drill rigs have been operating at Descoberto, with one focused on scout drilling to probe prospective areas and to test gold soil anomalies below surface, and the other conducting infill and plunge extension drilling of stopes from old underground workings. Gold mineralisation was intersected more than 500m from the old workings, confirming the continuity of a shear zone with quartz veins which is prospective for gold mineralisation. At the Tingua target, grassroots exploration was performed during the year with this including detailed geological mapping and an extensive 1,200 sample multi-element soil geochemical survey. All the results were compiled and interpreted, with these generating gold anomalies that have a close relationship to spectral anomalies and which will guide further drilling campaigns in 2021. During field exploration in the southern portion of the tenement, old underground mining areas in BIF were found at Carrapato. A review found historical data from this area and subsequent underground channel samples yielded encouraging results which will be used to continue with a drilling programme in the future. An unmanned aerial vehicle was used to undertake a geophysical magnetic survey early the year and this showed anomalous high-magnetic zones over the Matarelli and Southern Tingua (Carrapato) areas. These will be followed up.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	10 x 20, 20 x 30	✓	–	–	✓	–
Indicated	20 x 40, 40 x 60	✓	–	–	–	–
Inferred	40 x 60, 80 x 120	✓	–	–	–	–
Grade/ore control	5 x 5	✓	–	–	✓	–

N-S Geological cross-section of the AGA Mineração – Cuiabá orebody perpendicular down plunge (SW)


N
S
Fonte Grande Sul orebody
Fonte Grande Sul orebody
Plunge
Quartz vein orebody
Serrotinho orebody
Balancão orebody
Galinheiro orebody
Galinheiro Footwall orebody
Legend
Dyke
Metagraywack (X1/X2)
Metagraywack (X2)
Metapelite (X1)
Metavolcanic Unit (MBA)
Carbonaceous Schist (XG)
Banded Iron Formation (BIF)
Metavolcanic Unit (MAN)
Au Quartz Veins
2D Section looking down-plunge
Scale: 1:4,000
0m
200m
31
-57
-145
-232
-320
-408

AGA MINERAÇÃO – CUIABÁ CONTINUED

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Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Narrow veins – Balancão	Measured	1.19	7.10	8.45	0.27
	Indicated	2.26	8.49	19.21	0.62
	Inferred	0.19	6.73	1.31	0.04
	Total	**3.65**	**7.94**	**28.96**	**0.93**
Narrow veins – Galinheiro	Measured	1.34	6.29	8.40	0.27
	Indicated	1.96	5.69	11.15	0.36
	Inferred	0.83	5.05	4.20	0.13
	Total	**4.13**	**5.75**	**23.75**	**0.76**
Narrow veins – Canta Galo	Measured	0.58	5.91	3.44	0.11
	Indicated	0.21	6.13	1.26	0.04
	Inferred	0.20	9.61	1.96	0.06
	Total	**0.99**	**6.71**	**6.66**	**0.21**
Main deposits – Fonte Grande Sul	Measured	1.97	6.39	12.60	0.41
	Indicated	1.11	5.51	6.09	0.20
	Inferred	6.14	6.65	40.87	1.31
	Total	**9.22**	**6.46**	**59.56**	**1.91**
Main deposits – Serrotinho	Measured	1.97	8.78	17.30	0.56
	Indicated	2.20	5.66	12.47	0.40
	Inferred	0.63	6.64	4.21	0.14
	Total	**4.81**	**7.07**	**33.98**	**1.09**
Secondary areas – Galinheiro footwall	Measured	–	–	–	–
	Indicated	0.64	4.42	2.83	0.09
	Inferred	1.42	3.83	5.43	0.17
	Total	**2.06**	**4.01**	**8.26**	**0.27**
Secondary areas – Quartz vein	Measured	–	–	–	–
	Indicated	0.14	5.47	0.75	0.02
	Inferred	0.52	5.31	2.74	0.09
	Total	**0.65**	**5.35**	**3.49**	**0.11**
Secondary areas – Viana	Measured	–	–	–	–
	Indicated	0.04	5.51	0.22	0.01
	Inferred	0.08	4.97	0.38	0.01
	Total	**0.12**	**5.15**	**0.61**	**0.02**
AGA Mineração – Cuiabá	**Total**	**25.62**	**6.45**	**165.28**	**5.31**

Inclusive Mineral Resource by-product: sulphur

		Tonnes	Grade	Contained sulphur	
as at 31 December 2020	Category	million	%S	tonnes million	pounds million
AGA Mineração – Cuiabá	Measured	7.05	5.8	0.41	907
	Indicated	8.55	5.0	0.43	942
	Inferred	10.02	4.0	0.40	886
	Total	**25.62**	**4.8**	**1.24**	**2,735**

Estimation

The Cuiabá dataset consists of both channel and drill hole samples. 3D modelling and estimation is performed within two estimation domains, namely the thick mineralisation, comprised of Fonte Grande Sul and Serrotinho, and the narrow-vein domain comprising Balancão, Galinheiro and Canta Galo. All channel and drill hole samples are used to generate 3D geological models and to assign lithological proportions into the grade estimates. Conditional simulation is used to estimate the uncertainty in the block models and to classify the Mineral Resource into Measured, Indicated and Inferred Mineral Resource, following a standard internal AngloGold Ashanti methodology.

AGA MINERAÇÃO – CUIABÁ CONTINUED
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Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Cuiabá	Measured	3.43	7.63	26.18	0.84
	Indicated	1.04	4.04	4.22	0.14
	Inferred	10.01	6.10	61.05	1.96
	Total	**14.48**	**6.31**	**91.45**	**2.94**

The exclusive Mineral Resource consists primarily of Inferred Mineral Resource that is not reported as part of the Ore Reserve.

Grade tonnage curve


AGA Mineração – Cuiabá
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Development drilling underground

Mineral Resource below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Cuiabá	Measured	0.38	6.55	2.49	0.08
	Indicated	4.22	6.60	27.84	0.90
	Inferred	8.34	6.30	52.55	1.69
	Total	**12.94**	**6.41**	**82.88**	**2.66**

The Mineral Resource below infrastructure is that Mineral Resource below a depth of -103.25m AMSL for Balancão, -41.25m for Galinheiro, -41.75m for Canta Galo, -275m for Serrotinho, -254m for Fonte Grande Sul, 81.25m for Galinheiro footwall, and -330.5m for the Quartz vein orebody.

> ***"The three strategic pillars for exploration – flexibility, reliability and organic growth, which were outlined in previous years – continued this year."***


Massive sulphidation underground

AGA MINERAÇÃO – CUIABÁ CONTINUED

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Year-on-year changes in Mineral Resource


AGA Mineração – Cuiabá
Total (Moz)
Ounces (millions)
5.6
5.5
5.4
5.3
5.2
5.1
5.0
4.9
4.8
5.26
(0.25)
0.46
(0.10)
0.01
(0.07)
0.00
0.00
0.00
0.00
5.31
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

The Mineral Resource year-on-year increase is mainly due to exploration additions from ongoing operational drilling. This was offset by depletions, model changes and improvements in the MSO methodology used to constrain the Mineral Resource.

Inclusive Mineral Resource sensitivity


AGA Mineração – Cuiabá
Percentage change
Percentage change
2
1
0
-1
-2
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Cuiabá is insensitive to a change in gold price. There is minimal downside at a lower Mineral Resource price and minimal upside at a higher Mineral Resource price.



AGA MINERAÇÃO – CUIABÁ CONTINUED

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Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Narrow veins – Balancão	Proved	0.48	4.64	2.25	0.07
	Probable	2.26	5.89	13.30	0.43
	Total	**2.74**	**5.67**	**15.55**	**0.50**
Narrow veins – Galinheiro	Proved	0.43	4.51	1.95	0.06
	Probable	1.23	4.30	5.27	0.17
	Total	**1.66**	**4.35**	**7.22**	**0.23**
Narrow veins – Canta Galo	Proved	0.11	4.36	0.49	0.02
	Probable	0.18	4.59	0.83	0.03
	Total	**0.30**	**4.50**	**1.33**	**0.04**
Main deposits – Fonte Grande Sul	Proved	0.23	4.86	1.12	0.04
	Probable	0.46	5.63	2.59	0.08
	Total	**0.69**	**5.37**	**3.71**	**0.12**
Main deposits – Serrotinho	Proved	0.52	5.14	2.67	0.09
	Probable	1.23	4.78	5.90	0.19
	Total	**1.75**	**4.89**	**8.57**	**0.28**
Secondary areas – Galinheiro footwall	Proved	–	–	–	–
	Probable	0.27	3.72	1.00	0.03
	Total	**0.27**	**3.72**	**1.00**	**0.03**
Secondary areas – Quartz vein	Proved	–	–	–	–
	Probable	0.05	6.47	0.35	0.01
	Total	**0.05**	**6.47**	**0.35**	**0.01**
Secondary areas – Viana	Proved	–	–	–	–
	Probable	0.02	5.22	0.12	0.00
	Total	**0.02**	**5.22**	**0.12**	**0.00**
AGA Mineração – Cuiabá	**Total**	**7.48**	**5.06**	**37.84**	**1.22**

Ore Reserve by-product: sulphur

as at 31 December 2020	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração – Cuiabá	Proved	1.78	5.1	0.09	198
	Probable	5.70	5.1	0.29	636
	Total	**7.48**	**5.1**	**0.38**	**834**

Estimation

Gold price, projected operational performance and costs as well as metallurgical recoveries are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.



View over the Cuiabá processing plant

AGA MINERAÇÃO – CUIABÁ CONTINUED

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Ore Reserve modifying factors

as at 31 December 2020	Gold price BRL/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	MRF % (based on tonnes)	MCF %	MetRF %
Narrow veins – Balancão	5,510	4.29	400.0	42.0	84.0	97.0	94.3
Narrow veins – Galinheiro	5,510	4.29	400.0	42.0	84.0	97.0	94.3
Narrow veins – Canta Galo	5,510	4.29	400.0	42.0	84.0	97.0	94.3
Main deposits – Fonte Grande Sul	5,510	4.29	600.0	22.0	84.0	97.0	94.3
Main deposits – Serrotinho	5,510	4.29	600.0	22.0	84.0	97.0	94.3
Secondary areas – Galinheiro footwall	5,510	4.29	400.0	42.0	84.0	97.0	94.3
Secondary areas – Quartz vein	5,510	4.29	400.0	34.0	84.0	97.0	94.3
Secondary areas – Viana	5,510	4.29	400.0	42.0	84.0	97.0	94.3

The cut-off grades are calculated and applied in the Ore Reserve estimation process. The higher cut-off grade is applied to the Mineral Resource which is still to be accessed by primary development, bearing such costs and additional projected capital expenses (full cut-off grade). The lower cut-off grade is applied upon the Mineral Resource where primary development already exists, which bear all the downstream costs, except for capital development (cut-off grade without development).

Dilution is considered in two stages: planned dilution inherent to the mining area is incorporated as a function of operational needs, related to the size of the equipment involved. Operational dilution, which is a result of drilling and blasting processes, ore mucking in the stopes, and its transfer to the loading station, follows. Unplanned dilution is 22% for sub-level mining method in main orebodies and 42% in narrow veins and secondary orebodies. For cut and fill, the mining method is 34% in narrow veins and Quartz vein orebody.

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Narrow veins – Balancão	0.31	5.31	1.63	0.05
Narrow veins – Galinheiro	0.03	3.97	0.12	0.00
Narrow veins – Canta Galo	0.00	5.25	0.02	0.00
Main deposits – Fonte Grande Sul	0.47	5.21	2.45	0.08
Main deposits – Serrotinho	7.38	5.45	40.19	1.29
Secondary areas – Galinheiro footwall	0.08	3.30	0.27	0.01
Secondary areas – Quartz vein	0.74	4.63	3.45	0.11
Secondary areas – Viana	0.72	4.61	3.32	0.11
Total	**9.74**	**5.28**	**51.45**	**1.65**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the 20-year business plan consists of extensions of all geological domains, in support of extending the ten-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 35% of the business plan in the Ore Reserve period. No Inferred Mineral Resource is considered in Ore Reserve reporting.

Ore Reserve below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Cuiabá	Proved	0.02	5.36	0.09	0.00
	Probable	3.44	5.36	18.41	0.59
	Total	**3.45**	**5.36**	**18.50**	**0.59**

All the underground Ore Reserve below infrastructure needs primary development to be accessed. The Ore Reserve below infrastructure is that Ore Reserve below a depth relative to AMSL of 41m for Balancão, 95m for Galinheiro, 41m for Canta Galo, -254m for Serrotinho, -339m for Fonte Grande Sul, 95m for Galinheiro footwall and -206m for Quartz vein.

AGA MINERAÇÃO – CUIABÁ CONTINUED

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Year-on-year changes in Ore Reserve


AGA Mineração – Cuiabá
Total (Moz)
Ounces (millions)
1.4
1.3
1.2
1.1
1.0
0.9
0.8
1.31
(0.24)
0.12
(0.02)
0.04
0.00
0.00
0.00
0.00
0.00
0.00
1.22
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

The Ore Reserve year-on-year decrease is mainly due to depletions offset partially by exploration additions and price. The key area of change was in Fonte Grande Sul Orebody, corresponding 66% of the total exploration changes.

Ore Reserve sensitivity


AGA Mineração – Cuiabá
Percentage change
Percentage change
15
10
5
0
-5
-10
-15
-20
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Cuiabá Ore Reserve is very sensitive to changes in gold price. There is an 8.5% upside in ounces at a higher Ore Reserve price, and a 10% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Henrique Vigario	MAusIMM	329 310	14 years	BSc (Geology), Postgraduate Certificate (Geostatistics)
Ore Reserve	Rodolfo Reis	MAusIMM	323 402	9 years	MEng (Mining Engineering)

AGA MINERAÇÃO – LAMEGO

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Introduction

Property description

The Lamego Mine is an underground operation, owned by AngloGold Ashanti, within the mining district referred to as the Iron Quadrangle. This region is an important producer of iron ore and gold in Brazil.

Location

Lamego is located to the east of Belo Horizonte, the capital of Minas Gerais State, in the southeast of Brazil.

History

Exploration began in the area in 1985 with a drilling campaign along a 5.7km strike length of iron formation and the opening of 2.5km of development on the Arco da Velha, Queimada and Cabeça de Pedra orebodies. After the successful completion of a FS, project approval was given and implementation began in 2010 with first gold poured soon afterwards.

Legal aspects and tenure

The Lamego mining operation is covered by three geographically contiguous ANM concessions granted to AGA Mineração:

- The ANM Mining Concession 830.720/1981, covering an area of 577.14ha
- The ANM Mining Concession 831.554/1983, covering an area of 462.09ha
- The ANM Mining Concession 832.238/2003, covering an area of 583.45ha

All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion. However, it is not anticipated to change the company's rights, which are already established.

Mining method

Lamego started operating as a cut and fill mine migrating to long hole stoping as geology and mining knowledge increased over time. These changes had a positive impact on productivity and costs, keeping the asset competitive and efficient. The changes started in 2014 and are now complete, with all ore extracted from sub-level stopes.

Operational infrastructure

Lamego operates as a satellite mine to Cuiabá Mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to Cuiabá Plant, where it is blended with Cuiabá ore on the ROM pad.

The two plants (Cuiabá Gold Plant and Queiroz Plant) are connected by an aerial ropeway. Power for the mine is both self-generated (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company. The Rio de Peixe hydroelectric complex, which is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), connects directly to the Queiroz Plant.

Lamego has a natural water supply system and a plant for water and sewage treatment.

Mineral processing

Cuiabá and Lamego feed the Cuiabá (flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 1.8Mtpa for a metallurgical recovery of 94.3%. At Cuiabá Gold Plant, crushing and milling of the ore is followed by flotation and filtration in order to produce a concentrate, which is transported by aerial ropeway to Queiroz for further treatment.

Approximately 25 to 30% of gold is recovered through a gravity circuit at the Cuiabá Plant. The backfill plant is also located at Cuiabá. The Queiroz Plant is located in Nova Lima and comprises two different circuits for refractory ore (from Cuiabá) and non-refractory ore (used for the Raposos Mine production in the past) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a carbon circuit for further refining. The sulphide gas is captured for processing through the acid plant. Approximately 230ktpa of sulphuric acid is produced as a by-product.

Risks

There are no material risks. As a low-grade operation, the accurate prediction of grade and the management of its variability is critical to ensure a successful operation. Some possible risks such as low level of Ore Reserve and the reliance on Inferred Mineral Resource in the production plan as well as rock engineering constraints at depth, are managed by strategic studies which are currently underway.

Geology

Lamego Mine is located in the Iron Quadrangle, which is a geotectonic unit at the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Lamego Mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova Lima Group which is part of the Rio das Velhas Supergroup. This sequence is characterised by lower metabasaltic rocks at

AGA MINERAÇÃO – LAMEGO CONTINUED

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Map showing AGA Mineração – Cuiabá Mine, Lamego Mine and Nova Lima Sul project infrastructure and licences, with the total mining lease area insert shown in the top left corner



Insert: Total mining lease area
0
5
10km
Cuiabá Mine
Lamego Mine
to Sabará
to Caeté
Queiroz Plant
Mina Grande Mine
(non operational)
Raposos Mine
(non operational)
Nova Lima Sul
Morro da Gloria Mine
(non operational)
N
Rio de Peixe hydropower
0
2.5
5
7.5km
Cuiabá Plant centroid co-ordinates
19°51'45"S, 43°44'00"W
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
TSF
Waste dumps
Underground access
Aerial ropeway
Hydropower
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

AGA MINERAÇÃO – LAMEGO CONTINUED

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the base, overlain by Algoma Type BIF metasediments, a quartz layer (known locally as metachert), carbonaceous schist, graphite schist and a further sequence of sediments consisting of an alternating sequence of metapelites and metapsamitic rocks with a volcanoclastic contribution.

Deposit type

Lamego is a gold-only Archaean greenstone BIF-hosted gold deposit. The deposit consists of an intermediate metamafic sequence of the Archaean greenstone belt type. The host to the gold mineralisation is the volcano-sedimentary Nova Lima Group that occurs at the base of the Rio das Velhas Supergroup. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary Maquin Group. The gold mineralisation at Lamego has features and characteristics that match the epigenetic orogenic gold deposit model presented for Archaean gold-lode deposits.

Mineralisation style

The gold mineralisation at Lamego is characterised by orebodies associated with two horizons of chemical sedimentary rocks: BIF and metachert, with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the metachert it is associated with quartz veins. The gold occurs either as native gold or in sulphides. Lamego has similar rock assemblage to Cuiabá, but with higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica when compared to Cuiabá, which reacted less with the hydrothermal fluid.

Mineralisation characteristics

The mineralisation is characterised by sulphidation in the form of disseminated sulphide bands or as fracture fill and, more rarely, as massive sulphide hosted in BIF/metachert although sulphide bands are rare in the latter. The metachert (or quartz vein) is concentrated in the hinges of the Lamego structure and has free gold as the main mineralisation with a lesser amount associated with sulphides. The plunge of the mineralised zones coincides with both fold axes of the first two structural events and the stretching fabric.

Exploration

In 2020, 6,190m of underground drilling was performed at Lamego. A surface drilling campaign was also completed for 1,786m.

The programmes were focused on Mineral Resource addition and conversion. The underground programme focused on the Mineral Resource conversion targeting the orebodies at Queimada Levels 5 to 6 and Carruagem Levels 9 to 10. The surface drilling programme focused on the oxidised portion of Arco da Velha orebody (AVOx), with the intention of adding Mineral Resource and confirming old drilling results in the weathered zone. Results from the surface drilling showed possible continuity between the AVOx, Arco NE and Cabeça de Pedra orebodies, which may increase the potential at these zones. The drilling programmes also helped refine the delineation of the mineralised zone and these results will be incorporated in the Lamego Mineral Resource model.

W-E View of the underground infrastructure and interpolated orebodies at AGA Mineração – Lamego, elevation in metres AMSL


W
E
+1050
+450
L 02
L 04
L 06
L 08
ARCO NE TARGET
CABEÇA DE PEDRA TARGET
CARRUAGEM SW TARGET
Legend
Boreholes (Diamond Drilling)
Underground mine development
Topographic surface slice
OREBODIES
Sulphides hosted by banded iron formations and Metachert/Quartz veins with free gold. (Main orebodies)
Sulphides hosted by banded iron formations and Metachert/Quartz veins with free gold. (Secondary orebodies)
Plunge +04
Azimuth 005
0 125 250 375 500

AGA MINERAÇÃO – LAMEGO CONTINUED

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Projects

Exploration at Lamego has the same integrated strategy as Cuiabá, i.e. based on three main pillars: flexibility, reliability and organic growth. The reliability plan focused on the main orebodies at the mine, while the organic plan focused on the regional targets inside the brownfields defined area, primarily the Lamego-Sul Target.

Grassroots exploration during the year involved collecting 734 soil samples during the second half of 2020. Detailed geological mapping was also undertaken and this will help guide exploration drilling in 2021.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	20 x 10	✓	–	–	✓	–
Indicated	60 x 40	✓	–	–	–	–
Inferred	120 x 60	✓	–	–	–	–
Grade/ore control	2.7 x 3, 3 x 3	–	–	–	✓	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Main deposits – Arco da Velha	Measured	0.23	2.33	0.54	0.02
	Indicated	0.30	2.12	0.64	0.02
	Inferred	0.54	1.84	1.00	0.03
	Total	**1.08**	**2.02**	**2.18**	**0.07**
Main deposits – Cabeça de Pedra	Measured	0.39	2.68	1.05	0.03
	Indicated	0.89	2.36	2.10	0.07
	Inferred	1.35	2.53	3.42	0.11
	Total	**2.63**	**2.50**	**6.57**	**0.21**
Main deposits – Carruagem	Measured	2.06	3.80	7.82	0.25
	Indicated	1.49	3.49	5.20	0.17
	Inferred	1.90	2.91	5.53	0.18
	Total	**5.45**	**3.40**	**18.55**	**0.60**
Secondary areas – Queimada	Measured	0.01	2.31	0.03	0.00
	Indicated	0.37	4.05	1.51	0.05
	Inferred	0.41	3.92	1.61	0.05
	Total	**0.79**	**3.95**	**3.14**	**0.10**
Secondary areas – Arco NE	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.93	2.31	2.15	0.07
	Total	**0.93**	**2.31**	**2.15**	**0.07**
AGA Mineração – Lamego	**Total**	**10.89**	**2.99**	**32.59**	**1.05**

Inclusive Mineral Resource by-product: sulphur

		Tonnes	Grade	Contained sulphur	
as at 31 December 2020	**Category**	**million**	**%S**	**tonnes million**	**pounds million**
AGA Mineração – Lamego	Measured	2.69	3.4	0.09	200
	Indicated	3.06	3.9	0.12	265
	Inferred	5.13	4.7	0.24	526
	Total	**10.89**	**4.1**	**0.45**	**991**

AGA MINERAÇÃO – LAMEGO CONTINUED

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S-N Geological cross-section of the Carruagem SW orebody, elevation in metres AMSL


S
N
700m
600m
Legend
Metadiabase
Metapelite
Carbonaceous schist
BIF
Meta-chert
Metandesite
Ore (grade shell)
Plunge 00
Azimuth 0271
0 25 50 75

Estimation

The geological model is used to subdivide sampling information into domains for estimation which uses ordinary kriging. Classification of the Mineral Resource is based on conditional simulation.



Crushing at Lamego

Grade tonnage curve


AGA Mineração – Lamego
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
0 2 4 6 8 10 12
2 4 6 8 10 12 14 16
0 1 2 3 4 5 6 7 8 9 10
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Lamego	Measured	1.91	3.47	6.64	0.21
	Indicated	1.99	2.70	5.37	0.17
	Inferred	5.13	2.67	13.70	0.44
	Total	**9.04**	**2.84**	**25.71**	**0.83**

The exclusive Mineral Resource is made up of ore not included in the Ore Reserve due to economic considerations and due to material being classified as Inferred Mineral Resource.

AGA MINERAÇÃO – LAMEGO CONTINUED

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Mineral Resource below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Lamego	Measured	0.02	2.24	0.04	0.00
	Indicated	0.85	2.90	2.47	0.08
	Inferred	3.36	2.64	8.89	0.29
	Total	**4.23**	**2.70**	**11.40**	**0.37**

The below infrastructure Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded via Mineral Resource conversion drilling.

Year-on-year changes in Mineral Resource


AGA Mineração – Lamego
Total (Moz)
Ounces (millions)
1.25
1.20
1.15
1.10
1.05
1.00
0.95
0.90
1.20
(0.04)
0.02
(0.13)
0.06
(0.06)
0.00
0.00
0.00
0.00
1.05
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

In 2020, Lamego reported a reduction in Mineral Resource, mainly due to the refinement of the MSO processes used to constrain the underground Mineral Resource, depletions and costs. This was offset by exploration additions due to ongoing operational drilling through both grade control and exploration activities and price increase.

Inclusive Mineral Resource sensitivity


AGA Mineração – Lamego
Percentage change
Percentage change
5
0
-5
-10
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Lamego is sensitive to a change in Mineral Resource gold price where variations are due to changes in the cut-off grade. There is a 2.5% upside in ounces at a higher Mineral Resource price and 4% downside in ounces at a lower Mineral Resource price.

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Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Main deposits – Arco da Velha	Proved	0.13	1.89	0.24	0.01
	Probable	0.07	1.87	0.13	0.00
	Total	**0.20**	**1.88**	**0.37**	**0.01**
Main deposits – Carruagem	Proved	0.24	2.70	0.64	0.02
	Probable	0.58	3.17	1.83	0.06
	Total	**0.81**	**3.04**	**2.47**	**0.08**
Secondary areas – Queimada	Proved	0.01	2.05	0.02	0.00
	Probable	0.27	3.25	0.88	0.03
	Total	**0.28**	**3.21**	**0.90**	**0.03**
AGA Mineração – Lamego	**Total**	**1.29**	**2.90**	**3.74**	**0.12**

Ore Reserve by-product: sulphur

as at 31 December 2020	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração – Lamego	Proved	0.38	2.8	0.01	23
	Probable	0.91	2.5	0.02	51
	Total	**1.29**	**2.6**	**0.03**	**74**

Estimation

The projected gold price, operational performance and costs, as well as metallurgical recoveries are taken into consideration when determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.

Ore Reserve modifying factors

as at 31 December 2020	Gold price BRL/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	MRF % (based on tonnes)	MCF %	MetRF %
Main deposits – Arco da Velha	5,510	2.62	500.0	15.0	90.0	94.5	94.3
Main deposits – Carruagem	5,510	2.62	500.0	15.0	90.0	94.5	94.3
Secondary areas – Queimada	5,510	2.62	500.0	15.0	90.0	94.5	94.3

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Main deposits – Arco da Velha	0.01	1.08	0.01	0.00
Main deposits – Carruagem	0.58	2.94	1.69	0.05
Secondary areas – Queimada	0.04	2.02	0.09	0.00
Total	**0.63**	**2.84**	**1.80**	**0.06**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the ten-year business plan consists of extensions of all geological domains, in support of extending the three-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 32% of the business plan in the Ore Reserve period. No Inferred Mineral Resource is considered in Ore Reserve reporting. In current operation, all ore drives are developed after infill drilling and all stope regions are channel-sampled to increase geological confidence.



Production drill rig in action at Lamego underground

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Ore Reserve below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Lamego	Proved	–	–	–	–
	Probable	0.20	3.39	0.68	0.02
	Total	**0.20**	**3.39**	**0.68**	**0.02**

All the underground Ore Reserve below infrastructure needs primary development to be accessed. The Ore Reserve below infrastructure is that Ore Reserve below Level 9 for Carruagem and Level 5 in Queimada.

Year-on-year changes in Ore Reserve


AGA Mineração – Lamego
Total (Moz)
Ounces (millions)
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.16
(0.05)
0.03
(0.01)
0.00
(0.01)
(0.00)
0.00
0.00
0.00
0.00
0.12
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

After depletion, the Ore Reserve dropped to 0.12Moz. Main impacts were due to mine method changes, design changes and geotechnical issues in Carruagem 6.1, partially offset by exploration.

Ore Reserve sensitivity


AGA Mineração – Lamego
Percentage change
Percentage change
10
5
0
-5
10
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Lamego is sensitive to a change in gold price as it is a low-grade deposit. However, the sensitivity curve shows a continuous behavior downside and upside. There is a 5% upside in ounces at a higher Ore Reserve price and a 4% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Henrique Vigario	MAusIMM	329 310	14 years	BSc (Geology), Postgraduate Certificate (Geostatistics)
Ore Reserve	Lucas Rodrigues	MAusIMM	321 166	6 years	BSc (Mining Engineering)

AGA MINERAÇÃO – NOVA LIMA SUL

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Introduction

Property description	Nova Lima Sul, an exploration project wholly owned by AngloGold Ashanti, contains the underground mine of Raposos which is currently on care and maintenance pending a decision around its future. No Ore Reserve is reported for Nova Lima Sul.
Location	The Nova Lima Sul project is located in the southwestern portion of the Rio das Velhas greenstone belt and all the exploration targets are within a 16km radius of the AGA Queiroz metallurgical plant. The project limits comprise an area of 7,000km^2, close to the cities of Nova Lima, Raposos and Rio Acima.
History	The first formal mining company to start operations in the area was São João Del Rey Mining Company Ltd. in 1834 and it was acquired by Mineração Morro Velho in the early 1900s. The Raposos Mine, within this area, reported 1.08Moz production from 1929 to 1999, after which it was put on care and maintenance.
Legal aspects and tenure	Nova Lima Sul is made up of a number of ANM Mining Concessions including: • Mining Concession No. 308-II 02/03/1936, ANM 322/1973, covering an area of 2,826.33ha • Mining Concession No. 308-VI 02/03/1936, ANM 326/1973, covering an area of 7,465.22ha • Mining Concession No. 308-V 02/03/1936, ANM 325/1973, covering an area of 1,014.53ha All three mining concessions are in good standing and as they do not host active producing operations at the moment, they have formally been put on temporary mining suspension status according to the requirements of the current Brazilian mining code. Should AngloGold Ashanti decide to resume underground operations at these concessions, new mining plans will need to be submitted to the ANM. In 2017, the Mineral Resource of Morro da Glória was written-off due to urban growth and environmental restrictions that resulted from the creation of a preservation area, called Serra do Gandarela National Park and which prevents the issuing of mining permits and environmental licences.
Mining method	Raposos Mine operated using cut and fill mining.
Operational infrastructure	Raposos Mine has a significant amount of underground development and a shaft that reaches Level 24. The mine drives were developed up to Level 44, but the development of the bodies only to Level 34. Below Level 26 only the main bodies of the mine have been developed and partially mined. Historically, the ore was transported by a cableway to Queiroz Plant.
Mineral processing	Raposos Mine circuit was a standard direct 1,000tpd gold-leaching circuit suitable for non-refractory material.
Risks	The project has been on care and maintenance for a number of years.

Map showing AGA Mineração – Nova Lima Sul project infrastructure and licences

Refer to the map showing AGA Mineração – Cuiabá Mine, Lamego Mine and Nova Lima Sul project infrastructure and licences on page 121.

Geology

Deposit type

Raposos Mine is situated in the southwestern portion of the Iron Quadrangle in the state of Minas Gerais in Brazil. The area is located in the volcano-sedimentary sequence of the Nova Lima Group (Rio das Velhas Supergroup) within the Rio das Velhas greenstone belt.

The Raposos sequence is interpreted as a ductile thrust that occurred during the first deformation event in the structural history with the main mineralisation also being associated with this event. The stratigraphic sequence, which is repeated by folding, has ultramafics at the base, overlain by komatiitic basalts and andesites with layers of BIF, pelites and metavolcanoclastics at the top of the sequence. The BIF is oxide facies (magnetite and quartz) and occurs with carbonatisation in mineralised areas.

The macro structure at Raposos is an anticline and the mineralisation is associated with these folds and shear zones. Mineralisation is surrounded by zoned hydrothermal alteration zones consisting of sericitisation, carbonisation and chloritisation. The gold mineralisation is associated with sulphides and quartz veins in the BIF as well as with altered schists.

Mineralisation style

The mineralisation in the Rio das Velhas greenstone belt is structurally controlled and associated with hydrothermal alteration along regional D2 thrust shear zones. It is epigenetic, and at Nova Lima Sul consists of either massive, banded or disseminated sulphides hosted in BIF and lapa seca (albitised hydrothermal rocks).

Mineralisation characteristics

Mapped deposit dimensions vary in thickness from around 0.5 to 20m and can be more than 5,000m in down-plunge extent. The plunge is defined by the stretching lineation and it is parallel to the fold axis of the first two regional deformation events. The mineralisation is primarily located in the BIF and surrounded by zoned hydrothermal alteration zones consisting of sericitisation, carbonatisation and chloritisation.

Exploration

No exploration was completed in the Nova Lima Sul region in 2020. Nova Lima Sul exploration targets comprise the Raposos underground mine, Mina Grande, Morro da Glória, Bicalho, Faria, and Bela Fama mines, as well as the old prospects (Luzia da Mota, Limoeiro), and several old surface workings (Saboeiro Rasgo, Urubu and Mina Grande).

AGA MINERAÇÃO – NOVA LIMA SUL CONTINUED

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Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	30 x 30	✓	–	–	✓	–
Indicated	60 x 60	✓	–	–	–	–
Inferred	100 x 100	✓	–	–	–	–
Grade/ore control	3 x 3	✓	–	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Raposos	Measured	0.18	7.01	1.29	0.04
	Indicated	0.41	6.85	2.80	0.09
	Inferred	2.25	6.44	14.50	0.47
AGA Mineração – Nova Lima Sul	**Total**	**2.84**	**6.53**	**18.59**	**0.60**

Estimation

The Raposos Mine Mineral Resource was estimated using ordinary kriging with UC post-processing and constrained at a Mineral Resource price of US$1,600/oz.

Exclusive Mineral Resource and Mineral Resource below infrastructure

The Nova Lima Sul project currently does not have any Ore Reserve and therefore all Mineral Resource is exclusive Mineral Resource and below infrastructure.

Year-on-year changes in Mineral Resource


AGA Mineração – Nova Lima Sul
Total (Moz)
Ounces (millions)
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.60
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.60
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2020

There was no change in the Nova Lima Sul Mineral Resource during 2020.

Inclusive Mineral Resource sensitivity

Sensitivity has not been tested as this project has been on care and maintenance for a number of years.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Henrique Vigario	MAusIMM	329 310	14 years	BSc (Geology), Postgraduate Certificate (Geostatistics)

SERRA GRANDE CONTINUED

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Introduction

Property description	Mineração Serra Grande (MSG or Serra Grande) is wholly owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It operates three underground and two open pit mines.
Location	Serra Grande is located 5km south of the town of Crixás, 420km from the Brazilian capital, Brasília and approximately 350km from the state capital of Goiás, Goiánia. Employing 1,120 persons in this largely rural area means that mining is the principal economic activity in the region.
History	Exploration began in 1973 with a phase of detailed mapping and DD, which continued until 1976. The mining operation started up in 1986 in Mina III and the metallurgical plant start-up was in 1989. Serra Grande production peaked at 193kozpa in 2006, supported by high grades. In 2009, the metallurgical plant was expanded to 1.3Mtpa to compensate for a declining grade-profile and in 2012 AngloGold Ashanti acquired the 50% stake that belonged to the Kinross Group.
Legal aspects and tenure	Serra Grande has interests or agreements over 61,500ha in the Crixás greenstone belt through a series of ANM mining leases and exploration permits. The mining concessions include: • 002.286/1935, covering an area of 4,206.88ha • 960.658/1987, covering an area of 1,946.89ha • 860.746/2005, covering an area of 88.28ha • 862.103/1994, covering an area of 125.41ha • 804.366/1975, covering an area of 196.05ha All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of Ore Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion. However, it is not anticipated to change the Company's rights, which are already established.
Mining method	The Serra Grande operation comprises three underground mines, namely Mina III (including orebody IV, V and Ingá), Mina Nova (including Pequizão orebody) and Mina Palmeiras. The open pits mine the outcrop of Mina III Inferior and Structure IV zones, and Pequizão. Three mining methods are used underground: sub-level stoping (bottom-up and top-down), cut and fill, and room and pillar.
Operational infrastructure	Serra Grande operates a single tailings dam. There is a legislated deposition stop on the TSF in September 2021 and the TSF will be replaced by stacking of filtered tailings. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied and purchased in the open market.
Mineral processing	The metallurgical plant has the capacity of 1.5Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit with a capacity of 3,800tpd. There are two mills in operation, and 20 leaching tanks with a capacity of 4,800m^3 divided between preliming and cyanidation stages. Approximately 58% of gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the CIL process to form the bullion that is sent to Nova Lima for refining.
Risks	There is no material risk to the Mineral Resource and Ore Reserve at Serra Grande.

Geology

The Serra Grande gold deposits are hosted in a typical greenstone belt sequence. Two main deformational events have been identified in the region. The first one, a thrust event (D1 from west to east), developed with irregular thrust ramp geometry. This event was responsible for stacking and inverting the stratigraphic sequences. The second event (D2) was the thrusting of the Santa Terezinha sequence over the Crixás greenstone belt, folding the rocks (F2) and generating the structural controls for gold mineralisation, generally parallel to the fold axis.

Deposit type

The Serra Grande gold deposit is an orogenic mesothermal deposit, associated with the development of shear zones which belong to the Upper Archaean Crixás Group.

Gold mineralisation is associated with metasediments and metavolcanics from the Ribeirão das Antas and Rio Vermelho formations respectively. The Crixás greenstone belt is surrounded by granitic gneiss terrains from the Ribeirão das Antas and Caiamar complexes and metasedimentary rocks from the Santa Terezinha Group, which is part of the Goiás magmatic arc.

SERRA GRANDE CONTINUED

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Map showing Serra Grande Mine infrastructure and licences, with the total mining lease area inserts shown in the top right corner


Insert: Total mining lease area
0
15
30km
Insert: Mining lease
Mine village
Crixás City
Santos Reis
Corpo Baru
Pequizão/
Mina Nova Portal
Angicao
Angicao
Mina III Portal
Corpo V
Mine III
Corpo V Sul
Palmeiras Portal
Palmeiras
N
Plant centroid co-ordinates
14°34'25"S, 49°58'04"W
0
0.4
0.8
1.2km
Licences
Mining
Exploration
Exploration application
Mine infrastructure
Pits
Plant
TSF
Underground access
Planned infrastructure
Pits
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

SERRA GRANDE CONTINUED
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Plan view of the underground orebodies at Serra Grande (top), with sections across the individual orebodies (bottom four sections), elevation in metres below surface*



Legend
Structure Palmeiras
Structure IV
Structure III Inferior zone
Structure III Superior zone
Mina Nova
Dona Tereza
Corpo XI
Pequizão
Ingá
Sucupira
Forquilha
Corpo A
Mina III
Corpo Sul
Corpo V
Urucum
Corpo IV
Palmeiras
Goiabeira
Mangaba
Flamboyant
Corpo 3,5
Palmeiras Norte
Palmeiras Sul
800m
A
B
C
D
E
F
G
H
-100
-400
2,400m
Mina Nova
0
-500
-1,000
Baru
Ingá superior zone
Ingá inferior zone
Pequizão / Ingá
Mina II – inferior zone
Mina III

Surface is approximately 400m AMSL

Mineralisation style

The mine is located in the Crixás greenstone belt sequence, in the central portion of Brazil, and the main host rocks are metasedimentary sequences associated with metavolcanic basic rocks. Mineralisation at Serra Grande is associated with quartz veins and massive to disseminated sulphides in metasedimentary, metavolcanoclastic and metabasalt rocks, with differing degrees of hydrothermal alteration developed over orogenic stacked thrust layers (duplexes).

Two main deformation events control the placement of mineralisation at MSG. The first one is the principal thrust event (east-over-west, called D1) which develops an irregular thrust ramp geometry with stacked and inverted the stratigraphic sequence. The second event (D2) was the Santa Terezinha sequence (magmatic arc) thrusting over Crixás greenstone belt, folding the rocks (F2) and generating structures that control the gold mineralisation, generally parallel to the fold axis.

SERRA GRANDE CONTINUED
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Mineralisation characteristics

Geometry of the mineralised deposits is typically complex with pinch and swell, and folded and boudinage shapes, dipping between 10° and 25° with the greatest continuity along northwest plunging structures (azimuth 290°).

The mineralisation has been split into four main domains called structures: Structure II, III, IV and Palmeiras. They occur as stacked lenses, generally concentrated in the same high deformation positions (folds or disruptions) in the structures.

In Structure III, the mineralisation is located in quartz veins that are hosted in carbonaceous schists, where gold grades of up to 8g/t can be found. Mina III (inferior zone) and Ingá are typical of this. This structure is also associated with massive and disseminated sulphides (mainly pyrrhotite and arsenopyrite) that occur in a sequence of hydrothermally-altered schists, commonly named superior zones. Other mineralisation includes arsenopyrite associated with quartz as veinlets in carbonaceous metapelite.

In Structure IV, the mineralisation comprises quartz veinlets and disseminated sulphide (pyrrhotite) hosted in graphite schists at Pequizão. The mineralised zones are hosted in sericite and chlorite schists with massive and disseminated sulphide concentrated in folded zones. The ore shoots plunge to the northwest and dips vary between 6° and 35°. The Palmeiras structure is associated with hydrothermal alteration of metabasalts, with sericite, chlorite, carbonate and massive sulphides (pyrrhotite).

Exploration

In 2020, 482koz of Mineral Resource additions, at an average cost of US$24/oz, occurred through the drilling of 69,000m of DD. This resulted in the discovery of the Angicao orebody which is hosted in carbonate graphitic schists at Structure III close to Pequizão open pit.

Modelling new orebodies at the superior zone at Mina III was also a contributor to the ounce generation for the year.

Target generation exploring in the S2 corridor for Ingá and Corpo IV extensions confirmed the potential of new ore lenses down-dip of these high-grade orebodies.

The 2020 Mineral Resource addition resulted from drilling to a grid of 100 x 50m which delivered primarily Inferred Mineral Resource.

NW-SE Schematic section of the Mina Nova orebody, elevation in metres AMSL



NW
SE
400
300
200
100
N-165
K-61
N-161
N-109
N-106
N-100
N-19
K-119
N-1
N-5
N-47
N-18
N-27
N-55
ventilation shaft P2
ventilation shaft P3
ventilation shaft P1
Access Ramp
100m
Legend
Mafic dykes
Carbonate chlorite schist and biotite marble
Carbonaceous schist
Metabasic rock
Drill hole
Chlorite – garnet schist
Metagreywacke
Quartz vein
Orebody (grade +2.0g/t, thickness +2.0m)

SERRA GRANDE CONTINUED

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Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blasthole	Channel	Other
Measured	10 x 10, 20 x 10	✓	✓	–	✓	–
Indicated	25 x 25, 40 x 20, 40 x 40, 50 x 20	✓	✓	–	✓	–
Inferred	50 x 100, 100 x 50	✓	✓	–	–	–
Grade/ore control	2 x 2, 10 x 10	✓	–	–	✓	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Mina Nova	Measured	2.37	2.87	6.80	0.22
	Indicated	1.42	2.76	3.92	0.13
	Inferred	1.29	2.58	3.34	0.11
	Total	**5.08**	**2.77**	**14.07**	**0.45**
Mangaba	Measured	–	–	–	–
	Indicated	0.74	3.16	2.35	0.08
	Inferred	2.09	3.21	6.69	0.22
	Total	**2.83**	**3.20**	**9.04**	**0.29**
Mina III	Measured	2.95	3.19	9.41	0.30
	Indicated	3.86	2.79	10.77	0.35
	Inferred	6.79	2.78	18.89	0.61
	Total	**13.60**	**2.87**	**39.07**	**1.26**
Palmeiras	Measured	0.03	2.27	0.07	0.00
	Indicated	0.65	3.59	2.35	0.08
	Inferred	0.74	3.14	2.31	0.07
	Total	**1.42**	**3.33**	**4.74**	**0.15**
Palmeiras Sul	Measured	–	–	–	–
	Indicated	0.12	6.11	0.72	0.02
	Inferred	0.29	2.70	0.80	0.03
	Total	**0.41**	**3.68**	**1.52**	**0.05**
Pequizão	Measured	0.98	2.07	2.02	0.07
	Indicated	2.53	2.34	5.93	0.19
	Inferred	2.01	2.71	5.44	0.17
	Total	**5.52**	**2.43**	**13.40**	**0.43**
Cajueiro	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	1.21	2.69	3.25	0.10
	Total	**1.21**	**2.69**	**3.25**	**0.10**
Ingá	Measured	0.16	2.46	0.39	0.01
	Indicated	1.77	4.48	7.93	0.26
	Inferred	2.22	3.33	7.41	0.24
	Total	**4.15**	**3.79**	**15.74**	**0.51**
Open pit	Measured	1.58	3.19	5.06	0.16
	Indicated	1.09	3.27	3.56	0.11
	Inferred	1.45	3.75	5.44	0.17
	Total	**4.12**	**3.41**	**14.06**	**0.45**
Serra Grande	**Total**	**38.35**	**3.00**	**114.88**	**3.69**

SERRA GRANDE CONTINUED
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Estimation

Grade estimation is performed by ordinary kriging using DD, RC drilling and channel samples from the Serra Grande database. All search distances are based on variographic studies for each orebody/structure. Classification is done through a combination of conditional simulation and sample spacing studies.

Grade tonnage curves


Serra Grande
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Serra Grande
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Serra Grande	Measured	6.46	2.96	19.14	0.62
	Indicated	9.22	2.86	26.38	0.85
	Inferred	18.05	2.96	53.46	1.72
	Total	**33.74**	**2.93**	**98.98**	**3.18**

At Serra Grande the exclusive Mineral Resource is distributed through the majority of orebodies and consists of:

- Inferred Mineral Resource within the operating mines, partially upgraded through infill drilling guided by the production plan.
- That portion of the Mineral Resource that is not currently economically feasible at the Ore Reserve price.
- That portion of the Mineral Resource that requires economic studies.

Additionally, the near-mine Cajueiro deposit, which is located 10km from the Serra Grande site, is entirely exclusive Mineral Resource.



Development drilling rig underground at Serra Grande

Mineral Resource below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Serra Grande	Measured	1.13	3.12	3.53	0.11
	Indicated	5.03	3.63	18.24	0.59
	Inferred	11.99	3.03	36.29	1.17
	Total	**18.15**	**3.20**	**58.06**	**1.87**

80% of Inferred Mineral Resource is below infrastructure. In addition, some Indicated and Measured Mineral Resource from Ingá, Palmeiras, Pequizão and Mina III orebodies are also below infrastructure.

SERRA GRANDE CONTINUED

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Year-on-year changes in Mineral Resource



Serra Grande
Total (Moz)
Ounces (millions)
4.0
3.8
3.6
3.4
3.2
3.0
2.8
3.21
(0.14)
0.48
(0.14)
0.07
0.20
0.00
0.00
0.00
0.00
3.69
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2020

Changes are mainly due to depletions offset by exploration additions at Mangaba, Palmeiras South 3.5 and Pitanga. The MSO method, used to constrain the underground Mineral Resource, reduced the Mineral Resource.

Inclusive Mineral Resource sensitivity



Serra Grande
Percentage change
Percentage change
15
10
5
0
-5
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource at Serra Grande is sensitive to changes in gold price. There is an 8% upside in ounces at a higher Mineral Resource price and a 2.5% downside in ounces at a lower Mineral Resource price.



Conveyor belt at the Serra Grande processing plant

SERRA GRANDE CONTINUED
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Ore Reserve
Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Mina Nova	Proved	0.27	2.34	0.62	0.02
	Probable	0.46	2.73	1.26	0.04
	Total	**0.73**	**2.59**	**1.89**	**0.06**
Mina III	Proved	1.06	3.00	3.17	0.10
	Probable	0.95	2.33	2.21	0.07
	Total	**2.00**	**2.68**	**5.38**	**0.17**
Palmeiras	Proved	0.00	2.36	0.00	0.00
	Probable	0.44	2.74	1.19	0.04
	Total	**0.44**	**2.74**	**1.20**	**0.04**
Palmeiras Sul	Proved	–	–	–	–
	Probable	0.13	4.76	0.64	0.02
	Total	**0.13**	**4.76**	**0.64**	**0.02**
Pequizão	Proved	0.36	2.34	0.84	0.03
	Probable	0.68	2.14	1.46	0.05
	Total	**1.04**	**2.21**	**2.30**	**0.07**
Ingá	Proved	0.06	2.29	0.14	0.00
	Probable	1.31	3.61	4.74	0.15
	Total	**1.38**	**3.55**	**4.89**	**0.16**
Open pit	Proved	0.96	2.79	2.67	0.09
	Probable	0.31	1.69	0.53	0.02
	Total	**1.27**	**2.52**	**3.20**	**0.10**
Serra Grande	**Total**	**6.99**	**2.79**	**19.49**	**0.63**

Estimation

The Serra Grande Ore Reserve is estimated using the Mineral Resource and by applying modifying factors based on historic performance. The gold price, projected operational performance and costs, as well as metallurgical recoveries, are taken into consideration in determining the Ore Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Exchange rate US$/BRL	Cut-off grade g/t Au	Stoping width cm	Dilution %	MRF % (based on tonnes)	MCF %	MetRF %
Mina Nova	1,200	4.59	1.46	300.0	21.0	86.0	95.0	94.8
Mina III	1,200	4.59	1.46	180.0	21.0	86.0	95.0	94.9
Palmeiras	1,200	4.59	1.46	400.0	21.0	86.0	95.0	94.6
Palmeiras Sul	1,200	4.59	1.46	500.0	21.0	86.0	95.0	96.4
Pequizão	1,200	4.59	1.46	300.0	21.0	86.0	95.0	93.5
Ingá	1,200	4.59	1.46	400.0	21.0	86.0	95.0	95.8
Open pit	1,200	4.59	0.54	500.0	10.0	90.0	95.0	89.5

"Serra Grande operates a single tailings dam, which will support the LOM production with government environmental licensing in place."

SERRA GRANDE CONTINUED
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Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Mina Nova	2.90	2.14	6.20	0.20
Mina III	1.65	3.09	5.09	0.16
Palmeiras	0.27	3.04	0.83	0.03
Palmeiras Sul	1.41	5.42	7.63	0.25
Pequizão	0.16	2.61	0.42	0.01
Ingá	1.35	5.51	7.46	0.24
Open pit	0.57	2.47	1.42	0.05
Total	**8.32**	**3.49**	**29.06**	**0.93**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the nine-year business plan consists of extensions of all geological domains, in support of extending the four-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 60% of the business plan in the Ore Reserve period. No Inferred Mineral Resource is considered in Ore Reserve reporting.

Ore Reserve below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Serra Grande	Proved	1.15	2.46	2.84	0.09
	Probable	3.76	2.90	10.91	0.35
	Total	**4.91**	**2.80**	**13.75**	**0.44**

The Ore Reserve below infrastructure is the Ore Reserve below the main decline and inter-levels.



Truck transporting material from the underground

SERRA GRANDE CONTINUED

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Year-on-year changes in Ore Reserve


Serra Grande
Total (Moz)
Ounces (millions)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.41
(0.14)
0.03
0.12
0.05
0.10
0.06
0.00
0.00
0.00
0.00
0.63
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

There is a year-on-year increase in the Ore Reserve. The main changes were due to depletions offset by exploration, lower cost, model changes and geotechnical changes.

Ore Reserve sensitivity


Serra Grande
Percentage change
Percentage change
6
4
2
0
-2
-4
-6
-8
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The Serra Grande Ore Reserve is sensitive to a reduction in gold price. There is a 3% upside in ounces at a higher Ore Reserve price and a 4% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Marcelo Campos	MAusIMM	328 667	15 years	BA (Geology), MSc
Ore Reserve	Juliano Anjos	MAusIMM	338 347	12 years	BEng (Mining Engineering)

COLOMBIA
Americas




Medellín
1
2
Quibdó
3
Bogotá
Ibagué
Cali
COLOMBIA
O Project
0 200km



Surveying at Gramalote

LEGEND: (1) Gramalote (50%)[(1)] (2) Quebradona (3) La Colosa

[(1)] Gramalote is managed by B2Gold and there was a change in ownership from 51% to 50% in 2020

AngloGold Ashanti Colombia has three greenfields projects: La Colosa, Quebradona and Gramalote.

The Gramalote JV (AngloGold Ashanti, 50% and B2Gold, 50%) is situated in the Department of Antioquia, 124km northeast of Medellin and is currently managed by B2Gold.

Nuevo Chaquiro, wholly owned by AngloGold Ashanti, is a significant copper-gold porphyry located within the Quebradona project. The Quebradona project is situated in the Middle Cáuca region of Colombia, in the Department of Antioquia, 60km southwest of Medellin.

The wholly owned La Colosa project is currently under *force majeure* until the necessary environmental permits are issued.

As at December 2020, the gold Mineral Resource (inclusive of Ore Reserve) for Colombia was 38.5Moz (2019: 38.5Moz) and Ore Reserve was 4.2Moz (2019: 4.3Moz). The copper Mineral Resource for Colombia was 9,677Mlb (2019: 9,677Mlb) and Ore Reserve was 3,105Mlb (2019: 3,068Mlb).

Gold

Inclusive Mineral Resource



1.1Moz (3%)
Measured

28.4Moz (74%)
Indicated

9.0Moz (23%)
Inferred

Exclusive Mineral Resource



25.2Moz (74%)
Indicated

9.0Moz (26%)
Inferred

Ore Reserve



4.2Moz (100%)
Probable

COLOMBIA CONTINUED
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Copper

Inclusive Mineral Resource



1,406Mlb (15%)
Measured

3,981Mlb (41%)
Indicated

4,290Mlb (44%)
Inferred

Exclusive Mineral Resource



2,319Mlb (35%)
Indicated

4,290Mlb (65%)
Inferred

Ore Reserve



3,105Mlb (100%)
Probable



Gramalote Central pit area

GRAMALOTE
Americas

Introduction

Property description	Gramalote is a JV between AngloGold Ashanti (50%) and B2Gold (50%), with B2Gold being the manager, through the operating company Gramalote Colombia Limitada. The project's Mineral Resource comprises ounces from three orebodies, namely Gramalote Central, Monjas West and Trinidad.
Location	The Gramalote property is located near the towns of Providencia and San Jose del Nus within the municipality of San Roque, northwest Department of Antioquia. It is approximately 230km northwest of the Colombian capital of Bogota and 124km northeast of Medellin, which is the regional capital of the Antioquia Department.
History	The region encompassing Gramalote has a long history of artisanal gold mining. Gramalote has had small scale artisanal mining for several decades prior to exploration work and the discovery by AngloGold Ashanti. Development of the Gramalote project commenced with a scoping study in 2009. A number of studies followed, leading to the submission of a PFS in late 2013 which at that stage did not meet AngloGold Ashanti's investment hurdles. From 2014 to 2017, intensive work was undertaken by all technical disciplines to identify ways to improve the project economics. The main changes were an improved orebody model, grade streaming to increase the feed grade in the early years, and early treatment of oxide ore that overlies the main sulphide Mineral Resource. An enhanced PFS report was completed in September 2017, which supported the reporting of a maiden Ore Reserve. In 2019, further geological refinement improved the project economics. The project has now progressed to FS stage. An infill drilling campaign was launched in late 2019 and continued in 2020. Results to this are currently being modelled and an updated Mineral Resource and Ore Reserve are expected during 2021. Prior to 2020, AngloGold Ashanti was the 51% holder of the JV and the manager of the project, however with the 2019/2020 drilling programme, B2Gold earned in a 50% shareholder stake and became the manager of the project.
Legal aspects and tenure	Gramalote comprises one integrated exploitation concession and one exploration concession which was granted in June 2019. The first, the 14292 concession totalling 8,720.71ha, expires on 3 April 2043 and contains the Gramalote and Monjas anomalies. The second is the 4894 concession which is 2,292.81ha and hosts the Trinidad anomaly. In 2016, the project received its environmental and construction permits to operate for the LOM. According to Colombian mining law, the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. Under Colombian mining law, producing mines are subject to a federal royalty of 4% on 80% of the value of gold and silver production. Thus Gramalote's net royalty is 3.2% on gold and silver production.
Mining method	Gramalote central is a surface low-grade gold deposit located in Antioquia, Colombia. A PFS concluded that the project is suitable to be mined as a conventional open pit, with a strip ratio of approximately 2.5:1 and an average mining rate of 47Mtpa (max 60Mtpa). The LOM is estimated at 14 years (plus one year of pre-stripping).
Operational infrastructure	Key infrastructure planned includes: TSF, waste rock facility, site water management, a creek diversion, roads and bridges, central workshop, offices and camp, and a process plant. Power is expected to be supplied from the national power grid. Access is through a national road.
Mineral processing	While the metallurgical design may change in the FS, the PFS design is as follows: • Processing by two parallel semi-autogenous grinding streams, one treating 11.3Mtpa of sulphide ore and the other 4.1Mtpa of oxide ore, switching to sulphide once the oxide is exhausted • Gold recovery post milling by flotation and concentrate leach in two separate circuits for sulphides and oxides • Conventional tailings deposition

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Risks

The low-grade Inferred Mineral Resource has low confidence and therefore represents a high-risk part of the Mineral Resource due to the broad drill spacing. As a risk mitigation action, grade control test blocks were drilled to confirm short-scale continuity, mineralisation geometry and geological contacts. In November 2019 a 40,000m drilling programme commenced across the anomalies to reduce risk and verify projected upside. The results of this will be available in during 2021.

Poor digitising practices by the Colombian authorities of the 11 original licences that make up the main mining licence concession (14292), have created slithers of open ground that cross the Gramalote deposit. These have been claimed by a third party (Zonte Metals). While AngloGold Ashanti believe that Zonte does not have a valid claim, Zonte is proceeding with legal action against the Secretaria de Minas (Secretary of Mines) for the Department of Antioquia, for not titling an exploration application for the open ground.

A number of Ore Reserve risks have been recognised, all of which have detailed risk mitigation strategies in place, including:

- Artisanal miners within the project footprint area that are being formalised at arm's length using Government agencies that guide, fund and regulate their activities
- The 2018 baseline study identified 271 social economic units that may have to be relocated and resettled
- The land acquisition process has been successful. A total of ~3,132ha has been acquired (63.6%), 567ha in promise of sale, and 635ha under special acquisition process. The total land pending to be acquired amounts ~590ha (12%)

Map showing Gramalote project planned infrastructure and licenses, with the total mining lease area insert shown in the top right corner



Insert: Total mining lease area
0
0.75
1.5km
to San Roque
4894
Trinidad
Providencia
Gramalote
Monjas
4894
San José del Nus
Cristales
ML 14292
4894
N
0
1
2
3km
Plant centroid co-ordinates
06°30'00"N, 75°00'00"W
Licences
Mining
Exploration Licence
Planned Mine Infrastructure
Pits
Plant
Tailings
Waste Rock Facility
Settlements
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

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Geology

The Gramalote property is located in the northern portion of Colombia's Central Cordillera. The terrain is completely underlain by medium to coarse-grained biotite, hornblende, tonalite and granodiorite of the Cretaceous Antioquia Batholith.

Drilling within an extensive mineral tenement block of some 11,000ha (exclusively retained under licence by the JV) identified three distinct mineral deposits: Gramalote Central, Trinidad, and Monjas West. These all have similar mineralisation and alteration styles, with vertical to sub-vertical mineralised zones extending from tens of metres to over 200m, with variable lengths up to 1km, and extending to depths of several hundreds of metres.

NW-SE Geological cross-section through Gramalote Central pit, elevation in metres AMSL


NW
SE
800
700
600
500
400
250m
Legend
Soils
Saprolite
Saprolitised Rock
Acid Dykes
Veins & Veinlets
Diorite
Tonalite – Granodiorite

Deposit type

Gramalote is a pluton-related, mesothermal gold deposit genetically related to the host intrusion. The alteration and mineralisation are structurally controlled, restricted to small halos along veins, sheeted veins and stockwork arrays with sulphide content being less than 5%. Observations indicate that the alteration of the host rock is directly related to fluids evolved from the cooling pluton resulting in pegmatites, aplites and K-feldspar alteration.

Mineralisation style

The Gramalote deposit is an intrusive hosted, structurally controlled, quartz stockwork system. Mineralisation is controlled by northeast to southwest trending strike-slip shear zones, north-northwest to south-southeast trending extensional shear zones and dilational fractures. Gold mineralisation is associated with stockwork veining and in particular quartz with fine pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.

Alteration occurs as both broad zones and narrow selvedges around veins. The intensity of the alteration is directly related to both the frequency of veins and their size. The wider the vein, the wider the alteration selvedge, ranging from a few millimetres around isolated veinlets to tens of centimetres around thick veins. In zones of stockwork, or where several veins are close enough to merge their selvedges, the alteration halo is wider. The potassic

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alteration event is associated with Type I and Type II veins and it is characterised by a selvedge of K-feldspar with disseminated pyrite. The white-mica event is characterised by a less pervasive distribution than the potassic event and it is restricted to selvedges of a few centimetres wide around the Type III veins (quartz, calcite, white mica, pyrite and chalcopyrite). It is not associated with wide veins, and it does not carry high gold grades.

Mineralisation is closely linked to alteration and is structurally controlled. The mineralisation is vein hosted, either in sheeted veins or in local stockworks. Three stages of mineralisation are identified and associated with vein and alteration types:

- Quartz-calcite-pyrite is an assemblage of fine-grained quartz and calcite with very fine-grained pyrite. This vein type generally does not contain gold
- Quartz-pyrite-chalcopyrite gold is the most important gold host, typically associated with K-feldspar (potassic) selvedges where gold occurs within fractures in pyrite, along with chalcopyrite
- Quartz-calcite-white mica selvedges where veining is commonly barren but can show moderate gold grades (up to 20g/t)

Mineralisation characteristics

Gold mineralisation is associated with three overprinting, texture destructive, alteration assemblages including potassic, quartz-sericite and sericite-carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine-grained pyrite, quartz-carbonate veinlets and quartz veinlets with granular pyrite. The saprolite (oxide) and saprock (transition) portions of the deposit constitute a small percentage of the mineralisation. Saprolite thickness is variable from 5 to 30m with an average thickness of 15m.

Petrographic work indicates the gold occurs as five to 20 micron sized particles associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite ($PbCuBIS_3$) and matildite ($AgBIS_2$)). The silver to gold ratio is approximately 1:1.

Exploration

Exploration by AngloGold Ashanti between 2003 and 2007 comprised both regional exploration programmes as well as DD in the main Gramalote Central area. Surface mapping and rock and soil sampling identified an exploration target extending over an area of more than 1km² centred around Gramalote Ridge. This mineralisation is contained within numerous tens-of-metre sized, structurally-related corridors which commonly contain mineralisation exceeding 1g/t gold. Regional exploration programmes involving infill soil geochemistry, surface trenching, and mapping and sampling, were carried out on several targets adjacent to Gramalote Ridge.

Highlights from the exploration work to date on the Gramalote property include the declaration of a Mineral Resource in 2007 and an Ore Reserve in 2017, as well as encouraging drill results from the outside targets which indicate the potential for a larger Mineral Resource.

Exploration drilling has been carried out on six drill targets located within 4km of the current Gramalote Central Mineral Resource including Monjas West, Trinidad, Topacio, Monjas East, La Maria and El Limon, with the aim of adding new Inferred Mineral Resource. All of these targets have similar geological, alteration and mineralisation characteristics to Gramalote Central. Prior to 2019, a total of 169km of drilling had been done on the lease of which 108km was in the main Gramalote deposit, and 32km in the satellite deposits of Trinidad and Monjas West. During the 2020 drilling exercise, a further 50km of drilling took place, 44.6km in Gramalote main and 5.5km in the satellite deposits.

A total of 11,380m of sterilisation drilling was carried out from 2012 to 2017 to confirm the absence of potential mineralisation in areas where key infrastructure is located. Key locations sterilised are the tailings dam, waste dumps as well as La Maria and San Antonio plant site locations. No significant mineralisation was identified in these areas. In addition to this, an extensive RC drilling campaign was conducted to validate the UC estimation technique and completed approximately 14,000m of RC drilling on Gramalote Hill (180 drill holes drilled at an average depth of ~80m). The drilling was done on three platforms of approximately 200 x 100m each, on a drilling pattern of 12.5 x 12.5m (spacing simulates a grade control block that might be used during the mine operation).

The 2020 drilling campaign is in the process of being modelled and will result in an updated Mineral Resource and Ore Reserve in 2021.

Projects

A successful PFS was completed in 2017, which supported the reporting of a maiden Ore Reserve. A SAMREC Table 1 was compiled in 2017 and can be found on the Company's website. Additional optimisation studies were undertaken in 2019. Drilling at the main Gramalote deposit to support a FS commenced in late 2019 and ran into 2020. The FS study, which is still running, is expected to be completed in 2021 and an updated Mineral Resource and Ore Reserve will be issued in association with the study.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	–	–	–	–	–	–
Indicated	50 x 50	✓	–	–	–	–
Inferred	100 x 100	✓	–	–	–	–
Grade/ore control	12.5 x 12.5	–	✓	–	–	–

The classification of the Mineral Resource was done by AngloGold Ashanti's internal 15% error with 90% confidence rule using conditional simulation.

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Access trail to Gramalote Central drill rig

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Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Gramalote Central (oxide)	Measured	–	–	–	–
	Indicated	3.42	0.60	2.06	0.07
	Inferred	6.48	0.55	3.55	0.11
	Total	**9.90**	**0.57**	**5.60**	**0.18**
Trinidad (oxide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	8.99	0.55	4.91	0.16
	Total	**8.99**	**0.55**	**4.91**	**0.16**
Monjas West (oxide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	2.67	0.51	1.37	0.04
	Total	**2.67**	**0.51**	**1.37**	**0.04**
Gramalote Central (sulphide)	Measured	–	–	–	–
	Indicated	77.87	0.76	59.09	1.90
	Inferred	15.86	0.58	9.13	0.29
	Total	**93.73**	**0.73**	**68.21**	**2.19**
Trinidad (sulphide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	17.56	0.41	7.27	0.23
	Total	**17.56**	**0.41**	**7.27**	**0.23**
Monjas West (sulphide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	11.02	0.57	6.32	0.20
	Total	**11.02**	**0.57**	**6.32**	**0.20**
Gramalote	**Total**	**143.87**	**0.65**	**93.69**	**3.01**

The 2019 Mineral Resource is used for the 2020 publication as the updated Mineral Resource model is expected in early 2021. This includes using the 2019 Mineral Resource gold price of US$1,400/oz.

Estimation

For the 2017 PFS, results from approximately 145,000m of drilling (87,900m at Gramalote Central, 11,250m at the Trinidad area and 17,850m at Monjas West area) were used to support the estimation of the Mineral Resource. Mineral Resource modelling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades were composited to 2m down-hole intervals and outliers were capped based on the distribution observations using probability plots for each estimation domain. LUC was used to estimate block grades and quantify the effect of selective mining.

In 2019, an updated Mineral Resource model was generated for the main Gramalote orebody and this incorporated the new grade control information.

Grade tonnage curve


Gramalote
Surface (metric)
Tonnes above cut-off (millions)
450
400
350
300
250
200
150
100
50
0
0.0
0.5
1.0
1.5
2.0
Cut-off grade (g/t)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Average grade above cut-off (g/t)
Tonnes above cut-off
Average grade above cut-off

"Drilling at the main Gramalote deposit to support a FS commenced in late 2019 and ran into 2020."

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Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Gramalote	Measured	–	–	–	–
	Indicated	18.83	0.40	7.54	0.24
	Inferred	62.59	0.52	32.55	1.05
	Total	**81.41**	**0.49**	**40.09**	**1.29**

The exclusive Mineral Resource includes the Gramalote Central, Trinidad and Monjas West Inferred Mineral Resource and a portion of the Indicated Mineral Resource not included in the Gramalote Central designed pit but still held within the Mineral Resource shell.

Year-on-year changes in Mineral Resource


Gramalote
Total (Moz)
Ounces (millions)
3.10
3.05
3.00
2.95
2.90
3.07
0.00
(0.06)
3.01
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2020

There is no change in the year-on-year Mineral Resource. There was a change in ownership from 51% to 50%.

Inclusive Mineral Resource sensitivity


Gramalote
Percentage change
Percentage change
10
5
0
-5
-10
-15
1,200
1,400
1,600
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

As a low-grade deposit, Gramalote is very sensitive to a drop in gold price. There is a 7% upside in ounces at a higher Mineral Resource price and 9% downside in ounces at a lower Mineral Resource price. The Mineral Resource sensitivity uses 2019 prices – i.e. US$1,200/oz, US$1,400/oz and US$1,600/oz.

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Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Gramalote Central (oxide)	Proved	–	–	–	–
	Probable	2.91	0.68	1.97	0.06
	Total	**2.91**	**0.68**	**1.97**	**0.06**
Gramalote Central (sulphide)	Proved	–	–	–	–
	Probable	59.55	0.87	51.63	1.66
	Total	**59.55**	**0.87**	**51.63**	**1.66**
Gramalote	**Total**	**62.46**	**0.86**	**53.60**	**1.72**

Only Gramalote Central is considered for the Ore Reserve statement. The Ore Reserve is the same as quoted in 2019 as updates are yet to be completed.

Estimation

The Gramalote pit was designed based on input parameters supported in the PFS and includes all mining infrastructure. The design was scheduled and financially modelled to obtain the Ore Reserve.

Ore Reserve modifying factors

as at 31 December 2020	Gold price US$/oz	Exchange rate US$/COP	Cut-off grade g/t Au	RMF % (based on tonnes)	RMF % (based on g/t)	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Gramalote Central (oxide)	1,100	2,900	0.16	100.0	100.0	100.0	100.0	100.0	83.9
Gramalote Central (sulphide)	1,100	2,900	0.22	100.0	100.0	100.0	100.0	100.0	95.0

The 2019 price of US$1,100/oz was used for the Gramalote Ore Reserve.

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Gramalote Central (oxide)	3.72	0.63	2.35	0.08
Gramalote Central (sulphide)	5.47	0.62	3.40	0.11
Total	**9.19**	**0.62**	**5.75**	**0.18**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the 15-year business plan consists of extensions of all geological domains, in support of extending the 14-year Ore Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 10% of the business plan in the Ore Reserve period. No Inferred Mineral Resource is considered in Ore Reserve reporting.

"The FS study, which is still running, is expected to complete in 2021 and an updated Mineral Resource and Ore Reserve will be issued in association with the study."



Exploration drilling at Gramalote Central

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Year-on-year changes in Ore Reserve


Gramalote
Total (Moz)
Ounces (millions)
1.80
1.75
1.70
1.65
1.60
1.55
1.50
1.76
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
(0.03)
1.72
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

There is no change in the Ore Reserve year-on-year. There was a change in ownership from 51% to 50%.

Ore Reserve sensitivity


Gramalote
Percentage change
Percentage change
6
4
2
0
-2
-4
-6
1,000
1,100
1,200
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

Gramalote is insensitive to a change in the Ore Reserve gold price. There is a 1% upside in ounces at a higher Ore Reserve price and 1% downside in ounces at a lower Ore Reserve price. The Ore Reserve sensitivity uses 2019 prices – i.e. US$1,000/oz, US$1,100/oz and US$1,200/oz.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Tom Gell	FAusIMM	211 795	29 years	BSc Hons (Geology), BSc (Geology)
Ore Reserve	Romulo Sanhueza	MAusIMM	211 794	23 years	BSc Eng (Mining)

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Exploration drilling at Trinidad

LA COLOSA
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Introduction

Property description	La Colosa is an exploration project that is wholly owned by AngloGold Ashanti. It is in its fourth year of *force majeure* and as a result the project is on hold.
Location	The project is located 150km west of the Colombian capital city, Bogota, and 30km west of the major town of Ibague, which is the capital of the Tolima Department and the location of local government entities monitoring the project.
History	Mineralisation at La Colosa was discovered by AngloGold Ashanti's Colombian greenfields exploration team in 2006. Drilling commenced in 2007 and a conceptual study was completed in 2008.
Legal aspects and tenure	Colombian mining law concerning duration of tenure states that the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation, construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. The La Colosa exploration permits (originally consisting of permits EIG-163, EIG-166, EIG-167, GLN-09261X, HEB169 and GGF-151) have been consolidated so that the property now comprises of only one exploration permit, namely EIG-163 which totals 9,210ha. The combined lease is in its fourth year of exploration and it expires on 28 February 2037.
Mining method	The project is still under development and a number of options were being investigated before *force majeure* was declared. There is no Ore Reserve declaration for the La Colosa project at present.
Operational infrastructure	Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, and office and surface infrastructure for pre-logging and organisation of the drilling core. There is a core shed facility in the city of Ibague where geological and geometallurgical logging are performed. However, all work has stopped.
Mineral processing	The project is currently at an early stage however flotation of sulphide ore is being considered as a treatment option.
Risks	The La Colosa project is currently at an early stage and has identified a number of possible technical options, all of which are capital intensive. The political risks associated with the mining industry in Colombia, specifically in the Tolima Department, must also be considered. The delineation of the Los Nevados Páramo by Resolution 1987 is considered a risk to the Mineral Resource and is currently being contested. This puts 13.99Moz of Mineral Resource at risk. The failure to grant environmental permits for site operations has hampered progress and it is the reason that *force majeure* was accepted by the government.

Geology

Deposit type

The La Colosa project is centered on a late Miocene (8.1Ma) multi-phase diorite porphyry gold complex intruded into reduced Paleozoic metasedimentary rocks. Although the porphyry system is generally copper-poor, a 0.1 to 0.2% copper anomaly associated with molybolenum (>150ppm) occurs laterally and at depth. The highest grade gold mineralisation is closely associated with a suite of early porphyry intrusions/breccias with potassic, sodic-calcic alteration, high intensity of gold sulphide veinlets, and sulphur values generally exceeding 2.5%. The multiphase diorite porphyry gold complex can be divided into three phases (early, intermineral and late) and is elliptical in shape with a known maximum north-south extent of at least 1,200m. The complex strikes N10W with a dip of 75° east-northeast, with the contacts to the surrounding country rock mostly structurally bound. Intermineral and late dacitic dykes extend both north and south into the foliated schistose hornfels.

Previous extension drilling has better defined the porphyry contacts and high-grade mineralisation along structural corridors. Additional upside for mineralisation occurs to the northwest of the porphyry.

Mineralisation style

Preliminary studies on the mineralogy, fluid inclusion assemblages and geochemistry indicate that a younger hydrothermal event overprints a previous porphyry style mineralisation event. These younger veinlets consist of quartz (colloform-crustiform texture) together with adularia and gold with narrow alteration halos of illite, sericite and carbonates. A distinct temperature-salinity environment marks this high-grade ore zone (greater than 2g/t gold average), which is spatially and genetically controlled by a north-trending corridor of tension gashes, crossing the magmatic complex and extending towards the metamorphic rocks in the northern areas.

Mineralisation characteristics

Three types of porphyry-style hydrothermal alteration are associated with the magmatic activity:

- Potassic alteration (mainly secondary biotite), which occurs as pervasive replacement of ferromagnesian minerals and host rock matrix in the early and intermineral phase intrusions
- Sodic-calcic alteration (albite-actinolite-epidote), which is confined to centimeter scale patches in the early and intermineral stage rocks Propylitic alteration (chlorite-epidote-albite-carbonates) within the late magmatic stage

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Map showing La Colosa project planned pit and licenses



to Calarca
La Linea Tunnel
Tunnel de La Linea exclusion zone
EIG-163
Cajamaca
Licences
Exploration
Planned Mine Infrastructure
Ore limit (0.5 ppm Au)
Pits
Roads
Main
Secondary
Tunnel
Settlements
Villages
N
Pit co-ordinates
4°27'47"N, 75°29'31"W
0 1 2 3km

- Multiphase silicification occurs within the schistose metamorphic rocks. Six major types of veinlets have been identified at the La Colosa project area which occur in both magmatic and metamorphic rocks. The veinlet sequence is (from oldest to youngest): EB-type, A-type, M-type, S-type, D-type, and CC-type.

Exploration

A total of 148,062m has been drilled to date. Three additional compliance drill holes (800m) and one geotechnical-hydrogeology drill hole was completed in 2017 before activities were suspended in early 2017.

Geometallurgical studies related to comminution modelling focused on obtaining hardness parameters have been undertaken while additional metallurgical comminution tests have been carried out for poorly represented areas. This metallurgical data has been correlated with multi-element assay and spectral mineralogical data to obtain proxies for metallurgical parameters. Some 43,529m (153 drill holes) have been spectrally scanned using a sisuMobi system equipped with a red-green-blue (RGB) camera and a shortwave infrared camera.

Projects

All project work has been stopped and the company applied for *force majeure* which was granted by the government. It was on that basis that the environmental permits were unduly delayed, as was permission to work in the area around the La Linea tunnel.

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W-E Geological cross-section through La Colosa, elevation in metres AMSL


W
E
N-trending extensional faults
3,000m
2,250m
Ns1 Fault
La Ceja Fault
La Colosa Fault
750m
493900mN
Legend
Pyroclastic fall deposits
Late magmatic rocks
Intermineral magmatic rocks
Early magmatic rocks
Schistose wallrock
ore zone
0.5g/t au, 1.5g/t au, 2.0g/t au

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	–	–	–	–	–	–
Indicated	75 x 75	✓	–	–	–	–
Inferred	100 x 100	✓	–	–	–	–
Grade/ore control	–	–	–	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Open pit	Measured	–	–	–	–
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
La Colosa	**Total**	**1,051.38**	**0.84**	**881.17**	**28.33**

Estimation

At La Colosa, approximately 148,062m of drilling supports the estimation of an Indicated Mineral Resource. Gold grades were estimated using ordinary kriging, which was performed into a block size of 50 x 50 x 10m using wireframed lithological domains in a grade-based mineralisation envelope. Estimates were also undertaken for the waste surrounding the mineralisation.

All available geological drill holes, surface sampling and mapping information was validated and used in the modelling process. The La Colosa Mineral Resource is reported at a cut-off grade of 0.35g/t and it has been classified on the basis of kriging variance related to drill hole spacing.

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Grade tonnage curve


La Colosa
Surface (metric)
Tonnes above cut-off (millions)
1,750
1,500
1,250
1,000
750
500
250
0
Average grade above cut-off (g/t)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.0
0.2
0.4
0.6
0.8
1.0
1.2
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off



Outcrop of Saprolite at La Colosa

Exclusive Mineral Resource

The La Colosa project currently does not have any declared Ore Reserve and the exclusive and inclusive Mineral Resource numbers are therefore identical.



View of El Descanso

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Year-on-year changes in Mineral Resource


La Colosa
Total (Moz)
Ounces (millions)
30
29
28
27
26
25
24
23
28.33
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
28.33
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

There were no year-on-year changes in Mineral Resource.

Inclusive Mineral Resource sensitivity


La Colosa
Percentage change
Percentage change
6
4
2
0
-2
-4
-6
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

La Colosa is a high tonnage, low-grade Mineral Resource which is insensitive to gold price. There is a 1.7% upside in ounces at a higher Mineral Resource price and 2.1% downside in ounces at a lower Mineral Resource price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Pablo Noriega	MAusIMM	315 688	22 years	BSc Hons (Geology)

"La Colosa is an exploration project that is wholly owned by AngloGold Ashanti. It is in its fourth year of force majeure and as a result the project is on hold."

QUEBRADONA
Americas



Exploration field work at Quebradona

QUEBRADONA CONTINUED
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Introduction

Property description	The Quebradona project was previously a JV between AngloGold Ashanti and B2Gold, and completed a conceptual study (2016) as well as a PFS (2018), which supported the reporting of a maiden Ore Reserve. The project has progressed to a FS, which is expected to be completed in 2021. During 2019, B2Gold participation dropped below 5% which triggered AngloGold Ashanti becoming the 100% owner. Five main targets have been identified in the exploration work, namely Nuevo Chaquiro, Aurora, Tenedor, Isabela and La Sola. Nuevo Chaquiro is the most advanced of the targets and the sole mineral deposit considered in the FS and licensing process. Nuevo Chaquiro, a significant copper-gold porphyry-style mineralised system, is one of five known porphyry centres on the property and has been the focus of exploration activities since the beginning of 2011 with more than 75km of drilling. Quebradona will be a copper mine with gold and silver as by-products.
Location	The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, 60km southwest of Medellin.
History	Exploration was carried out from 2004 by AngloGold Ashanti and then from 2006 to 2009 by B2Gold. In 2010 AngloGold Ashanti took management control and focused its exploration effort on Nuevo Chaquiro. In 2014 a conceptual study was initiated which resulted in a declaration of a maiden Mineral Resource in that year. A PFS was completed in January 2019 with the FS expected to be completed in 2021.
Legal aspects and tenure	Quebradona comprises one tenement (5881) which is the result of the integration of the five original tenements (5869, 6318, 6359, 7579 and 5881). The integrated tenement 5881 was issued on 9 December 2016 and totals 7,593ha and is valid until May 2037.
Mining method	The 2019 PFS concluded that sub-level caving is the preferred mining method with the FS scheduled for completion in early 2021. The Nuevo Chaquiro deposit is a medium to large, steeply-dipping, competent rock mass with higher-grade material located at the top of the deposit which is approximately 400m below surface. The grade profile reduces with depth, thus making exploitation of the deposit amendable to sub-level caving being a top down mining method. Drill and blast methods will be used to fracture the orebody commencing at the top and sequentially moving downwards with an inter-level spacing of 27.5m from 425m below surface to 950m below surface.
Operational infrastructure	The project is close to existing highway, state and rural roads, and high voltage/medium voltage power infrastructure. The planned underground infrastructure consists of an adit to access the orebody and number of internal vertical ore passes that gravity feeds to the main ore transfer level. The material will be transferred to the main internal crusher by load and haul dump vehicles. Crushed material will then be transferred downhill to surface via a 6km conveyor, in a dedicated adit to a single coarse ore stockpile.
Mineral processing	FS level test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing a copper/gold concentrate. The concentrate is clean and free of deleterious elements which would attract smelter penalties. The processing circuit includes primary crushing underground, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (Cu, Au, Ag as well as pyrite), followed by regrinding the concentrate and cleaning using a mix of column and mechanically agitated cells. The pyrite in the ore mostly reports to the cleaner circuit tail and will be stored in a lined and eventually sealed impoundment within the TSF, ensuring that the bulk high volume rougher tail cannot produce acid drainage. The Quebradona process plant will be designed to treat approximately 6.2Mtpa underground ore to produce copper concentrate over a 23-year operating period with molybdenum being present in the ore but will not initially be recovered to a saleable product; however, there is provision of space in the processing area for a molybdenum plant in the future.
Risks	Several risks have been identified which, if properly managed, can be mitigated. Geological risk is considered low to moderate due to variability in copper grade being low, with high continuity. Security risk is considered low while Nuevo Chaquiro has a moderate seismic risk. Approximately 89% of the extracted material mined within the LOM mining plan is classified as Indicated Mineral Resource. Two independent external reviews (geotechnical and mining) undertaken in 2020 found no fatal flaws and the selected sub-level caving mining method appropriate for the geometry and mineralisation type.

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Map showing Quebradona project planned infrastructure and licences


Licences
Exploration
Exploration application
Planned Mine Infrastructure
Envelope 0.45% Cu
Tunnel
Settlements
Villages
Roads
Secondary
Licence 5881 centroid co-ordinates
5°44'28"N. 75°45'535"W
LHJ-15051
TK7-08021
SDO-08122
LHJ-15053X
Jerico
5881
Corregimiento
de Palermo
N
0
1
2
3km

Geology

The geology of Nuevo Chaquiro consists of a volcanoclastic sequence of Miocene age (ash, tuffs, agglomerates and andesites) intruded by small dykes of diorite and quartz diorite, also of Miocene age. These host rocks are intruded by different pulses of mainly medium to fine grained quartz diorites. The majority of the intrusives do not outcrop. These intrusive rocks are categorised as pre-mineral, early, intra-mineral and late, according to cross-cutting interrelationships, spatial occurrence and copper-gold values. The alteration develops a well zoned porphyry system type with alteration of different temperatures from propylitic, sericitic, chloritic-sericitic, potassic to calcic-potassic assemblages. Higher-grade copper gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite, persisting over a vertical interval of 500m.

Deposit type

Nuevo Chaquiro is a typical porphyry copper deposit with large tonnes and low-grade with gold, molybdenum and silver by-products.

The structural setting facilitated the rise of intrusive bodies through the volcaniclastic sequence of the Combia formation. The intrusives did not reach surface and remain as a blind deposit despite erosion acting for a significant period.

Mineralisation style

The Nuevo Chaquiro deposit consists of Miocene-aged diorite, quartz diorite dykes and thin vertical stocks intruding a thick succession of andesitic tuffs and volcaniclastic rocks of the Miocene-age (6 to 10Ma) belonging to Combia formation, which fills a large pull-apart basin within the prospective middle Cauca belt of central Colombia. Depth to mineralisation from the surface is around 150 to 400m from northeast to southwest. Typical copper porphyry alteration zonation is evident with a high temperature, potassium silicate central zone (biotite, magnetite, chalcopyrite, and molybdenite), which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is also an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser copper, gold and molybdenum values.

Mineralisation characteristics

The intrusive complex can be categorised as pre-mineral, early, intra-mineral and late, based on cross-cutting relationships, localities, spatial occurrence and copper-gold values. An early dyke is located in the eastern part of the deposit and is the main supplier of heat and hydrothermal fluids that caused the mineralisation event. In the central area abundant intra-mineral diorite and quartz diorites are found, of which a classic ore shell of lower-grade

QUEBRADONA CONTINUED

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mineralisation is associated with these intrusions. Higher-grade copper-gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite which extends over a vertical interval of 500m. The majority of the intrusive rocks do not outcrop.

The mineralised zone is characterised by fine stockwork, disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite.

Traces of bornite and cubanite have been locally observed in amounts less than 0.1% volume. Other sulphides include pyrite and pyrrhotite in specific areas. Gold and silver correlate well with copper with gold grains dominantly occurring on the margins of sulphide grains within chalcopyrite.

Exploration

The FS geological model used updated estimation boundaries, a soft boundary approach to estimation and updated Mineral Resource categories based on conditional simulation. Furthermore, the FS used updated geometallurgy, geotechnichal parameters, hydrogeology and geological information in potential infrastructure sites (based on drill holes and test pits), structural geology and a revision of the estimated mineralisation endowment.

Projects

The PFS and SAMREC Table 1 were completed in 2018. The FS is expected to be completed in 2021.

WSW-ENE Geological cross-section through Nuevo Chaquiro, elevation in metres AMSL


WSW
ENE
Elevation mamsl
2,000
1,800
1,600
1,400
1,200
1,000
800
600
600m
Geology
Intramineral
Mineral
Tuff
Premineral
Cu ore zone
1.0%,0.45%,0.1%
Alteration
Calc-pot
Sericite chlorite alteration
Propylitic
Potassic
Sericite alteration

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	30 x 30	✓	–	–	–	–
Indicated	60 x 60	✓	–	–	–	–
Inferred	120 x 120	✓	–	–	–	–
Grade/ore control	–	–	–	–	–	–

Drill hole spacing over the project is variable as it is influenced by environmental and social considerations. Where possible, multiple drill holes are conducted from the same drill pad to minimise the impact on the environment. Drilling at Quebradona varies from a 50 x 50m grid in the central part and 100 x 100m to 120 x 120m in the adjacent low-grade Inferred Mineral Resource areas. Due to having multihole platforms with angled drilling, the spacing in the upper 300m is tighter than in the deeper portions.

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Estimation

Copper, gold, silver, molybdenum, arsenic and sulphur grades were estimated using ordinary kriging into a 40 x 40 x 20m block model. Grades were estimated within grade-based 3D wireframe boundaries for copper and gold grades with separate domains for molybdenum and sulphur. The 2019 model maintains the same geological units but uses new grade envelopes of 1.0 and 0.1% copper content with soft boundaries as estimation units. There were no changes or updates to the 2020 Mineral Resource model.

Drill hole data was composited to 4m down-hole lengths prior to estimation and extreme values were capped. Estimation was into homogeneous geological domains using ordinary kriging with an 18m soft boundary. Classification was guided by conditional simulation.

Grade tonnage curve (copper)


Quebradona
Underground (metric)
606
531
456
381
306
231
156
81
6
Tonnes above cut-off (millions)
0.00
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
Cut-off grade (%)
3
2
1
0
Average grade above cut-off (%)
Tonnes above cut-off
Average grade above cut-off

Ore Reserve

Estimation

The underground Ore Reserve is based on the most economical portions of the Mineral Resource model contained within a predetermined mineable boundary based on price $30/t cut-off grade that considers mining factors and mill recovery assumptions. The mining shapes are based on Indicated Mineral Resource with a portion of external material to provide *in situ* $35/t NSR margin above the $25/t breakeven grade.

The Mineral Resource was tested and was found to have reasonable and realistic prospects for eventual economical extraction.

In 2019, the MSO tool was used to constrain the economic portion of the mineralisation at the Mineral Resource gold price. Mining considered a sub-level cave option followed by a second phase block cave option. An average $45/t *in situ* Net Smelter Return (NSR) results from all material included in the mining shape with at a NSR cut-off value of approximately $27/t. In 2020, the Mineral Resource copper price was kept at the 2019 values and the gold Mineral Resource price increased from US$1,400/oz to US$1,500/oz, which did not significantly change the MSO shape. The same Mineral Resource as 2019 is thus quoted in 2020.



Exploration field work

Ore Reserve modifying factors

as at 31 December 2020		Copper price US$/oz	Exchange rate US$/COP	Cut-off grade	Dilution %	Grade dilution	MCF %	MetRF %
Nuevo Chaquiro	Copper	2.65	3,414	$30/t	11.97	0.81%	100.0	93.6
	Gold	–	–	–	11.97	0.41g/t	100.0	58.6
	Silver	–	–	–	11.97	4.35g/t	100.0	83.6

The Quebradona FS is scheduled for completion in early 2021 and has no historical information for reconciliation. The only modifying factors used in the Ore Reserve estimation is dilution and cut-off grade. Other modifying factors such as exchange rate, commodity prices and metallurgical recovery are relevant to material flow post-processing for estimating the initial cut-off grades and Ore Reserve estimated financial evaluation process, where dilution tonnes are assigned a zero grade value (dilution metal content is excluded in the Ore Reserve financial estimation process).

QUEBRADONA CONTINUED
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Copper
Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Nuevo Chaquiro	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
Quebradona	**Total**	**602.10**	**0.73**	**4.39**	**9,677**

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Quebradona	Measured	–	–	–	–
	Indicated	150.43	0.70	1.05	2,319
	Inferred	340.43	0.57	1.95	4,290
	Total	**490.86**	**0.61**	**3.00**	**6,609**

Contained copper and gold within the Ore Reserve excludes the contained metal in the planned extraction of the 12.2Mt of dilution material.*

Mineral resource below infrastructure resource
All of the Mineral Resource is below infrastructure.

Year-on-year changes in Mineral Resource


Quebradona
Total (Mlb)
Pounds (millions)
9,800
9,700
9,600
9,500
9,400
9,300
9,200
9,677
0
9,677
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2020

There were no changes to the Mineral Resource between 2019 and 2020.*



Exploration drill hole core

Comments are also applicable for gold tables and graphs on the subsequent pages.

QUEBRADONA CONTINUED

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Inclusive Mineral Resource sensitivity


Quebradona
Percentage change
Percentage change
40
30
20
10
0
-10
-20
2.80
3.30
3.80
Mineral Resource price ($/pound)
Tonnes
Pounds
Grade

The Quebradona Mineral Resource is very sensitive to an increase of the copper price. There is a 15% upside in pounds at a higher copper Mineral Resource price and 4% downside in pounds at a lower copper Mineral Resource price. However, the current output is constrained by tailings capacity.

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Nuevo Chaquiro	Proved	–	–	–	–
	Probable	112.72	1.25	1.41	3,105
Quebradona	**Total**	**112.72**	**1.25**	**1.41**	**3,105**

Inferred Mineral Resource in annual Ore Reserve design**

as at 31 December 2020	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Nuevo Chaquiro	12.19	0.81	0.10	217
Total	**12.19**	**0.81**	**0.10**	**217**

***Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan as the sub-level caving mining method is non-selective and requires 12.2Mt of planned dilution of non-indicated Mineral Resource classification to be mined during the entire LOM to extract 100% of the Ore Reserve. This accounts for 7% of total LOM processing tonnes.*

Year-on-year changes in Ore Reserve


Quebradona
Total (Mlb)
Pounds (millions)
3,200
3,150
3,100
3,050
3,000
2,950
2,900
2,850
2,800
3,068
0
0
0
0
0
0
0
37
0
0
3,105
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

Level optimisation work completed during the 2020 FS resulted in a minor change to the copper and gold portion of the Ore Reserve.*

**Comments are also applicable for gold tables and graphs on the subsequent pages.*

QUEBRADONA CONTINUED
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Ore Reserve below infrastructure

All of the Ore Reserve is below infrastructure.

Ore Reserve sensitivity


Quebradona
Percentage change
Percentage change
0
2.25
2.65
3.05
Ore Reserve price ($/pound)
Tonnes
Pounds
Grade

The Ore Reserve estimate is based on the best metal (copper, gold and silver) contained within the mining envelope that aligns with the TSF capacity, and is not sensitive to minor fluctuations in the copper price.

Gold
Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Nuevo Chaquiro	Measured	57.90	0.58	33.84	1.09
	Indicated	203.77	0.47	95.65	3.08
	Inferred	340.43	0.27	92.29	2.97
Quebradona	**Total**	**602.10**	**0.37**	**221.78**	**7.13**



Exploration field work at Quebradona

QUEBRADONA CONTINUED
Americas

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Quebradona	Measured	–	–	–	–
	Indicated	150.43	0.34	50.89	1.64
	Inferred	340.43	0.27	92.29	2.97
	Total	**490.86**	**0.29**	**143.18**	**4.60**

Year-on-year changes in Mineral Resource


Quebradona
Total (Moz)
Ounces (millions)
8.0
7.5
7.0
6.5
6.0
5.5
5.0
7.13
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
7.13
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

Ore Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Nuevo Chaquiro	Proved	–	–	–	–
	Probable	112.72	0.69	77.31	2.49
Quebradona	**Total**	**112.72**	**0.69**	**77.31**	**2.49**

Inferred Mineral Resource in annual Ore Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2020	**million**	**g/t**	**tonnes**	**Moz**
Nuevo Chaquiro	12.19	0.46	5.58	0.18
Total	**12.19**	**0.46**	**5.58**	**0.18**

**Inferred Mineral Resource including lower confidence material*



Geologist logging exploration core

QUEBRADONA CONTINUED
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Year-on-year changes in Ore Reserve


Quebradona
Total (Moz)
Ounces (millions)
2.6
2.5
2.4
2.3
2.2
2.1
2.0
2.53
0.00
0.00
0.00
0.00
0.00
0.00
0.00
(0.04)
0.00
0.00
2.49
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2020

By-products

Inclusive Mineral Resource by-product: silver

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Quebradona	Measured	57.90	6.40	371	11.92
	Indicated	203.77	5.64	1,149	36.93
	Inferred	340.43	4.03	1,372	44.10
	Total	**602.10**	**4.80**	**2,891**	**92.95**

Inclusive Mineral Resource by-product: molybdenum

as at 31 December 2020	Category	Tonnes million	Grade ppm	Contained molybdenum kilotonnes	Contained molybdenum pounds million
Quebradona	Measured	57.90	177	10.23	23
	Indicated	203.77	143	29.14	64
	Inferred	340.43	134	45.76	101
	Total	**602.10**	**141**	**85.13**	**188**

Ore Reserve by-product: silver

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Quebradona	Proved	–	–	–	–
	Probable	112.72	7.23	815	26.19
	Total	**112.72**	**7.23**	**815**	**26.19**

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Pablo Noriega	MAusIMM	315 688	22 years	BSc Hons (Geology)
Ore Reserve	Andrew McCauley	MAusIMM	223 692	16 years	Graduate Dip (Mining)

QUEBRADONA CONTINUED
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Transporting core trays in the warehouse

REGIONAL OVERVIEW
Australia




Darwin
Western
Australia
1
2
Kalgoorlie
Perth
Brisbane
Adelaide
Canberra
Sydney
Melbourne
0
1,000km
● Operation ○ Project

Truck carrying material from the open pit at Sunrise Dam

LEGEND: ❶ Sunrise Dam / Butcher Well (70%) [1] ❷ Tropicana (70%)

[1] Butcher Well has been declared as a Mineral Resource for the first time


Contribution to regional production (%)
54
46
Tropicana
Sunrise Dam

20%

contribution to group production*

**Group production excluding South African Operations*

Key statistics

	Units	2020	2019	2018
Operational performance				
Tonnes treated/milled	Mt	**10.2**	10.1	9.5
Recovered grade	oz/t	**0.054**	0.060	0.065
	g/t	**1.68**	1.87	2.01
Gold production	000oz	**554**	614	625
Total cash costs	$/oz	**968**	730	762
All-in sustaining costs	$/oz	**1,225**	990	1,038
Capital expenditure	$m	**143**	149	156

REGIONAL OVERVIEW CONTINUED

Australia


9.7
Contribution to group Mineral Resource (Moz)
114.8
Australia
Rest of AngloGold Ashanti


3.0
Contribution to group Ore Reserve (Moz)
26.6
Australia
Rest of AngloGold Ashanti

As at 31 December 2020, the Mineral Resource (inclusive of Ore Reserve) for the Australia region was 9.7Moz (2019: 9.0Moz) and the Ore Reserve was 3.0Moz (2019: 3.2Moz).

This is equivalent to 8% and 10% of the group's Mineral Resource and Ore Reserve. Production from Australia was steady at 554koz of gold in 2020, equivalent to 20% of group production*.

AngloGold Ashanti operates two mines and has one new project in Western Australia.

Sunrise Dam, wholly owned by AngloGold Ashanti, is located 220km northeast of Kalgoorlie and 55km south of Laverton. Gold production started at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the cessation of mining in the open pit in 2014. The owner-operated processing plant comprises conventional gravity and CIL circuits, with a flotation and fine grind circuit commissioned in mid-2018 to improve metallurgical recovery.

Tropicana, a JV between AngloGold Ashanti (70% and operator) and IGO Limited (previously Independence Group NL, 30%), is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation poured first gold in September 2013. Tropicana is a large open pit and underground operation with mining carried out by a contract mining company. The processing plant is owner-operated comprising conventional CIL technology and high-pressure grinding rolls for energy-efficient comminution. A second ball mill was added to the grinding circuit in 2018 to optimise the circuit, improve metallurgical recovery and match mine output.

Australia Mineral Resource
per operation/project (Moz)


7
6
5
4
3
2
1
0
0.0
0.3
4.1
4.1
4.9
5.4
Butcher Well
Sunrise Dam
Tropicana
2019
2020

Australia Ore Reserve
per operation/project (Moz)


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.1
1.2
2.1
1.9
Sunrise Dam
Tropicana
2019
2020

Butcher Well, a JV between AngloGold Ashanti (70%) and Saracen Mineral Holdings Limited (Saracen, 30%), is located 20km west of the Sunrise Dam Mine and is considered as a potential satellite operation.

**Group production excluding South African Operations*



Collecting RC drilling samples underground at Sunrise Dam

REGIONAL OVERVIEW CONTINUED
Australia



Boston Shaker open pit at Tropicana

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Australia	Measured	56.95	1.25	71.05	2.28
	Indicated	72.90	1.70	123.85	3.98
	Inferred	46.88	2.30	107.84	3.47
	Total	**176.73**	**1.71**	**302.74**	**9.73**

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Australia	Measured	30.53	1.21	37.01	1.19
	Indicated	45.18	1.40	63.46	2.04
	Inferred	42.36	2.28	96.44	3.10
	Total	**118.06**	**1.67**	**196.91**	**6.33**

Ore Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Australia	Proved	26.42	1.29	34.04	1.09
	Probable	27.72	2.18	60.39	1.94
	Total	**54.14**	**1.74**	**94.43**	**3.04**

SUNRISE DAM
Australia

Introduction

Property description	Sunrise Dam is an underground and open pit operation that is wholly owned by AngloGold Ashanti.
Location	Sunrise Dam is approximately 220km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia.
History	Open pit production began in 1997 and the main pit was completed at a final depth of 500m below surface in 2014. Underground mining commenced in 2003 with a number of different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. In 2020, pre-stripping of the Golden Delicious satellite pit commenced ahead of ore mining commencing in 2021.
Legal aspects and tenure	Sunrise Dam operates within two mining leases covering over 7,800ha, which are in good standing with the expiry dates in 2038. All Mineral Resource, Ore Reserve and mine infrastructure are hosted within lease M39/1116 while lease M39/1117 hosts water extraction infrastructure used to supply the operation with water.
Mining method	Mining at Sunrise Dam consists of both surface and underground operations. Underground mining is carried out by underground mining contractors. Methods employed are domain-dependent and relate to the style of mineralisation. Sub-level open stoping methods are employed in areas where bulk mineralisation occurs (GQ, Cosmo, Dolly, and Vogue orebodies). Other areas (Cos East, SSZ, and Astro orebodies) use narrow open stoping methods. Where possible, all waste from infrastructure development is used to backfill mined stopes. Open pit mining is carried out by open pit mining contractors and is conventional drill and blast, load and haul, with ore stockpiled on surface near the pit crest and overhauled to the ROM pad and the waste material delivered to external waste dumps.
Operational infrastructure	All required surface infrastructure is in place including a fully functional camp, process plant, tailings facility, power plant and reticulation, offices and road system. A gas pipeline delivers gas directly to the on-site power plant. The surface electrical upgrade has been extended to the underground mine with an extra electrical feeder installed. Underground infrastructure currently caters for all ventilation and dewatering needs with provision made in the budget for extensions and upgrades.
Mineral processing	Ore is treated in a conventional gravity and CIL process plant. Installation of a new fine grind and flotation circuit was completed in the second half of 2018. Plant throughput at Sunrise Dam is 4.1Mtpa.
Risks	No material Mineral Resource risks have been identified. The complexity of the Sunrise Dam mineralisation means that the largest risk associated with the estimation of the Ore Reserve linked to the accuracy of the Mineral Resource. Design risk is low as the mining methods have been practised at Sunrise Dam for the past 10 years.

Geology

Deposit type

Sunrise Dam is considered to be a mesothermal gold deposit, typical of many orebodies found in the Archaean greenstone belts of Western Australia.

Mineralisation style

At Sunrise Dam, gold mineralisation is structurally controlled and vein hosted. The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted.

There are three dominant styles recognised:

- Shear-related and high strain e.g. Sunrise Shear Zone
- Stockwork development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g. Cosmo, Dolly and Vogue orebodies
- Placer-style mineralisation hosted within the fluvial sediments

Gold mineralisation at Golden Delicious is hosted by a suite of granitoids, which intrude intermediate to mafic volcanic and volcaniclastic greenschist host rocks. The area has been deeply weathered, partly eroded, and blanketed by transported lateritic gravels.

Mineralisation characteristics

Mineralisation is typically hosted in quartz-carbonate veins and breccias with varying quantities of pyrite and arsenopyrite. Gold occurs as free gold and is also occluded in the sulphides. The gold mineralisation is often associated with strongly altered country rocks proximal to the shear and fracture network that the hydrothermal fluids have passed through.

At Golden Delicious, the majority of the gold mineralisation is hosted within the monzonite and to a lesser extent the syenite and granite. Gold observed in thin section is typically spatially associated with pyrite stringers and as inclusions within altered feldspars or carbonate.

SUNRISE DAM CONTINUED

Australia

Map showing Sunrise Dam infrastructure and licences, with the total mining lease insert shown in the top right corner


Insert: Total mining lease area
0
15
30km
to Laverton
Golden Delicious
Mine village
Cleo Pit
Daniel portal
GQ portal
Cosmo portal
WSZ portal
Watu portal
Lake Carey
M39/1116
N
Licences
Mining
Exploration
Butcher Well JV Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM pad
TSF
Waste dumps
Underground access
Village
Roads
Main
Secondary
Airfield
Lake Carey
Insert
Total mining lease area
Map zoomed area
to Kalgoorlie
0
1
2
3km
Plant centroid co-ordinates
29°05'35"S, 122°26'18"E

SUNRISE DAM CONTINUED

Australia

N-S Long section of Sunrise Dam looking east, elevation in mRL*


North
South
2400mRL
Waste Dump
2000mRL
1500mRL
1000mRL
Sunrise Shear
WSZ
SSZ
Astro
GQ
Elle
WEL
Frankie
Cosmo
Dolly
MWS
Steeps
Cosmo East
Carey Upper
Vogue
Carey Shear
Carey
500 metres

*mRL = 2,420m AMSL

Exploration

The focus of exploration in 2020 has been to build a pipeline of new ore domains through exploration of the Western Ramps target area and to develop the Mineral Resource through defining extensions to known orebodies. The discovery of the Frankie ore domain in early 2020 helped to focus further drilling and has added significant inventory material to the exploration pipeline, and has led to the emplacement of strategic drilling platforms in the northern part of the mine. Incremental additions to the Carey Shear and Vogue orebodies have increased the Mineral Resource in these areas while surface drilling at the Golden Delicious prospect has shown that mineralisation continues down dip from the known Ore Reserve.

Projects

Mining of the Golden Delicious satellite open pit was approved in 2020, with pre-stripping commencing in October. First ore is expected to be mined in the first quarter of 2021.

> *"At Sunrise Dam, gold mineralisation is structurally controlled and vein hosted."*

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blasthole**	**Channel**	**Other**
Measured	10 x 10, 25 x 25	✓	✓	–	–	–
Indicated	40 x 20, 40 x 40	✓	✓	–	–	–
Inferred	40 x 40, 100 x 100	✓	✓	–	–	–
Grade/ore control	6 x 8, 10 x 10	–	✓	–	–	–

SUNRISE DAM CONTINUED
Australia

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Golden Delicious	Measured	1.14	1.28	1.46	0.05
	Indicated	4.75	1.16	5.52	0.18
	Inferred	0.46	0.95	0.44	0.01
	Total	**6.36**	**1.17**	**7.42**	**0.24**
Stockpile (open pit)	Measured	7.29	0.93	6.78	0.22
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**7.29**	**0.93**	**6.78**	**0.22**
Underground	Measured	18.86	1.90	35.79	1.15
	Indicated	23.62	1.90	44.94	1.44
	Inferred	16.27	2.03	33.00	1.06
	Total	**58.75**	**1.94**	**113.73**	**3.66**
Stockpile (underground)	Measured	0.01	2.22	0.03	0.00
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**0.01**	**2.22**	**0.03**	**0.00**
Sunrise Dam	**Total**	**72.41**	**1.77**	**127.97**	**4.11**

The inclusive Mineral Resource includes Measured Mineral Resource stockpiles and all *in situ* Measured, Indicated and Inferred Mineral Resource with grades greater than the Mineral Resource cut-off grade. MSO software, an underground optimisation tool, is used to provide an economic boundary to the Mineral Resource similar to using a Whittle Shell in the open pit environment. The MSO outline takes into consideration mining, geotechnical and economic parameters to produce a shell which identifies the mineable and economic portions of the Mineral Resource at the Mineral Resource parameters. Golden Delicious is reported within a US$1,500/oz whittle optimisation shell.

Estimation

Estimation of the underground Mineral Resource uses the geological model boundaries to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary block kriging is used to estimate the Mineral Resource. High-grade restraining is used to limit the effects of outlier grade values. Dense patterns of underground RC drilling are completed prior to the final mine design, upon which, grade control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope configuration. Mining of the open pit Mineral Resource was completed in early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining. Grades were estimated by means of the conditional simulation geostatistical method.

The Golden Delicious deposit has been estimated using LUC. All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains and this allows for the identification of high-grade outliers. If these values are anomalous to the characteristics of the general population they are then cutback to an appropriate upper limit for the population.



Operations core shed

SUNRISE DAM CONTINUED
Australia

Grade tonnage curves


Sunrise Dam
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Sunrise Dam
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

The underground grade tonnage curves are calculated at a range of cut-off grades within the MSO mining constraint shapes.

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Sunrise Dam	Measured	16.23	1.68	27.19	0.87
	Indicated	19.70	1.60	31.57	1.02
	Inferred	12.21	1.81	22.04	0.71
	Total	**48.14**	**1.68**	**80.80**	**2.60**

The exclusive Mineral Resource includes a large portion of the underground Measured and Indicated Mineral Resource as the material is of a lower grade and therefore fails to meet Ore Reserve cut-off grade requirements. It also includes a small amount of the Golden Delicious Mineral Resource. The entire Inferred Mineral Resource in the underground mine is included in the exclusive Mineral Resource. Much of this Inferred Mineral Resource is located in the deeper parts of the underground mine where drill density is not yet adequate for the Mineral Resource to be considered in the Ore Reserve estimation process.

"All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains."

Mineral Resource below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Sunrise Dam	Measured	–	–	–	–
	Indicated	0.78	1.58	1.24	0.04
	Inferred	7.82	2.16	16.90	0.54
	Total	**8.61**	**2.11**	**18.14**	**0.58**

The Mineral Resource below infrastructure is reported below the 1,350mRL.

SUNRISE DAM CONTINUED
Australia

Year-on-year changes in Mineral Resource


Sunrise Dam
Total (Moz)
Ounces (millions)
4.5
4.4
4.3
4.2
4.1
4.0
3.9
3.8
3.7
3.6
3.5
4.07
(0.34)
0.47
(0.31)
0.23
0.00
0.00
0.00
0.00
0.00
4.11
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

The change in Mineral Resource was largely due to mining depletion and sterilisation whilst increases in the gold price and exploration success resulted in a slight overall increase in the Mineral Resource.



An employee overseeing the thickener tanks

SUNRISE DAM CONTINUED

Australia

Inclusive Mineral Resource sensitivity


Sunrise Dam
Percentage change
30
20
10
0
-10
-20
-30
Percentage change
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

As a low-grade underground mine, Sunrise Dam is highly sensitive to changes in gold price. There is an 11% upside in ounces at a higher Mineral Resource price and a 17% downside in ounces at a lower Mineral Resource price.

Ore Reserve

Ore Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Golden Delicious	Proved	–	–	–	–
	Probable	3.41	1.40	4.76	0.15
	Total	**3.41**	**1.40**	**4.76**	**0.15**
Stockpile (open pit)	Proved	7.29	0.93	6.78	0.22
	Probable	–	–	–	–
	Total	**7.29**	**0.93**	**6.78**	**0.22**
Underground	Proved	3.77	2.67	10.07	0.32
	Probable	5.26	2.69	14.13	0.45
	Total	**9.03**	**2.68**	**24.19**	**0.78**
Stockpile (underground)	Proved	0.01	2.22	0.03	0.00
	Probable	–	–	–	–
	Total	**0.01**	**2.22**	**0.03**	**0.00**
Sunrise Dam	**Total**	**19.74**	**1.81**	**35.77**	**1.15**

Estimation

The underground Ore Reserve has been derived from the Mineral Resource model, with the Proved and Probable Ore Reserve consisting of that part of the Measured and Indicated model deemed to be economically mineable based on reference assumptions such as price, and modifying factors such as dilution, mining losses and mill recovery. The economically mineable shapes derived from the model have been used as the basis of a detailed Ore Reserve LOM plan that is projected to provide a margin on total cost at the reference price. The current LOM strategy at Sunrise Dam is one of growth through exploration, with higher costs considered in the budget than would be necessary in support of an Ore Reserve only mining scenario. As such, the Ore Reserve LOM plan has applied a more appropriate cost profile and included a 3% mill call factor in the economic analysis per budget conditions to demonstrate positive cash flow, with the Company policy on reference price ensuring that each tonne of ore provides a sufficient return to stakeholders.

SUNRISE DAM CONTINUED

Australia

Ore Reserve modifying factors

as at 31 December 2020	Gold price AUD/oz	Cut-off grade g/t Au	Dilution %	Dilution g/t	RMF % (based on tonnes)	MRF % (based on tonnes)	MCF %	MetRF %
Golden Delicious	1,604	0.75	3.0	–	100.0	100.0	100.0	92.0
Stockpile (open pit)	1,604	0.91	–	–	100.0	100.0	100.0	75.0
Underground	1,604	1.60	5.0	1.2	100.0	100.0	100.0	81.9
Stockpile (underground)	1,604	1.60	–	–	100.0	100.0	100.0	81.9

Inferred Mineral Resource in annual Ore Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2020	million	g/t	tonnes	Moz
Golden Delicious	0.02	1.05	0.02	0.00
Underground	1.06	2.87	3.05	0.10
Total	**1.08**	**2.84**	**3.06**	**0.10**

**Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the 10-year business plan consists of extensions of all geological domains, in support of extending the four-year Ore Reserve LOM plan. Ongoing exploratory drilling is planned with the aim of increasing the confidence to Indicated Mineral Resource, with a significant focus in this area over the next two years as part of the growth through exploration strategy.

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 8% of the four-year business plan in the Ore Reserve period.

There is no Inferred Mineral Resource included in the Ore Reserve, and the Ore Reserve provides a cashflow positive mine plan on a stand-alone basis.

Ore Reserve below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2020	Category	million	g/t	tonnes	Moz
Sunrise Dam	Proved	0.28	2.98	0.85	0.03
	Probable	0.74	3.25	2.39	0.08
	Total	**1.02**	**3.17**	**3.24**	**0.10**

Primary contributors to the below infrastructure Ore Reserve are the Vogue and Carey orebodies, with marginal contributions from Astro and GQ. This material is below the 1,350mRL for Vogue, and below the 1,395mRL for Carey.



Front loader at sunset

SUNRISE DAM CONTINUED
Australia

Year-on-year changes in Ore Reserve



Sunrise Dam
Total (Moz)
Ounces (millions)
1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
1.10
(0.26)
0.19
0.02
0.04
0.02
0.00
0.02
0.02
0.01
0.00
1.15
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

Year-on-year changes in Ore Reserve are due mainly to the following:

- Depletion in surface stockpiles and through underground mining
- Increase in the Ore Reserve through continued exploration drilling, and the addition of the Golden Delicious open pit
- Slight increases due to higher reference prices and lower costs than 2020

Ore Reserve sensitivity



Sunrise Dam
Percentage change
Percentage change
10
5
0
-5
-10
-15
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

As a low-grade underground mine, Sunrise Dam is very sensitive to a lower Ore Reserve gold price. There is a 6% upside in ounces at a higher Ore Reserve price and a 12% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Mark Kent	MAusIMM	203 631	23 years	BSc Hons (Geology), MSc (Mineral Resource Evaluation)
Ore Reserve (surface)	Joanne Endersbee	MAusIMM	334 537	11 years	Certificate in Mine Surveying
Ore Reserve (underground)	Cailli Knievel	MAusIMM	205 388	25 years	BEng (Mining Engineering)

BUTCHER WELL
Australia

Introduction

Property description	Butcher Well is a JV with Saracen, (AngloGold Ashanti, 70%, and Saracen, 30%). The JV encompasses two tenement packages, Butcher Well and Lake Carey, covering approximately 339.56 km^2. AngloGold Ashanti also holds a significant tenement package adjacent to the Saracen JV properties. The project is located 20km west of the Sunrise Dam Mine and is considered as a potential satellite operation to it.
Location	The Butcher Well project is located in the Laverton district of Western Australia, 20km southwest of AngloGold Ashanti's Sunrise Dam Mine and 180km northeast of Kalgoorlie. The Sunrise Dam airstrip is approximately 70km by road from the project, with a travel time of approximately 90 minutes on the current road going around the southern part of Lake Carey, which is a large salt lake that covers a part of the western project area. Sunrise Dam lies to the east of the lake and the Butcher Well project on the western shore.
History	The Butcher Well deposits were discovered in the late 1980s by Billiton Australia Gold Ltd., with the original mining leases pegged in 1988. Exploration over the deposits and surrounding area continued into the early 1990s. A mining proposal was submitted in 1993 and a Mineral Resource declared of 255koz gold at 2.9g/t across the Butcher Well, Crimson Bell and Thin Lizzy deposits. In 1994, with the project under a JV between Sons of Gwalia Ltd. and Mount Burgess Gold Mining Company N.L., a study was undertaken by Sons of Gwalia to examine the feasibility of mining and 43koz gold was produced from the Butcher Well, Enigmatic and Hronsky pits. Following the collapse of Sons of Gwalia in 2004, St Barbara Mines acquired all their holdings and sold on the South Laverton assets, including Butcher Well, to Saracen Mineral Holdings in 2006. Saracen continued exploration at Butcher Well, leading to several Mineral Resource and Ore Reserve updates. In 2012 limited open pit mining was completed at Butcher Well with approximately 12koz gold produced from the Sizzler and Old Camp pits.
Legal aspects and tenure	The Butcher Well gold project tenements M39/165, M39/166 and M39/230 are pre-1994 granted mining leases that host a group of gold deposits, including Old Camp, Enigmatic, Hronsky, Enigmatic North, Sizzler, Butcher Well North, Marchaleyo and Jerico. Mining Leases M39/165 and M39/166 have a 21-year life and are held until 2030. Mining lease M39/230 has a 21-year life and is held until 2032. All mining leases are renewable for a further 21 years on a continuing basis.
Mining method	Open pit mining is expected to be conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits. Underground mining is likely to be Transverse Longhole Open Stoping.
Operational infrastructure	Power is likely to be generated on-site via diesel generators. Water can be sourced from the existing flooded pits or bores. Ore material will be trucked to Sunrise Dam via existing secondary roads.
Mineral processing	The Sunrise Dam plant is a conventional gravity and CIL process plant, with fine grind and flotation circuit. Plant throughput at Sunrise Dam is 4.1Mtpa.
Risks	Butcher Well has been the focus of a conceptual study. Further exploration work will be completed in 2021 to further define the mineralisation. The project contains a mix of historical and new drilling. Only areas that have had follow-up drilling by AngloGold Ashanti have been reported in the current Mineral Resource estimate. Further drilling in and around the old open pits is required to confirm the mineralisation, which may represent some upside to the Mineral Resource. The fresh rock in the north of the project area is highly refractory, with low metallurgical recoveries. The detailed Table 1 of the SAMREC Code for Butcher Well has been provided on the AngloGold Ashanti website as a maiden Mineral Resource has been declared for AngloGold Ashanti. No Ore Reserve is currently declared for the project, which is in the early stages of study.

Geology

Deposit type

Butcher Well is located in the Laverton greenstone belt and hosts orogenic style gold mineralisation within a basalt and is spatially associated with syenite dykes.

Mineralisation style

Gold mineralisation within fresh rock principally occurs within steeply dipping northerly-trending panels, occurring in three main domains: Butcher Well in the north, Hronsky-Engimatic centrally, and Old Camp in the south. Supergene gold dispersion and enrichment broadens the mineralised envelope within the saprolite as oxide mineralisation, which has largely been exploited in the historical open pits.

BUTCHER WELL CONTINUED

Australia

Map showing Butcher Well infrastructure and licences showing proximity to the Sunrise Dam operation, with the total mining lease area shown in the top right corner


Insert: Total mining lease area
0
15
30km
to Laverton
Sunrise Dam
to Leonora
Butcher Well
Licences
Mining
Exploration
Butcher Well JV Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM Pad
TSF
Waste dumps
Airfield
Roads
Main
Secondary
Lake Carey
Insert
Total mining lease area
Map zoomed in area
N
0
2
4
6km
Sunrise Dam Plant centroid co-ordinates
29°05'35"S, 122°26'18"E
to Kalgoorlie

BUTCHER WELL CONTINUED
Australia

Mineralisation characteristics

Gold is associated principally with finely-disseminated pyrite and arsenopyrite within the host rock, concentrated within narrow planar zones, rather than in large auriferous quartz veins which is more common in orogenic gold deposits. Fresh-rock mineralisation is associated with host rock brecciation, dense micro-veining, and intense sulphidic alteration with classic lower-greenschist alteration mineralogy: quartz-albite-ankerite-pyrite-arsenopyrite. The mineralised zones often do not host obvious measurable structures such as vein sets or foliation.

Schematic geological long-section of Butcher Well (looking east)



Camp Pit
Enigmatic-Hronsky Pit
Sizzler Pit
Butcher Well Pit
N
500m
Legend
Syenite
Core andesite
Core basalt
Andesite
Tholeitic basalt
0.3g/t Au
Structural trend of mineralisation
Trend of stratigraphy

Exploration

Exploration during 2021 will target extensions to the underground mineralisation in the Camp Zone.

Projects

Butcher Well has been the focus of a conceptual study, and additional drilling will be completed in 2021 to further define the mineralisation and assess the fit of the project into the Sunrise Dam LOM plan.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blasthole	Channel	Other
Measured	–	–	–	–	–	–
Indicated	–	–	–	–	–	–
Inferred	50 x 50, 100 x 100	✓	✓	–	–	–
Grade/ore control	–	–	–	–	–	–

The underground Mineral Resource has been drilled at spacings between 50 x 50m and 100 x 100m. The open pit Mineral Resource contains a mix of historical and new drilling, with some areas containing grade control spacing (at approximately 10 x 10m) and up to 50 x 50m in new areas.

BUTCHER WELL CONTINUED

Australia

Inclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Butcher Well (surface)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.83	1.34	1.10	0.04
	Total	**0.83**	**1.34**	**1.10**	**0.04**
Butcher Well (underground)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	1.95	3.77	7.35	0.24
	Total	**1.95**	**3.77**	**7.35**	**0.24**
Butcher Well	**Total**	**2.77**	**3.05**	**8.46**	**0.27**

The inclusive Mineral Resource for Butcher Well includes areas drilled by AngloGold Ashanti, with several shallow open pit areas, and the underground Camp Zone. The open pits are constrained within a US$1,500/oz whittle shell and the underground Mineral Resource has been constrained within an MSO (floating stope) wireframe above the breakeven cut-off grade, calculated using costs derived from ongoing underground mining at Sunrise Dam.

Estimation

Mineral Resource models for the Butcher Well project have been generated using the geostatistical technique of LUC. The Butcher Well model uses a significant proportion of historical drilling completed by Saracen and previous owners of the deposit, as well as additional drilling completed by AngloGold Ashanti during 2017 and 2018. Only the areas that have had follow up drilling by AngloGold Ashanti are reported in the current Mineral Resource estimate.

Grade tonnage curves


Butcher Well
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
0.00
0.25
0.50
0.75
1.00
1.25
1.50
1.75
2.00
Tonnes above cut-off
Average grade above cut-off


Butcher Well
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

No Ore Reserve has been declared at Butcher Well and therefore the inclusive and exclusive Mineral Resource are the same.

Mineral Resource below infrastructure

All Mineral Resource is considered to be below infrastructure at this point.



Geology reflecting off of the flooded pit

BUTCHER WELL CONTINUED
Australia

> *"Butcher Well has been the focus of a conceptual study, and additional drilling will be completed in 2021 to further define the mineralisation and assess the fit of the project into the Sunrise Dam LOM plan."*

Year-on-year changes in Mineral Resource



Butcher Well
Total (Moz)
Ounces (millions)
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.00
0.00
0.27
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.27
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

This is the first declaration of Mineral Resource for Butcher Well by AngloGold Ashanti.

Inclusive Mineral Resource sensitivity



Butcher Well
Percentage change
Percentage change
60
40
20
0
-20
-40
-60
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is highly sensitive to changes in gold price due to the relatively wide spaced drilling during the early stages of the project.

There is a 26% upside in ounces at a higher Ore Reserve price and a 24% downside in ounces at a lower Ore Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Mark Kent	MAusIMM	203 631	23 years	BSc Hons (Geology), MSc (Mineral Resource Evaluation)

BUTCHER WELL CONTINUED
Australia


RIG 18
BSD
OVERSIZE

Exploration drilling at Butcher Well

TROPICANA
Australia

Introduction

Property description	Tropicana is comprised of a number of open pits and an underground mine that are operated as a JV between AngloGold Ashanti (70% and operator), and IGO Limited (30%).
Location	Tropicana is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie, Western Australia. Tropicana is the first deposit discovered in this remote portion of the Great Victoria Desert.
History	Open pit mining began during 2012 with first gold production occurring during September 2013. Tropicana reached the 3Moz produced milestone during the first quarter of 2020. Underground mining commenced in 2019 at Boston Shaker after a positive FS. First stoping occurred in June 2020 and the mine achieved commercial production in September 2020. The underground mine is expected to be a significant contributor to the production profile going forward.
Legal aspects and tenure	Tropicana has security of tenure for all current exploration licences and the mining lease that covers its future Ore Reserve. This lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036, covering a total area of 27,228ha. The previous 31 mining leases comprising 27,228ha (including M39/980, M39/981, M39/982 and M39/1052), were conditionally surrendered in favour of the grant of a single mining lease, M39/1096, on 11 March 2015 for 21 years with all existing rights and obligations preserved. This process was completed with the co-operation of the Department of Mines and Petroleum.
Mining method	Open pit mining activities are undertaken by Macmahon in an alliance partnership with the JV partners. Mining is conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits (Havana and Boston Shaker). The total annual movement of ore and waste is approximately 93.5Mtpa. Underground mining uses mechanised jumbo development and open stoping methods. At peak, annual production from underground is planned to reach 1.2Mt of ore.
Operational infrastructure	All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Power is supplied to the mine by on-site gas and diesel power stations, and natural gas is supplied via an APA Operations (Pty) Limited pipeline. Underground development and production is ongoing.
Mineral processing	The processing plant comprises crushing, high pressure grinding rolls, one stage grinding and CIL recovery with a capacity of between 8 and 9Mtpa.
Risks	No material risks are identified.

Geology

Deposit type

The Tropicana Gold Project area lies east of a northeast trending magnetic feature, interpreted to be the major tectonic suture between the Yilgarn Craton and the Proterozoic Albany-Fraser Orogen that extends over 700km. The gold deposit is hosted in Archaean gneissic metamorphic rocks (ca. 2,640Ma) with cover sequences generally 10 to 30m thick resulting in the mineral deposit not being exposed at surface.

Together, the Tropicana, Havana, Havana South and Boston Shaker deposits define a northeast trending mineralised corridor, approximately 1.2km wide and 5km long that has been tested to a vertical depth of more than 1,200m. The Mineral Resource remains open down-dip from the Tropicana, Havana and Boston Shaker deposits and has the potential to be extended to the north and south. Neither the immediate metamorphic host rocks nor the mineralised zones are exposed at surface due to the presence of widespread younger cover sequences.

Mineralisation style

The Tropicana deposit comprises a mineralised zone up to 50m thick, hosted predominantly in quartzo-feldspathic gneiss with a garnet-gneiss dominated hangingwall package. The mineralisation is comprised of subordinate thin (3 to 5m), discontinuous mineralised lenses that typically return intercepts of >0.5g/t gold. The Havana deposit comprises a lower, laterally continuous, higher-grade lode up to 50m thick that is overlain, in the central and southern parts of the pit, by stacked, typically lower-grade and thinner (up to 25m thick) mineralised zones. Havana is also dominantly hosted in quartzo-feldspathic gneiss, again with a garnet gneiss dominated hangingwall.

Mineralisation characteristics

Mineralisation is accompanied by pyrite (2 to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides. The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.

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Australia

Map showing Tropicana Mine infrastructure, with the total mining lease area inserts shown in the top right corner


to the Borefield
Insert: Total mining lease area
0
20
40km
Insert: Mining lease
Mine village
Boston Shaker
BS04
Tropicana (TP02)
Boston Shaker Portal
TP02 Backfill
HA04
Havana
HA06
HA03
HA05
Havana Sth HS01
to Kalgoorlie
N
0
1
2
3km
Plant centroid co-ordinates
29°14'25"S, 124°32'25"E
Licences
Mining
Exploration
Mine Infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Underground access
Settlements
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area

TROPICANA CONTINUED
Australia

NW-SE Geological cross-section through Havana pit, elevation in metres AMSL


NW
SE
Havana Stage 1
Havana Stage 4 Limit
Elevation
200m
0m
-200m
-400m
-600m
6762366mN
500m
Legend
Regolith
Basalt dyke
Fault/shear
Amphibolite and granulite dominant gneiss
Garnet bearing amphibolite and granulite
Dominantly monzonitic, dioritic and tonalitic gneiss
Dominantly syenitic, dioritic and tonalitic gneiss
Quartz, grunerite, pyrite, pyrrhotite breccia/chert
Orebody
Section definition boundary

Exploration

During 2020, Tropicana JV brownfields exploration programmes included Mineral Resource development drilling at Tropicana Gold Mine and near-mine exploration drilling. Mineral Resource development drilling completed extensional drilling at Boston Shaker and Havana, designed to test for underground extensions. Mineral Resource definition drilling was completed in the Boston Shaker open pit and the Tropicana underground Mineral Resource to improve the Mineral Resource confidence.

Near-mine exploration programmes explored for potential open pit satellite deposits, within 60km of the mine. They comprised a mix of advanced and early stage exploration using geophysical surveys coupled with AC, RC and DD. Of these, the advanced programmes are testing prospects such as Madras and Voodoo Child, with early stage exploration occurring at Southern Traverses and Angel Eyes following ongoing target generation. The results of the 2020 exploration drilling and ongoing targeting work provide a comprehensive pipeline of exploration targets with focus on near mine exploration going forward into 2021.

Projects

A PFS is examining the options around mining the depths of the Havana pits. The study will trade-off open pit versus underground options for material below the current pit.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blasthole	Channel	Other
Measured	12 x 12, 25 x 25	✓	✓	–	–	–
Indicated	50 x 25, 50 x 50	✓	✓	–	–	–
Inferred	100 x 100	✓	✓	–	–	–
Grade/ore control	12 x 12, 12.5 x 12.5	–	✓	–	–	–

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Australia

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2020	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Boston Shaker Stage 4 – BS04	Measured	2.82	1.78	5.00	0.16
	Indicated	0.46	1.99	0.92	0.03
	Inferred	–	–	–	–
	Total	**3.28**	**1.81**	**5.93**	**0.19**
Havana Stage 4 – HA04	Measured	0.38	1.13	0.43	0.01
	Indicated	5.25	1.73	9.08	0.29
	Inferred	–	–	–	–
	Total	**5.63**	**1.69**	**9.51**	**0.31**
Havana Stage 5 – HA05	Measured	0.32	1.47	0.47	0.02
	Indicated	7.83	1.59	12.43	0.40
	Inferred	–	–	–	–
	Total	**8.16**	**1.58**	**12.90**	**0.41**
Havana Stage 6 – HA06	Measured	0.08	1.42	0.11	0.00
	Indicated	9.98	1.55	15.46	0.50
	Inferred	0.00	0.47	0.00	0.00
	Total	**10.06**	**1.55**	**15.57**	**0.50**
Havana South Shell	Measured	0.22	0.87	0.19	0.01
	Indicated	11.84	0.99	11.69	0.38
	Inferred	2.13	0.92	1.96	0.06
	Total	**14.19**	**0.98**	**13.84**	**0.44**
Stockpile (open pit)	Measured	24.61	0.70	17.14	0.55
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**24.61**	**0.70**	**17.14**	**0.55**
Boston Shaker (underground)	Measured	1.22	2.97	3.62	0.12
	Indicated	4.07	3.06	12.45	0.40
	Inferred	9.70	2.88	27.94	0.90
	Total	**14.98**	**2.94**	**44.01**	**1.41**
Tropicana (underground)	Measured	–	–	–	–
	Indicated	3.80	2.24	8.51	0.27
	Inferred	1.58	2.05	3.25	0.10
	Total	**5.39**	**2.18**	**11.75**	**0.38**
Havana (underground)	Measured	–	–	–	–
	Indicated	0.65	2.22	1.45	0.05
	Inferred	12.17	2.38	28.96	0.93
	Total	**12.82**	**2.37**	**30.41**	**0.98**
Havana South (underground)	Measured	–	–	–	–
	Indicated	0.64	2.21	1.40	0.05
	Inferred	1.79	2.15	3.85	0.12
	Total	**2.43**	**2.17**	**5.25**	**0.17**
Tropicana	**Total**	**101.54**	**1.64**	**166.31**	**5.35**

"The results of the 2020 exploration drilling and ongoing targeting work provide a comprehensive pipeline of exploration targets with focus on near mine exploration going forward into 2021."

TROPICANA CONTINUED
Australia

Estimation

All available geological drill hole information is validated for use in the models and the local geology of the deposit is used to classify the drill hole information into appropriate geostatistical domains. Detailed statistical analyses are conducted on each of these domains. The recoverable gold Mineral Resource for the open pit is estimated by LUC. This is conventional UC, which estimates the proportion of material recovered by mining above a cut-off grade, assuming a specified SMU, LUC goes a step further to position the SMU block within the estimated panel based on the most likely position of the higher-grade SMU blocks relative to the lower-grade SMU blocks.

The underground Mineral Resource estimate uses all available drilling hosted within the down-plunge and along strike extents of the mineralisation, outside the current open pits and open pit Mineral Resource shells, and is estimated by LUC.

Grade tonnage curves


Tropicana
Surface (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Tropicana
Underground (metric)
Tonnes above cut-off (millions)
Average grade above cut-off (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Tropicana	Measured	14.30	0.69	9.82	0.32
	Indicated	25.48	1.25	31.89	1.03
	Inferred	27.37	2.41	65.94	2.12
	Total	**67.15**	**1.60**	**107.65**	**3.46**

The open pit exclusive Mineral Resource contains Mineral Resource below the Ore Reserve cut-off grade, Mineral Resource within an open pit optimisation, outside the current Ore Reserve pit design and also Inferred Mineral Resource. The underground exclusive Mineral Resource also contains Mineral Resource constrained within shapes defined by MSO, an underground optimisation tool, that is outside the current Ore Reserve stope designs.

Mineral Resource below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Tropicana	Measured	0.43	2.94	1.27	0.04
	Indicated	7.15	2.47	17.70	0.57
	Inferred	25.11	2.53	63.62	2.05
	Total	**32.69**	**2.53**	**82.58**	**2.66**

At Boston Shaker the Mineral Resource below infrastructure is significant as the operation is only in its second year of production. The Mineral Resource is reported below infrastructure at the 2,008mRL in the BS03 orebody and below the 1,973mRL in the BS04 orebody.

TROPICANA CONTINUED
Australia

Year-on-year changes in Mineral Resource


Tropicana
Total (Moz)
Ounces (millions)
6.0
5.5
5.0
4.5
4.0
3.5
3.0
4.91
(0.38)
0.02
0.38
0.45
(0.05)
0.00
0.00
0.00
0.00
5.35
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2020

Mineral Resource change was dominated by depletion due to mining which was offset by increases due to methodology change, a rise in gold price and minor additions from exploration drilling success.



Crushing circuit at sunset

TROPICANA CONTINUED
Australia

Inclusive Mineral Resource sensitivity


Tropicana
Percentage change
30
20
10
0
-10
-20
-30
Percentage change
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The open pit Mineral Resource is highly sensitive to gold price changes, particularly in Havana South. In other areas, the pit designs are fixed and based on the current business plan. There is a 16% upside in ounces at a higher Mineral Resource price and a 19% downside in ounces at a lower Mineral Resource price.

Ore Reserve

Ore Reserve

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Boston Shaker Stage 4 – BS04	Proved	2.04	2.29	4.66	0.15
	Probable	0.38	2.36	0.89	0.03
	Total	**2.41**	**2.30**	**5.56**	**0.18**
Havana Stage 4 – HA04	Proved	0.25	1.49	0.37	0.01
	Probable	4.10	2.11	8.64	0.28
	Total	**4.35**	**2.07**	**9.01**	**0.29**
Havana Stage 5 – HA05	Proved	0.21	2.01	0.42	0.01
	Probable	5.53	2.08	11.52	0.37
	Total	**5.74**	**2.08**	**11.94**	**0.38**
Havana Stage 6 – HA06	Proved	0.06	1.85	0.10	0.00
	Probable	7.28	1.96	14.31	0.46
	Total	**7.34**	**1.96**	**14.41**	**0.46**
Stockpile (open pit)	Proved	12.60	0.87	11.01	0.35
	Probable	–	–	–	–
	Total	**12.60**	**0.87**	**11.01**	**0.35**
Boston Shaker (underground)	Proved	0.19	3.13	0.60	0.02
	Probable	1.76	3.49	6.14	0.20
	Total	**1.95**	**3.45**	**6.74**	**0.22**
Tropicana	**Total**	**34.39**	**1.71**	**58.66**	**1.89**

Estimation

The Ore Reserve for Tropicana is based on an operating LOM plan. For the open pit LOM plan, a FS was completed in 2010, which determined a technically achievable and financially economic mine plan and this is updated annually. The pits that make up the open pit LOM plan are Havana, Boston Shaker and Havana South.

For the underground LOM plan, the Boston Shaker FS study was completed in 2019 which determined the viability of the Boston Shaker underground project. All Ore Reserve is estimated by reporting physicals (volumes, tonnes, grades, material types, etc.) against the Mineral Resource model within detailed designs. Ore Reserve physicals are then scheduled and put through a financial model for economic evaluation.

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Australia

Ore Reserve modifying factors

as at 31 December 2020	Gold price AUD/oz	Cut-off grade g/t Au	Dilution %	RMF % (based on tonnes)	RMF % (based on g/t)	MRF % (based on tonnes)	MRF % (based on g/t)	MCF %	MetRF %
Boston Shaker Stage 4 – BS04	1,604	0.70	–	100.0	100.0	100.0	100.0	100.0	89.5
Havana Stage 3 – HA03	1,604	0.70	–	100.0	100.0	100.0	100.0	100.0	88.1
Havana Stage 4 – HA04	1,604	0.70	–	100.0	100.0	100.0	100.0	100.0	88.1
Havana Stage 5 – HA05	1,604	0.70	–	100.0	100.0	100.0	100.0	100.0	88.1
Havana Stage 6 – HA06	1,604	0.70	–	100.0	100.0	100.0	100.0	100.0	88.1
Havana South Stage 1 – HS01	1,604	0.70	–	100.0	100.0	100.0	100.0	100.0	88.1
Stockpile (open pit)	1,604	0.70	–	100.0	100.0	100.0	100.0	100.0	89.4
Boston Shaker (underground)	1,604	2.70	10.0	100.0	100.0	90.0	100.0	100.0	90.0

Inferred Mineral Resource in annual Ore Reserve design*

as at 31 December 2020	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Boston Shaker (underground)	3.06	3.54	10.85	0.35
Total	**3.06**	**3.54**	**10.85**	**0.35**

**Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process.

There is 61% of material with less than an Indicated Mineral Resource confidence level within the underground designs used for the seven-year business planning period. This constitutes 16% of the Tropicana business plan. There is an insignificant percentage of Inferred Mineral Resource (less than 0.1% by tonnage) within the open pit designs used.

Detailed plans to drill and upgrade confidence in this Inferred Mineral Resource before mining commences are in place. There is no Inferred Mineral Resource included in the Ore Reserve, and the Ore Reserve provides a cashflow positive mine plan on a stand-alone basis.



Geologists inspecting core

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Australia

Ore Reserve below infrastructure

as at 31 December 2020	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Tropicana	Proved	0.04	3.26	0.12	0.00
	Probable	0.76	3.60	2.74	0.09
	Total	**0.80**	**3.59**	**2.86**	**0.09**

The below infrastructure Ore Reserve is split between the Boston Shaker 03 and 04 orebodies. This material is below 1,973mRL in Boston Shaker 03 and 2,008mRL in Boston Shaker 04.

Year-on-year changes in Ore Reserve


Tropicana
Total (Moz)
Ounces (millions)
2.2
2.1
2.0
1.9
1.8
1.7
1.6
1.5
1.4
2.12
(0.33)
(0.07)
(0.01)
0.15
(0.17)
0.02
(0.01)
0.19
0.00
0.00
1.89
2019
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2020

Changes in the Ore Reserve are mainly due to depletion during 2020 operations. There were several minor changes to Mineral Resource models, costs and operations, however these changes effectively balanced each other out.

Ore Reserve sensitivity


Tropicana
Percentage change
10
0
-10
-20
-30
Percentage change
1,100
1,200
1,300
Ore Reserve price ($/oz)
Tonnes
Ounces
Grade

The open pit Ore Reserve is highly sensitive to gold price changes particularly in Havana. In other areas, the pit designs are fixed based on the current business plan. There is a 7% upside in ounces at a higher Ore Reserve price and a 32% downside in ounces at a lower Ore Reserve price.

TROPICANA CONTINUED
Australia

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Fraser Clark	MAusIMM	226 390	19 years	BSc Hons (Geology), Postgraduate Certificate (Geostatistics)
Ore Reserve (surface)	Joanne Endersbee	MAusIMM	334 537	11 years	Certificate in Mine Surveying
Ore Reserve (underground)	Glenn Reitsema	MAusIMM	228 391	7 years	BCom, BEng (Mining Engineering)



Open pit floor at Tropicana

ADMINISTRATIVE INFORMATION


MSA
MSA

Geologist taking a strike measurement underground at Lamego

DEFINITIONS

This section provides information on AngloGold Ashanti's definition of Mineral Resource and Ore Reserve as well as a glossary of terms and abbreviations.

Mineral Resource

The SAMREC Code definition of a Mineral Resource is as follows (refer to the diagram on page 198):

"A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories."

All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for eventual economic extraction (more likely than not), regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included in a Mineral Resource.

The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.

The geological models are based on various combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding that have been developed for each deposit. Most of our deposits have been the subject of research by world experts in the relevant class of gold deposit.

The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits and shallow underground mines use kriging with post processing by UC or LUC to generate a recoverable Mineral Resource model where appropriate.

In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Ore Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off grade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Ore Reserve. In interpreting the Mineral Resource it is critical to factor in the following:

- That there is a reasonable expectation of eventual economic extraction
- The Mineral Resource is quoted *in situ* and has not been corrected for dilution, mining losses or recovery
- Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the company has intent to mine these areas

Mineral Resource classification is based on the '15% Rule'. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.

The process and methodology of classification are at the discretion of the Competent Person and involves expressing the '15% Rule', as a required level of information, which in tangible terms is the spacing of the drill hole or tunnel spacing in a particular deposit. Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classification system conforms to the 15% rule set out above.

Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay QA/QC as well as other variables that may impact on confidence in tonnage and grade.

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

AngloGold Ashanti quotes its Mineral Resource as inclusive of the Ore Reserve. However, in this document, the exclusive Mineral Resource is also quoted. The exclusive Mineral Resource is defined as the Inclusive Mineral Resource less the Ore Reserve before dilution and other factors are applied.

The exclusive Mineral Resource consists of the following components:

- Inferred Mineral Resource, including that within the Ore Reserve design or stope shape

DEFINITIONS CONTINUED

- Mineral Resource that sits above the Mineral Resource cut-off grade but below the Ore Reserve cut-off grade that resides within the defined Ore Reserve volume
- Mineral Resource that lies between the LOM pit shell/mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases)
- Mineral Resource where the technical studies to engineer an Ore Reserve have not yet been completed

All grade tonnage graphs represent *in situ* grade and tonnes within the Mineral Resource. Caution should be exercised when interpreting the grade tonnage graphs presented. The ability to selectively mine the deposits may be precluded by the deposit geometry, mining method and the need for practical development of the orebody.

Ore Reserve

The SAMREC Code definition of an Ore Reserve is as follows (refer to the diagram on the right):

"A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported."

Ore Reserve is subdivided in order of increasing confidence into Probable Ore Reserve and Proved Ore Reserve.

In the underground operations, the Ore Reserve is based on a full mine design and, in the case of open pits, on a pit optimisation followed by a final pit design. The Ore Reserve is reported according to tonnage, mean grade(s) and contained metal inclusive of mining dilution, mining ore-losses and mine call factors. These modifying factors are based on measurements rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet Ore Reserve criteria are itemised separately.

Only the Ore Reserve included for treatment in the business plan production schedule is considered in the Ore Reserve statement. Inferred Mineral Resource is not included in the Ore Reserve statement. Inferred Mineral Resource may however have an influence on the Ore Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or stope design. Inclusion in the production schedule will also influence the cash flow and thus the viability of any project. The effect of including Inferred Mineral Resource in the business plan is tested by scheduling the optimisation results, including the Inferred Mineral Resource, and generating a cash flow based on giving a value to the Proved and Probable Ore Reserve component of the schedule only (Inferred Mineral Resource is costed as waste). The Ore Reserve is acceptable if the cash flow, inclusive of the zero value Inferred Mineral Resource, is positive over the life of the mine.

For all new projects, an audited PFS (as a minimum requirement) must have been completed that demonstrates the viability of the project and meets the company's investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the company to proceed to FS.

Relationship between Exploration Results, Mineral Resource and Ore Reserve


Increasing level of geoscientific knowledge and confidence
Exploration Results
Mineral Resource
Ore Reserve*
Inferred
Indicated
Probable
Measured
Proved
Reported as in situ mineralisation estimates
Reported as mineable production estimates
Consideration of mining, metallurgical, processing, infrastructural, economic, marketing, legal, environmental, social and governmental factors (the "Modifying Factors")

* *Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the SAMREC Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.*

Table 1 and reporting on an 'if not, why not' basis

SAMREC Code, clause 6

The SAMREC Table 1 provides a list of the main criteria that must be considered and reported upon when reporting on Exploration Results, Mineral Resources and Mineral Reserves.

In the context of complying with the principles of the Code, comments relating to the items in the relevant sections of Table 1 shall be provided on an 'if not, why not' basis within the Competent Person's Report. The compilation of Table 1 must be undertaken for (i) the first-time declaration of Exploration Results, a Mineral Resource or a Mineral Reserve, and (ii) in instances where these items have materially changed from when they were last Publicly Reported for significant projects. Reporting on an 'if not, why not' basis ensures that it is clear to an investor or other stakeholders whether items have been considered and deemed of low consequence or are not yet addressed or resolved.

GLOSSARY OF TERMS

Banded iron formation (BIF)	A chemically formed iron-rich sedimentary rock.
By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, uranium, molybdenum and sulphuric acid.
Capital expenditure	Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL)	Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)	Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Comminution	The crushing and grinding of ore to make gold available for physical or chemical separation (see also Milling).
Conceptual/Scoping study	A conceptual (or scoping) study is an order of magnitude technical and economic study of the potential viability of Mineral Resource that includes appropriate assessments of realistically assumed Modifying Factors, together with any other relevant operational factors that are necessary to demonstrate, at the time of reporting, that progress to a prefeasibility study can be reasonably justified.
Contained gold	The total gold content (tonnes multiplied by grade) of the material being described.
Cut-off grade	The minimum grade at which a unit of ore can be mined to achieve the desired economic outcome.
Depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing a deposit through shafts and/or tunnelling in underground mining operations.
Electrowinning	A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution	Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Feasibility study (FS)	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a PFS (SAMREC 2016).
Flotation	Concentration of gold and gold-hosting minerals into a small mass by various techniques (for example collectors, frothers, agitation and air flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an overflowing froth phase.
Full grade ore	Ore material with sufficient grade to carry the full operating cost of the operation. Full grade ore cut-off is the break-even grade where cost is representative of all costs to carry the full operation.
Gold produced	Refined gold in a saleable form derived from the mining process.
Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounces per short ton of ore (oz/t) for gold-bearing material.
Indicated Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation (SAMREC 2016).
Inferred Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration (SAMREC 2016).

GLOSSARY OF TERMS CONTINUED

Leaching	Dissolution of gold from crushed or milled material, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of mine (LOM)	Number of years that the operation is planning to mine and treat ore as taken from the current mine plan.
Marginal ore	Ore material with grade below the FGO cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. Marginal ore cut-off is the break-even grade where cost is representative of the reduced cost that will be experienced after mining has ended.
Measured Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve (SAMREC 2016).
Metallurgical plant	A processing plant designed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).
Milling	A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also comminution).
Mine call factor (MCF)	The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Metallurgical recovery factor (MetRF)	A measure of the efficiency in extracting gold from the ore.
Mineral deposit	A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth's crust.
Mining recovery factor (MRF)	This factor reflects a mining efficiency factor relating the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.
Modifying factors	Considerations used to convert Measured and Indicated Mineral Resource to Ore Reserve. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Net present value (NPV)	The difference between the present value of cash inflows and the present value of cash outflows.
Ore Reserve	Although the term Mineral Reserve is used throughout the SAMREC Code, it is recognised by the Code that the term Ore Reserve is synonymous with Mineral Reserve. AngloGold Ashanti elects to use Ore Reserve in its reporting.
Ounce (oz) (Troy)	Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Páramo	Alpine tundra ecosystem/alpine moorland.
Precipitate	The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.
Prefeasibility study (PFS)	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A PFS is at a lower confidence level than a FS (SAMREC 2016).

GLOSSARY OF TERMS CONTINUED

Probable Ore Reserve	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve (SAMREC 2016).
Proved Ore Reserve	The economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the modifying factors. (SAMREC 2016).
Recovered grade	The recovered mineral content per unit of ore treated.
Reef	A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining	The final purification process of a metal or mineral to a saleable form.
Region	Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Ghana, Guinea, Mali and Tanzania), Australia and the Americas (Argentina, Brazil and Colombia).
Rehabilitation	The process of returning disturbed land to a stable, productive or self-sustaining condition requiring no ongoing maintenance to meet the post-mining land use objectives and taking into account beneficial uses of the site and surrounding land. Rehabilitation objectives are generally defined in environmental permits but are typically amended during the operational phase of projects through stakeholder engagement processes to ensure post mining land uses are congruent with surrounding and regional land use plans. Rehabilitation methods can vary by location owing to the extent of disturbance and geo-climatic factors and include, among others, the processes of remediation, revegetation and restoration, to address issues such as soil, ground and surface water, contamination, soil erosion and revegetation.
Resource modification factor (RMF)	This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model. For example, between the Mineral Resource model tonnage and the grade control model tonnage. It is expressed in both a grade and tonnage number.
Seismic event	A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft	A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Smelting	A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.
Selective mining unit (SMU)	The smallest unit that can be mined at a particular operation with the equipment available at that site, reflecting the intended or proposed mining selectively.
Stope	An underground excavation where ore is extracted.
Stoping	The process of excavating ore underground.
Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility (TSF)/facilities (TSFs)	Facilities designed to store discarded tailings.
Tonne (t)	Used in metric statistics. Equal to 1,000 kilograms, the International System Units (SI) mass unit.
Tonnage	Quantity of material measured in tonnes.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

ABBREVIATIONS

°	Degrees
%	Percentage
$	United States dollars
3D	Three-dimensional space
AC	Aircore drilling
Ag	Silver
AGA	AngloGold Ashanti
AGACSM/AGA Mineração	AngloGold Ashanti Córrego do Sítio Mineração
AGAG	AngloGold Ashanti (Ghana) Limited
AMSL	Above mean sea level
ANM	Agência Nacional de Mineração
ARS	Argentine peso
Au	Gold
AUD	Australian dollars
Barrick	Barrick Gold Corporation
BIOX	Bacterial oxidation
BMD	Below mine datum
BRL	Brazilian real
ca.	Circa (approximately)
CdS	Córrego do Sítio
cm	Centimetres
COP	Colombian peso
CPR	Competent Persons report(s)
Cu	Copper
CVSA	Cerro Vanguardia S.A.
DD	Diamond drilling
DRC	Democratic Republic of the Congo
EMP	Environmental Management Plan
EPA	Environmental Protection Agency
ESIA	Environmental and social impact assessment
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
g	Grams
GCS	George Cappendell Shaft
GFW	Galinheiro footwall
GGB	Geita Greenstone Belt
GGM	Geita Gold Mine
GRIDCo.	Ghana Grid Company
Guinea	Republic of Guinea
g/t	Grams per tonne
ha	Hectare
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	Johannesburg Stock Exchange Limited
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
kg	Kilograms
koz	Thousand ounces
kozpa	Thousand ounces per annum
kt	Thousand tonnes
km	Kilometres
km^2	Square kilometre
KMS	Kwezi Mensah Shaft
ktpa	Kilo tonnes per annum
lb	Pound(s)
LIB	Long inclined borehole
LHOS	Long Hole Open Stoping
LOS	Longitudinal Open Stoping
LRS	Longitudinal Retreat Stoping
LUC	Localised uniform conditioning
M or m	Metre or million, depending on the context
m^2	Square metre
m^3	Cubic metre
Ma	Mega-annum
MAusIMM	Member of the Australasian Institute of Mining and Metallurgy
MCH	Meta-chert
Mlb	Million pounds
Mo	Molybdenum
Moz	Million ounces
mRL	Metres relative level
MSG	Mineração Serra Grande
MSO	Mineable Shape Optimiser – Datamine®
Mt	Million tonnes
Mtpa	Million tonnes per annum
Mtpm	Million tonnes per month
MW	Mega watt
NSR	Net Smelter Return
oz/t	ounces per tonne
POX	Pressure oxidation
QA/QC	Quality Assurance/Quality Control
RCubed	Mineral Resource and Ore Reserve Reporting System
Randgold	Randgold Resources Limited
RC	Reverse circulation drilling
RGB	Red-green-blue
ROM	Run-of-mine
RRSC	Mineral Resource and Ore Reserve Steering Committee
S	Sulphur
SACNASP	South African Council for Natural Scientific Professions
SAG	Société Ashanti Goldfields de Guinea
SAG mills	Semi-autogeneous grinding mills
SAMREC	The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
SLOS	Sub-level Open Stopes
SOKIMO	Société Minière de kilo-Moto
SOMIQ	Société Minière Internationale du Quebéc
SOX	Sarbanes-Oxley (Act of 2002)
TOS	Transverse Open Stoping
tpd	Tonnes per day
UC	Uniform conditioning
UHDF	Underhand drift and fill

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

AusIMM	The Australasian Institute of Mining and Metallurgy PO Box 660, Carlton South, Victoria 3053, Australia Telephone: +61 (3) 9658 6100 Facsimile: +61 (3) 9662 3662 www.ausimm.com
The Geological Society	The Geological Society of London Burlington House, Piccadilly, London W1J 0BG Telephone: +44 (0) 20 7434 9944 www.geolsoc.org.uk
GSSA	The Geological Society of South Africa PO Box 91230, Auckland Park 2006, Gauteng, South Africa Telephone: +27 (11) 358 0028 www.gssa.org.za
SACNASP	South African Council for Natural Scientific Professions Private Bag X540, Silverton 0127, Gauteng, South Africa Telephone: +27 (12) 748 6500 Facsimile: +27 (86) 206 0427 www.sacnasp.org.za
SAIMM	The Southern African Institute of Mining and Metallurgy PO Box 61127, Marshalltown 2107, Gauteng, South Africa Telephone: +27 (11) 834 1273/7 Facsimile: +27 (11) 838 5923/8156 www.saimm.co.za



Production drill rig from a distance at Lamego

ADMINISTRATION AND CORPORATE INFORMATION



Logging of chip samples at an exploration drilling site at Kibali

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, (including as a result of the COVID-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, (including as a result of the COVID-19 pandemic), the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

ADMINISTRATION AND CORPORATE INFORMATION CONTINUED

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
Ernst & Young Inc.

Offices

Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662

Ghana
Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
KC Ramon ^
(Interim Chief Executive Officer)

Non-executive
MDC Ramos ^ (Chairman)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
NVB Magubane ^
MC Richter #~
JE Tilk §

*British §Canadian # American
~Panamanian ^ South African °Ghanaian

Officers
Group Company Secretary:
MML Mokoka

Investor Relations contacts

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra,
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866 244 4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 26, 2021

By: /s/ M M L MOKOKA________
Name: M M L Mokoka
Title: Group Company Secretary